    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 2, 1999


                                                      REGISTRATION NO. 333-88757

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           -------------------------

                        COVAD COMMUNICATIONS GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                           -------------------------

             DELAWARE                             4813                            77-0461529
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                            2330 CENTRAL EXPRESSWAY
                         SANTA CLARA, CALIFORNIA 95050
                                 (408) 844-7500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                           -------------------------

                            ROBERT E. KNOWLING, JR.
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        COVAD COMMUNICATIONS GROUP, INC.
                            2330 CENTRAL EXPRESSWAY
                         SANTA CLARA, CALIFORNIA 95050
                                 (408) 844-7500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

               BARRY E. TAYLOR, ESQ.                                GARY SELLERS, ESQ.
             ROBERT G. O'CONNOR, ESQ.                                MARK ZERDIN, ESQ.
         WILSON SONSINI GOODRICH & ROSATI                       SIMPSON, THACHER & BARTLETT
             PROFESSIONAL CORPORATION                              425 LEXINGTON AVENUE
                650 PAGE MILL ROAD                               NEW YORK, NEW YORK 10017
            PALO ALTO, CALIFORNIA 94304                               (212) 455-2000
                  (650) 493-9300

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 426(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. UNDERWRITERS MAY NOT CONFIRM SALES OF THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 2, 1999


PRELIMINARY PROSPECTUS

                               13,000,000 SHARES

                                      LOGO
                                  COMMON STOCK
                           -------------------------

This is a public offering of 13,000,000 shares of common stock of Covad Communications Group, Inc. We are selling 11,405,000 shares of common stock offered under this prospectus. The selling stockholders identified in the prospectus are selling an additional 1,595,000 shares. We will not receive any proceeds from the shares of common stock sold by the selling stockholders.

Our common stock is traded on the Nasdaq National Market under the symbol "COVD." On October 14, 1999, the last reported sale price for our common stock on the Nasdaq National Market was $41.75 per share.

SEE "RISK FACTORS" BEGINNING ON PAGE 5 TO READ ABOUT CERTAIN RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                                                               PER
                                                              SHARE     TOTAL
                                                              ------   --------
Public offering price.......................................  $        $
Underwriting discounts and commissions......................  $        $
Proceeds, before expenses, to us............................  $        $
Proceeds, before expenses, to the selling stockholders......  $        $

                           -------------------------

The underwriters may, under certain circumstances, purchase up to an additional 1,950,000 shares of common stock from us at the public offering price less the underwriting discount.

The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in New York, New York
on             , 1999.

                           -------------------------

BEAR, STEARNS & CO. INC.                              MORGAN STANLEY DEAN WITTER

CREDIT SUISSE FIRST BOSTON
         DEUTSCHE BANC ALEX. BROWN
                   DONALDSON, LUFKIN & JENRETTE
                            GOLDMAN, SACHS & CO.
                                     UTENDAHL CAPITAL PARTNERS, L.P.
                           -------------------------

               The date of this prospectus is             , 1999

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus, including "Risk Factors" beginning on page 5, carefully before investing in our common stock.

                        COVAD COMMUNICATIONS GROUP, INC.

OUR COMPANY

     We are a leading provider of broadband communications services to Internet service provider, enterprise and telecommunications carrier customers. These services include a range of high-speed, high-capacity Internet and network access services using digital subscriber line (DSL) technology, and related value-added services. Internet service providers purchase our services in order to provide high-speed Internet access to their business and consumer end-users. Enterprise customers purchase our services directly or indirectly from us to provide employees with high-speed remote access to the enterprise's local area networks (RLAN access), which improves employee productivity and reduces network connection costs. Telecommunications carrier customers purchase our services for resale to their Internet service provider affiliates, Internet users and enterprise customers.

     We believe we have the nation's largest DSL network with 880 operational central offices passing over 25 million homes and businesses. As of September 30, 1999, we had installed 31,000 DSL-based high-speed access lines and received orders for our services from 295 Internet service provider, enterprise and telecommunications carrier customers, including AT&T, Concentric Network, Flashcom, MindSpring, Oracle, Prodigy, PSINet, Qwest, Stanford University, Sun Microsystems, UUNET and Verio.

     We had planned to deploy our services in 51 metropolitan statistical areas by the end of the first quarter 2000. By August 1999 we had begun offering our services in each of these 51 metropolitan statistical areas, and in September 1999, we announced plans to roll out our services in 49 additional metropolitan statistical areas. When this build-out is completed, which we expect to be by the end of 2000, our network will pass a total of 46 million homes and businesses, representing 40% of homes and 45% of businesses in the United States.

     We plan to continue to pursue rapid network expansion and installation of high-speed access lines, and to develop a variety of services that are enhanced or enabled by our broadband network, such as voice over DSL and e-commerce applications. We expect to leverage our network by entering into business arrangements with broadband-related service providers in order to bring a variety of value-added service offerings to our customers and their end-users.

OUR MARKET OPPORTUNITY

     We believe that we have a substantial business opportunity for the following reasons:

     - There is a growing market demand for broadband communications services.

     - Broadband communications services are enabling new applications for businesses and consumers.

     - DSL is a cost-effective technology for broadband communications.

     - The current regulatory environment facilitates the provision of competitive broadband communications service offerings.

OUR COMPETITIVE STRENGTHS

     We offer an attractive value proposition compared to alternative technologies. For business Internet users, our high-end services offer bandwidth comparable to that offered by T1 and frame relay circuits (which are up to 25 times the speed of most analog modems) at a substantially lower cost than traditional T1 service. For the RLAN market, our mid-range services are three to six times the speed of ISDN lines and up to ten times the speed of most analog modems at monthly rates similar to or lower than those for heavily-used ISDN lines. For consumer Internet users, our consumer services are comparably priced to other services, such as cable modem services, but offer significant advantages in security, network performance and speed.

     We have leveraged our first-mover advantage to rapidly expand our network and grow our number of installed lines. We were the first to widely roll out DSL services on a commercial basis, making DSL service available for purchase in the San Francisco Bay Area in December 1997. We believe that we have leveraged our first-mover advantage to rapidly expand our network into our targeted metropolitan regions and grow our number of line installations.

     Our services are widely available, continuously connected and secure. Our strategy of providing blanket coverage in each region we serve is designed to ensure that our services are available to the vast majority of our customers' end-users. Our networks provide a 24-hour continuous connection, unlike ISDN lines and analog modems which require customers to dial-up each time for Internet or RLAN access. Also, because we use dedicated connections from each end-user to the Internet service provider or enterprise network, our customers can reduce the risk of unauthorized access.

     Our management team has extensive industry experience. Our management team includes individuals with extensive experience in the data communications, telecommunications and personal computer industries. In July 1998, we hired as our Chief Executive Officer Robert Knowling, Jr., who formerly served as the Executive Vice President of Operations and Technologies at U S WEST Communications and as Vice President of Network Operations at Ameritech. Mr. Knowling also serves as our President and the Chairman of our board of directors.

OUR BUSINESS STRATEGY

     Our objective is to become the leading nationwide provider of broadband services and a critical element in the proliferation of e-commerce and other applications that are enabled or enhanced by broadband communications. The key elements of our strategy to achieve this objective are to:

     - expand our network and roll out our service rapidly in our targeted metropolitan statistical areas;

     - provide pervasive coverage in each of our 100 targeted metropolitan statistical areas;

     - establish and maintain sales and marketing relationships with leading Internet service providers, telecommunications carriers and DSL resellers;

     - develop a high level of national brand recognition for our name;

     - develop and commercialize additional value-added services such as voice over DSL; and

     - take advantage of new regulatory developments to facilitate the deployment of our network.

                                  THE OFFERING

     The following information is based on 82,933,005 shares of our common stock outstanding as of September 30, 1999. This number includes:

     - 9,568,765 shares of common stock issuable upon conversion of 6,379,177 shares of our non-voting class B common stock held by our strategic investors; and

     - 445,000 shares of common stock subject to outstanding options held by selling stockholders that are expected to be exercised prior to the date of this offering at a weighted average exercise price of $2.12 per share.

     This number excludes:

     - 17,110,191 shares of common stock subject to outstanding options at a weighted average exercise price of $11.09 as of September 30, 1999;

     - 1,709,468 shares of common stock reserved for future issuance under our 1997 Stock Plan and 1,500,000 shares of common stock reserved for future issuance under our 1998 Employee Stock Purchase Plan as of September 30, 1999; and

     - 272,904 shares of common stock issuable upon exercise of warrants issued in connection with our 1998 notes at an exercise price of $0.0022 per share.

Common stock offered by us......................   11,405,000 shares

Common stock offered by the selling
stockholders....................................    1,595,000 shares

Common stock to be outstanding after this
offering........................................   94,338,005 shares

Use of proceeds.................................   We will use the proceeds from
                                                   this offering to expand our
                                                   network, for sales and
                                                   marketing activities, to
                                                   support possible strategic
                                                   investments and acquisitions
                                                   and for working capital and
                                                   general corporate purposes.

Nasdaq National Market symbol...................   COVD

     Unless we indicate otherwise, the information in this prospectus assumes the underwriters will not exercise their over-allotment option.
                           -------------------------

     The address of our principal executive office is 2330 Central Expressway, Santa Clara, California 95050, and our telephone number is (408) 844-7500.

     "Covad(TM)," "TeleSpeed(R)," "TeleSurfer(SM)," "The Speed to Work(SM)," "The Internet As It Should Be(SM)" and the Covad logos, names and marks are some of our trademarks and servicemarks. This prospectus contains other product names, trade names and trademarks of ours and of other organizations.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                     YEAR ENDED DECEMBER 31,     SIX MONTHS ENDED JUNE 30,
                                                     ------------------------    -------------------------
                                                        1997          1998          1998          1999
                                                     ----------    ----------    ----------    -----------
                                                                                        (UNAUDITED)
                                                           (DOLLARS)IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues...........................................  $       26    $    5,326    $      995    $    16,429
Operating expenses:
  Network and product costs........................          54         4,562           961         15,525
  Sales, marketing, general and administrative.....       2,374        31,043         6,550         43,089
  Amortization of deferred compensation............         295         3,997           858          2,887
  Depreciation and amortization....................          70         3,406           610         13,318
                                                     ----------    ----------    ----------    -----------
         Total operating expenses..................       2,793        43,008         8,979         74,819
                                                     ----------    ----------    ----------    -----------
Income (loss) from operations......................      (2,767)      (37,682)       (7,984)       (58,390)
  Net interest income (expense)....................         155       (10,439)       (3,720)       (12,366)
                                                     ----------    ----------    ----------    -----------
Net income (loss)..................................      (2,612)      (48,121)      (11,704)       (70,756)
                                                     ----------    ----------    ----------    -----------
Preferred dividends................................          --            --            --         (1,146)
                                                     ----------    ----------    ----------    -----------
Net income (loss) available to common
  stockholders.....................................  $   (2,612)   $  (48,121)   $  (11,704)   $   (71,902)
                                                     ==========    ==========    ==========    ===========
Net income (loss) per common share(1)..............  $    (0.53)   $    (5.62)   $    (1.54)   $     (1.18)
Weighted average shares used in computing net
  income (loss) per share(1).......................   4,907,319     8,562,802     7,584,501     60,930,856
OTHER FINANCIAL DATA:
EBITDA(2)..........................................  $   (2,402)   $  (30,154)   $   (6,516)   $   (42,185)
CONSOLIDATED CASH FLOW DATA:
Provided by (used in) operating activities.........  $   (1,895)   $   (9,054)   $     (877)   $   (27,721)
Provided by (used in) investing activities.........      (2,494)      (61,252)      (12,380)      (194,446)
Provided by (used in) financing activities.........       8,767       130,378       130,764        415,188

                                                                 AS OF            AS OF JUNE 30, 1999
                                                              DECEMBER 31,    ----------------------------
                                                                  1998          ACTUAL      AS ADJUSTED(3)
                                                              ------------    ----------    --------------
                                                                                      (UNAUDITED)
                                                                         (DOLLARS IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................   $   64,450     $  257,471     $   719,578
Net property and equipment..................................       59,145        143,562         143,562
Total assets................................................      139,419        593,816       1,055,923
Long-term obligations, including current portion............      142,879        363,856         363,856
Total stockholders' equity (net capital deficiency).........      (24,706)       172,004         634,111

                                                        AS OF DECEMBER 31,            AS OF JUNE 30,
                                                     ------------------------    -------------------------
                                                        1997          1998          1998          1999
                                                     ----------    ----------    ----------    -----------
OTHER OPERATING DATA:
Homes and businesses passed........................     278,000     6,000,000     1,300,000     15,400,000
Lines installed....................................          26         3,900           700         16,700

---------------
(1) Data reflects a two-for-one stock split effective May 1998, a three-for-two stock split effective August 1998 and a three-for-two split of our common stock effective May 1999.

(2) EBITDA consists of net loss excluding net interest, taxes, depreciation and amortization, non-cash stock-based compensation expense and other non-operating income or expenses. We have provided EBITDA because it is a measure of financial performance commonly used in the telecommunications industry as well as to enhance an understanding of our operating results. EBITDA should not be construed as either:

    - an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of our operating performance, or

    - an alternative to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity.

EBITDA as calculated by us may be calculated differently than EBITDA for other companies. See our consolidated financial statements and the related notes thereto contained elsewhere in this prospectus.

(3) The as adjusted balance sheet data reflects the receipt of:

    - $461.2 million of net proceeds from the sale of shares of common stock by us in this offering; and

    - $943,000 of proceeds from the issuance of 445,000 shares of common stock subject to outstanding options held by selling stockholders that are expected to be exercised prior to the date of this offering at a weighted average exercise price of $2.12 per share.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the following factors before deciding to purchase shares of our common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus. We disclaim any obligation to update information contained in any forward-looking statement.

                             RISKS RELATED TO COVAD

OUR BUSINESS IS DIFFICULT TO EVALUATE BECAUSE WE HAVE A LIMITED OPERATING
HISTORY

     We were incorporated in October 1996 and introduced our services commercially in the San Francisco Bay Area in December 1997. Because of our limited operating history, you have limited operating and financial data upon which to evaluate our business. You should consider that we have the risks of an early stage company in a new and rapidly evolving market. To overcome these risks, we must:

     - rapidly expand the geographic coverage of our services;

     - attract and retain customers within our existing and in new metropolitan statistical areas;

     - increase awareness of our services;

     - respond to competitive developments;

     - continue to attract, retain and motivate qualified persons;

     - continue to upgrade our technologies in response to competition and market factors;

     - manage our traditional telephone company suppliers;

     - rapidly install high-speed access lines;

     - effectively manage the growth of our operations; and

     - deliver additional value-added services to our customers.

WE HAVE A HISTORY OF LOSSES AND EXPECT INCREASING LOSSES IN THE FUTURE

     We have incurred substantial losses and experienced negative cash flow each fiscal quarter since our inception. As of June 30, 1999, we had an accumulated deficit of approximately $121.5 million. We intend to increase our capital expenditures and operating expenses in order to expand our business. As a result, we expect to incur substantial additional net losses and substantial negative cash flow for at least the next several years.

     In addition, we expect our net losses to increase in the future due to the interest and amortization charges related to the 13 1/2% Senior Discount Notes due 2008 issued in March 1998 and the 12 1/2% Senior Notes due 2009 issued in February 1999, and the amortization charges related to our issuance of preferred stock to AT&T Ventures and two affiliated funds ("AT&T Ventures"), NEXTLINK and Qwest in January 1999. For example:

     - Interest and amortization charges relating to the 1998 notes were approximately $16.0 million during the year ended December 31, 1998. These charges will increase each year until the year ending December 31, 2004, during which period the interest and amortization charges will be approximately $36.9 million. This increase is due to the accretion of the 1998 notes to $260 million through March 2003.

     - Interest and amortization charges relating to the 1999 notes will be approximately $24.0 million during the year ending December 31, 1999 and will increase slightly each year to approximately $28.3 million during the year ending December 31, 2008.

     - We recorded intangible assets of $28.7 million associated with the issuance of our preferred stock to AT&T Ventures, NEXTLINK and Qwest. These amounts will result in an annual amortization charge of approximately $8.4 million in each of the years in the three year period ending December 31, 2001.

OUR OPERATING RESULTS ARE LIKELY TO FLUCTUATE IN FUTURE PERIODS AND, THEREFORE, ARE DIFFICULT TO PREDICT

     Our annual and quarterly operating results are likely to fluctuate significantly in the future as a result of numerous factors, many of which are outside of our control. These factors include:

     - the timing and willingness of traditional telephone companies to provide us with central office space and the prices, terms and conditions on which they make available the space to us;

     - the amount and timing of capital expenditures and other costs relating to the expansion of our networks and the marketing of our services;

     - delays in the commencement of operations in new regions and the generation of revenue because certain network elements have lead times that are controlled by traditional telephone companies and other third parties;

     - the ability to develop and commercialize new services by us or our competitors;

     - the ability to deploy on a timely basis our services to adequately satisfy end-user demand;

     - our ability to successfully operate our networks;

     - the rate at which customers subscribe to our services;

     - decreases in the prices for our services due to competition, volume-based pricing and other factors;

     - our ability to retain Internet service provider, enterprise and telecommunications carrier customers and end-user churn rates;

     - the mix of line orders between consumer end-users and business end-users (which typically have higher margins);

     - the success of our relationships with AT&T, NEXTLINK, Qwest and WebMD and other potential third parties in generating significant end-user demand;

     - the development and operation of our billing and collection systems and other operational systems and processes;

     - the rendering of accurate and verifiable bills by our traditional telephone company suppliers and resolution of billing disputes;

     - the incorporation of enhancements, upgrades and new software and hardware products into our network and operational processes that may cause unanticipated disruptions; and

     - the interpretation and enforcement of regulatory developments and court rulings concerning the 1996 Telecommunications Act, interconnection agreements and the anti-trust laws.

     As a result, it is likely that in some future quarters our operating results will be below the expectations of securities analysts and investors. If this happens, the trading price of our common stock would likely decline.

WE CANNOT PREDICT WHETHER WE WILL BE SUCCESSFUL BECAUSE OUR BUSINESS STRATEGY IS LARGELY UNPROVEN

     We believe that we were the first competitive telecommunications company to widely provide high-speed Internet and network access using DSL technology. To date, our business strategy remains largely unproven. To be successful, we must develop and market services that achieve broad commercial acceptance by Internet service provider, enterprise and telecommunications carrier customers in our targeted metropolitan statistical areas. Because our business and the demand for high-speed digital communications services are in the early stages of development, we are uncertain whether our services will achieve broad commercial acceptance.

WE MAY EXPERIENCE DECREASING PRICES FOR OUR SERVICES, WHICH MAY IMPAIR OUR ABILITY TO ACHIEVE PROFITABILITY OR POSITIVE CASH FLOW

     We may experience decreasing prices for our services due to competition, volume-based pricing, an increase in the proportion of our revenues generated by our consumer services and other factors. Currently, we charge higher prices for some of our services than some of our competitors do for their similar services. As a result, we cannot assure you that our customers and their end-user customers will select our services over those of our competitors. In addition, prices for digital communications services in general have fallen historically, and we expect this trend to continue. We have provided and expect in the future to provide price discounts to customers that commit to sell our services to a large number of their end-user customers. Our consumer grade services have lower prices than our business grade services. As a result, expected increases in the percentage of our revenues which we derive from our consumer services will likely reduce our overall profit margins. We also expect to reduce prices periodically in the future to respond to competition and to generate increased sales volume. As a result, we cannot predict whether demand for our services will exist at prices that enable us to achieve profitability or positive cash flow.

OUR BUSINESS WILL SUFFER IF OUR INTERNET SERVICE PROVIDERS, TELECOMMUNICATIONS CARRIERS AND OTHER THIRD PARTIES ARE NOT SUCCESSFUL IN MARKETING AND SELLING OUR SERVICES

     We market our Internet access services through Internet service providers and telecommunications carriers for resale to their business and consumer end-users. To date, a limited number of Internet service providers have accounted for the significant majority of our revenues. As a result, a significant reduction in the number of end-users provided by one or more of our key Internet service providers could result in a material decrease in our revenues for a given period. We expect that our Internet service provider customers and telecommunications carriers will account for the majority of our future market penetration and revenue growth. Our agreements with our customers are generally non-exclusive. Many of our customers also resell services offered by our competitors. In addition, a number of our customers have committed to provide large numbers of end-users in exchange for price discounts. If our customers do not meet their volume commitments or otherwise do not sell our services to as many end users as we expect, our business will suffer.

     In addition, we entered into commercial agreements with each of AT&T, NEXTLINK and Qwest and more recently with WebMD. Our agreements with AT&T, NEXTLINK and Qwest provide for the purchase and resale of our services, primarily to their small business and enterprise customers. Our agreement with WebMD provides that we will be WebMD's preferred provider of broadband connectivity offering physician subscribers web-based multimedia and communication services designed to enhance their practices. To date, these relationships have not generated significant line orders. We cannot predict the number of line orders that AT&T, NEXTLINK, Qwest or WebMD will generate, if any, or whether line orders will be below our expectations. In addition, these and future relationships we may establish with other third parties may not result in significant line orders or revenues.

OUR FAILURE TO MANAGE OUR GROWTH EFFECTIVELY MAY DELAY OUR NETWORK EXPANSION AND SERVICE ROLLOUT

     Our strategy is to significantly expand our networks within our existing metropolitan statistical areas and to deploy our networks in substantially all of our 100 targeted metropolitan statistical areas by the end of 2000. The execution of this strategy involves:

     - obtaining the required government authorizations;

     - identifying, accessing and initiating service in key central offices within existing and target regions;

     - designing, maintaining and upgrading adequate operational support, billing and collection systems;

     - obtaining central office space and maintaining connections between central offices;

     - obtaining phone lines and electronic ordering facilities from our traditional telephone company suppliers on a timely basis; and

     - entering into and renewing interconnection agreements with the appropriate traditional telephone companies on satisfactory terms and conditions.

     To accomplish this strategy, we must, among other things:

     - market to and acquire a substantial number of customers and end-users;

     - continue to implement and improve our operational, financial and management information systems, including our client ordering, provisioning, dispatch, trouble ticketing and other operational systems as well as our billing, accounts receivable and payable tracking, collection, fixed assets and other financial management systems;

     - hire and train additional qualified management and technical personnel;

     - manage and resolve any disputes which may arise with our traditional telephone company suppliers;

     - establish and maintain relationships with third parties to market and sell our services, install network equipment and provide field service; and

     - continue to expand and upgrade our network infrastructure.

     We may be unable to do these things successfully. As a result, we may be unable to deploy our networks as scheduled or achieve the operational growth necessary to achieve our business strategy.

     Our growth has placed, and is expected to continue to place, significant demands on our management and operational resources. We expect to continue to significantly increase our employee base to support the deployment of our networks. We also expect to implement system upgrades, new software systems and other enhancements, which could cause disruption and dislocation in our business. If we are successful in implementing our marketing strategy, we may have difficulty responding to demand for our services and technical support in a timely manner and in accordance with our customers' expectations. We expect these demands to require the addition of new management personnel and the increased outsourcing of company functions to third parties. We may be unable to do this successfully, in which case we could experience a reduction in the growth of our line orders and therefore our revenues.

REJECTIONS OF OUR APPLICATIONS FOR CENTRAL OFFICE SPACE BY TRADITIONAL TELEPHONE COMPANIES ARE LIKELY TO DELAY THE EXPANSION OF OUR NETWORKS AND THE ROLLOUT OF OUR SERVICES

     We must secure physical space from traditional telephone companies for our equipment in their central offices in order to provide our services in our targeted metropolitan statistical areas. In the past, we have experienced rejections of our applications to secure this space in many central offices, and we continue to receive rejections in some central offices.

     We expect that as we proceed with our deployment, we will face additional rejections of our applications for central office space in our other targeted metropolitan statistical areas. These rejections have in the past resulted, and could in the future result, in delays and increased expenses in the rollout of our services in our targeted metropolitan statistical areas, including delays and expenses associated with engaging in legal proceedings with the traditional telephone companies. This has harmed our business and is likely to continue to harm our business in future periods.

     We face other challenges in dealing with the traditional telephone companies:

     - there may be real limitations on the availability of central office space in certain central offices;

     - they frequently claim lack of available facilities when asked by us to provide connections between central offices and telephone wires to end-users;

     - they frequently fail to promise delivery of, and actually deliver, properly connected telephone wires to our end-users on time;

     - they frequently do not cooperate in providing us with relevant telephone wire information such as the length of the wire;

     - they frequently do not deploy and provide us with integrated software systems that allow us to seamlessly place large volumes of orders for telephone lines; and

     - they frequently do not cooperate in maintaining and resolving problems relating to delivery of telephone lines.

     We are engaged in a variety of negotiations, regulatory disputes and legal actions to resolve these situations. We may be unable to resolve these matters successfully.

     The Federal Communications Commission (FCC) has been reviewing the policies and practices of the traditional telephone companies with the goal of facilitating the efforts of competitive telecommunications companies to obtain central office space and telephone wires more easily and on more favorable terms. On March 31, 1999, the FCC adopted rules to make it easier and less expensive for competitive telecommunications companies to obtain central office space and to require traditional telephone companies to make new alternative arrangements for obtaining central office space. However, the FCC's new rules have not been uniformly implemented in a timely manner and may not ultimately enhance our ability to obtain central office space.

CHARGES FOR UNBUNDLED NETWORK ELEMENTS ARE OUTSIDE OF OUR CONTROL BECAUSE THEY ARE PROPOSED BY THE TRADITIONAL TELEPHONE COMPANIES AND ARE SUBJECT TO COSTLY REGULATORY APPROVAL PROCESSES.

     Traditional telephone companies provide the unbundled DSL-capable lines or telephone wires that connect each end-user to our equipment located in the central offices. The 1996 Telecommunications Act generally requires that charges for these unbundled network elements be cost-based and nondiscriminatory. The nonrecurring and recurring monthly charges for DSL-capable lines (telephone wires) that we require vary greatly. These rates are subject to the approval of the state regulatory commissions. The rate approval processes for DSL-capable lines and other unbundled network elements typically involve a lengthy review of the rates proposed by the traditional telephone companies in each state. The ultimate rates approved typically depend on the traditional telephone company's initial rate proposals and the policies of the state public utility commission. These rate approval proceedings are time-consuming and expensive. Consequently, we are subject to the risk that the non-recurring and recurring charges for DSL-capable lines and other unbundled network elements will increase based on rates proposed by the traditional telephone companies and approved by state regulatory commissions from time to time, which would harm our operating results.

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

THE FAILURE OF TRADITIONAL TELEPHONE COMPANIES TO ADEQUATELY PROVIDE TRANSMISSION FACILITIES AND PROVISION TELEPHONE WIRES IS LIKELY TO IMPAIR OUR ABILITY TO INSTALL LINES AND ADVERSELY AFFECT OUR GROWTH RATE

     We interconnect with and use traditional telephone companies' networks to service our customers. This presents a number of challenges because we depend on traditional telephone companies:

     - to use their technology and capabilities to meet certain telecommunications needs of our customers and to maintain our service standards;

     - to cooperate with us for the provision and maintenance of transmission facilities; and

     - to provide the services and network components that we order, for which they depend significantly on unionized labor. Labor issues have in the past and may in the future hurt the telephone companies' performance.

     Our dependence on the traditional telephone companies has caused and could continue to cause us to encounter delays in establishing our networks and providing higher speed DSL services. We rely on the traditional telephone companies to provision telephone wires to our customers and end-users. We must establish efficient procedures for ordering, provisioning, maintaining and repairing large volumes of DSL-capable lines from the traditional telephone companies. We must also establish satisfactory electronic billing and payment arrangements with the traditional telephone companies. We may not be able to do these things in a manner that will allow us to retain and grow our customer and end-user base. It has been and continues to be our experience that, at any given time, one or more of those companies will be failing to deliver the central office space, transmission facilities, telephone wires or other elements, features and functions that our business requires. For example, the traditional telephone companies currently are significantly impairing our ability to efficiently install our services, and this has adversely affected the growth in the volume of orders we receive. The failure of the traditional telephone companies to consistently and adequately deliver operable telephone wires to us on time has significantly contributed to an increase in the backlog of uninstalled orders. The continued inadequate performance of the traditional telephone companies could slow the growth in our revenues and reduce the growth in orders placed by our customers, which could materially harm our business.

WE DEPEND ON THE TRADITIONAL TELEPHONE COMPANIES FOR THE QUALITY AND AVAILABILITY OF THE TELEPHONE WIRES THAT WE USE

     We depend significantly on the quality and availability of the traditional telephone companies' telephone wires and the traditional telephone companies' maintenance of such wires. We may not be able to obtain the telephone wires and the services we require from the traditional telephone companies at satisfactory quality levels, rates, terms and conditions. Our inability to do so could delay the expansion of our networks and degrade the quality of our services to our customers.

OUR BUSINESS WILL SUFFER IF OUR INTERCONNECTION AGREEMENTS ARE NOT RENEWED OR IF THEY ARE RENEWED OR MODIFIED ON UNFAVORABLE TERMS

     We are required to enter into and implement interconnection agreements in each of our targeted metropolitan statistical areas with the appropriate traditional telephone companies in order to provide service in those regions. We have not yet entered into all of the interconnection agreements we require to complete our 100 metropolitan statistical area buildout. We may be unable to timely enter into these agreements, which is prerequisite for us to provide service in those areas. Many of our existing interconnection agreements have a maximum term of three years. Therefore, we will have to renegotiate these agreements with the traditional telephone companies when they expire. We may not succeed in extending or renegotiating them on favorable terms or at all.

     Additionally, disputes have arisen and will continue to arise in the future as a result of differences in interpretations of the interconnection agreements. For example, we are in litigation proceedings with certain of the traditional telephone companies. These disputes have delayed our deployment of our networks, and resolution of the litigated matters will take time and cause us ongoing expenditure of money
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

and management time. They may have also negatively affected our service to our customers and our ability to enter into additional interconnection agreements with the traditional telephone companies in other states. In addition, the interconnection agreements are subject to state commission, FCC and judicial oversight. These government authorities may modify the terms of the interconnection agreements in a way that harms our business.

THE MARKETS WE FACE ARE HIGHLY COMPETITIVE AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY, ESPECIALLY
AGAINST ESTABLISHED INDUSTRY COMPETITORS WITH SIGNIFICANTLY GREATER FINANCIAL RESOURCES

     The markets we face for business and consumer Internet access and RLAN access services are intensely competitive. We expect that these markets will become increasingly competitive in the future. In addition, the traditional telephone companies dominate the current market and have a monopoly on telephone wires. We pose a competitive risk to the traditional telephone companies and, as both our competitors and our suppliers, they have the ability and the motivation to harm our business. We also face competition from cable modem service providers, competitive telecommunications companies, traditional and new national long distance carriers, Internet service providers, on-line service providers and wireless and satellite service providers. Many of these competitors have longer operating histories, greater name recognition, better strategic relationships and significantly greater financial, technical or marketing resources than we do. As a result, these competitors:

     - may be able to develop and adopt new or emerging technologies and respond to changes in customer requirements or devote greater resources to the development, promotion and sale of their products and services more effectively than we can;

     - may form new alliances and rapidly acquire significant market share; and

     - may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing high-speed digital services.

     The intense competition from our competitors, including the traditional telephone companies, the cable modem service providers and the competitive telecommunications companies could harm our business.

     The traditional telephone companies represent the dominant competition in all of our target service areas. We expect this competition to intensify. For example, they have an established brand name and reputation for high quality in their service areas, possess sufficient capital to deploy DSL equipment rapidly, have their own telephone wires and can bundle digital data services with their existing analog voice services to achieve economies of scale in serving customers. Certain of the traditional telephone companies have aggressively priced their consumer DSL services as low as $19-$29 per month, placing pricing pressure on our TeleSurfer services. While we may be allowed to provide our data services over the same telephone wires that they provide analog voice services, we may be unable to obtain this ability. Even if we do obtain this ability, there is no assurance that we will be permitted to provide our services in this manner without running into operational or technical obstacles; including those created by the traditional telephone companies. Further, they can offer service to end-users from certain central offices where we are unable to secure central office space and offer service. Accordingly, we may be unable to compete successfully against the traditional telephone companies.

     Cable modem service providers such as Excite@Home and MediaOne (and their respective cable partners) are deploying high-speed Internet access services over cable networks. Where deployed, these networks provide similar and in some cases higher-speed Internet access and RLAN access than we provide. They also offer these services at lower price points than our TeleSurfer services. As a result, competition with the cable modem service providers may have a significant negative effect on our ability to secure customers and may create downward pressure on the prices we can charge for our services.

     Many competitive telecommunications companies offer high-speed data services using a business strategy similar to ours. Some of these competitors have begun offering DSL-based access services and others are likely to do so in the future. In addition, some competitive telecommunications companies have extensive fiber networks in many metropolitan areas primarily providing high-speed digital and voice circuits to large corporations, and have interconnection agreements with traditional telephone companies pursuant to which they have acquired central office space in many of our markets. Further, certain of our customers have made investments in our competitors. As a result of these factors, we may be unsuccessful in generating a significant number of new customers or retaining existing customers.

OUR LEVERAGE IS SUBSTANTIAL AND WILL INCREASE, MAKING IT MORE DIFFICULT TO RESPOND TO CHANGING BUSINESS CONDITIONS

     As of June 30, 1999, we had approximately $363.9 million of long-term obligations (including current portion), which consists primarily of the 1998 notes and the 1999 notes. Because the 1998 notes accrete to $260 million through March 2003, we will become increasingly leveraged until then, whether or not we incur new indebtedness in the future. We may also incur additional indebtedness in the future, subject to certain restrictions contained in the indentures governing the 1998 notes and the 1999 notes, to finance the continued development, commercial deployment and expansion of our networks and for funding operating losses or to take advantage of unanticipated opportunities. The degree to which we are leveraged could have important consequences to you. For example, it could:

     - materially limit or impair our ability to obtain additional financing or refinancing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

     - require us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which reduces the availability of cash flow to fund working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

     - limit our ability to redeem the 1998 notes and the 1999 notes in the event of a change of control; and

     - increase our vulnerability to economic downturns, limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions.

WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH TO SERVICE OUR INDEBTEDNESS; OUR ABILITY TO GENERATE
CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL

     We expect to continue to generate substantial net losses and negative cash flow for at least the next several years. We may be unable to maintain a level of cash flow from operations sufficient to permit us to pay the principal and interest on our current indebtedness and the 1999 notes, and any additional indebtedness we may incur. The 1998 notes accrete to $260 million through March 2003 and we must begin paying cash interest on those notes in September 2003. In addition, we began paying cash interest on the 1999 notes in August 1999. We have set aside approximately $74.1 million in government securities in a pledge account to fund the first three years of interest payments on the 1999 notes.

     Our ability to make scheduled payments with respect to indebtedness will depend upon, among other things:

     - our ability to achieve significant and sustained growth in cash flow;

     - the rate and success of the commercial deployment of our networks;

     - successful operation of our networks;

     - the market acceptance, customer demand, rate of utilization and pricing for our services;

     - our ability to successfully complete development, upgrades and enhancements of our networks; and

     - our ability to complete additional financings, as necessary.

     Each of these factors is affected by economic, financial, competitive and other factors, many of which are beyond our control. If we are unable to generate sufficient cash flow to service our indebtedness, we may have to reduce or delay network deployments, restructure or refinance our indebtedness or seek
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

additional equity capital, strategies that may not enable us to service and repay our indebtedness. Any failure to satisfy our obligations with respect to the 1998 notes or the 1999 notes at or before maturity would be a default under the related indenture and could cause a default under agreements governing our other indebtedness. If such defaults occur, the holders of the indebtedness would have enforcement rights, including the right to accelerate payment of the entire amount of the debt and the right to commence an involuntary bankruptcy proceeding against us.

OUR INTELLECTUAL PROPERTY PROTECTION MAY BE INADEQUATE TO PROTECT OUR PROPRIETARY RIGHTS, AND WE MAY BE SUBJECT TO INFRINGEMENT CLAIMS

     We regard certain aspects of our products, services and technology as proprietary. We attempt to protect them with patents, copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods. These methods may not be sufficient to protect our technology. We also generally enter into confidentiality or license agreements with our employees and consultants, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services or technology without authorization, or to develop similar technology independently.

     Currently we have a number of patent applications. We intend to prepare additional applications and to seek patent protection for our systems and services. These patents may not be issued to us. If issued, they may not protect our intellectual property from competition. Competitors could seek to design around or invalidate these patents.

     Effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. The global nature of the Internet makes it virtually impossible to control the ultimate destination of our proprietary information. The steps that we have taken may not prevent misappropriation or infringement of our technology. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could harm our business.

     In addition, we may be sued by others with respect to infringement of their intellectual property rights. We were recently sued by Bell Atlantic for an alleged infringement of a patent issued to them in September 1998 entitled "Variable Rate and Variable Mode Transmission System." We believe that we do not infringe the Bell Atlantic patent and have defenses to infringement and liability. However, litigation is inherently unpredictable and there is no guarantee that we will prevail. An unfavorable outcome in this, or in any other lawsuit that may be brought against us, could limit our ability to provide all our services and require us to pay damages, which could significantly harm our business.

WE WILL NEED ADDITIONAL FUNDS IN THE FUTURE IN ORDER TO CONTINUE TO GROW OUR BUSINESS

     We believe our current capital resources combined with the proceeds of this offering will be sufficient for our funding and working capital requirements for the deployment and operation of our networks at least through the end of 2000. Thereafter, we will be required to raise additional capital through the issuance of debt or equity financings. We may choose to raise additional capital sooner, depending on market conditions. The actual amount and timing of our future capital requirements will depend upon a number of factors, including:

     - the number of geographies targeted and entered and the timing of entry and services offered;

     - network deployment schedules and associated costs;

     - the rate at which customers and end-users purchase our services and the pricing of such services;

     - the level of marketing required to acquire and retain customers and to attain a competitive position in each region we enter;

     - the rate at which we invest in engineering and development and intellectual property with respect to existing and future technology; and

     - investment opportunities in complementary businesses, acquisitions or other opportunities.

     You may be diluted by our future capital raising transactions. We also may be unsuccessful in raising sufficient capital at all or on terms that we consider acceptable. If this happens, our ability to continue to expand our business or respond to competitive developments would be impaired.

     In addition, our indentures contain covenants that restrict our business activities and our ability to raise additional funds. As a result, we may not be able to undertake certain activities which management believes are in our best interest to develop our business. We also may be unable to raise as much additional funding through the issuance of debt securities as we may need in the future. This could require us to raise funding through the issuance of equity securities or amend our indentures, which we may be unable to do on acceptable terms.

THE SCALABILITY AND SPEED OF OUR NETWORKS REMAIN LARGELY UNPROVEN

     To date, we have deployed our networks in a total of 51 metropolitan statistical areas, most of which have been deployed only in the last several months. As a result, the ability of our DSL networks and operational support systems to connect and manage a substantial number of online end-users at high speeds is still unknown. Consequently, there remains a risk that we may not be able to scale our network and operational support systems up to our expected end-user numbers while achieving superior performance. Peak digital data transmission speeds currently offered across our DSL networks are 1.5 megabits per second downstream. However, the actual data transmission speeds over our networks could be significantly slower and will depend on a variety of factors, including:

     - the type of DSL technology deployed;

     - the distance an end-user is located from a central office;

     - the configuration of the telecommunications line being used;

     - quality of the telephone wires provisioned by traditional telephone companies; and

     - our operational support systems which manage our networks.

     As a result, our networks may be unable to achieve and maintain the highest possible digital transmission speed. Our failure to achieve or maintain high-speed digital transmissions would significantly reduce customer and end-user demand for our services.

INTERFERENCE IN THE TRADITIONAL TELEPHONE COMPANIES' COPPER PLANT COULD DEGRADE THE PERFORMANCE OF OUR SERVICES

     Certain tests indicate that some types of DSL technology may cause interference with and be interfered with by other signals present in a traditional telephone company's copper plant, usually with lines in close proximity. If present, this interference could cause degradation of performance of our services or render us unable to offer our services on selected lines. The amount and extent of such interference will depend on the condition of the traditional telephone company's copper plant and the number and distribution of DSL and other signals in such plant and cannot now be ascertained. When interference occurs, it is difficult to detect. The procedures to resolve interference issues between competitive telecommunications companies and traditional telephone companies are still being developed and may not be effective. In the past we have agreed to interference resolution procedures with certain traditional telephone companies. However, we may be unable to successfully negotiate similar procedures with other traditional telephone companies in future interconnection agreements or in renewals of existing interconnection agreements. In addition, the failure of the traditional telephone companies to take timely action to resolve interference issues could harm the provision of our services. If our TeleSpeed and TeleSurfer services cause widespread network degradation or are perceived to cause that type of interference, actions by the traditional telephone companies or state or federal regulators could harm our reputation, brand image, service quality, customer satisfaction and retention, and overall business. Moreover, ostensible interference concerns have in the past been, continue to currently and may in the future be used by the traditional telephone companies as a pretext to delay the deployment of our services and otherwise harm our business.

A SYSTEM FAILURE COULD DELAY OR INTERRUPT SERVICE TO OUR CUSTOMERS

     Our operations depend upon our ability to support our highly complex network infrastructure and avoid damage from fires, earthquakes, floods, power losses, excessive sustained or peak user demand, telecommunications failures, network software flaws, transmission cable cuts and similar events. The occurrence of a natural disaster or other unanticipated problem at our network operations center or any of our regional data centers could cause interruptions in our services. Additionally, failure of a traditional telephone company or other service provider, such as competitive telecommunications companies, to provide communications capacity that we require, as a result of a natural disaster, operational disruption or any other reason, could cause interruptions in our services. Any damage or failure that causes interruptions in our operations could harm our business.

A BREACH OF NETWORK SECURITY COULD DELAY OR INTERRUPT SERVICE TO OUR CUSTOMERS

     Our networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Internet service provider, telecommunications carrier and corporate networks have in the past experienced, and may in the future experience, interruptions in service as a result of accidental or intentional actions of Internet users, current and former employees and others. Unauthorized access could also potentially jeopardize the security of confidential information stored in the computer systems of our customers and the customers' end-users. This might result in liability to our customers and also might deter potential customers. We intend to implement security measures that are standard within the telecommunications industry and newly developed security measures. We have not done so yet and may not implement such measures in a timely manner. If and when implemented, such measures may be circumvented. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our customers and such customers' end-users, which could harm our business.

WE DEPEND ON A LIMITED NUMBER OF THIRD PARTIES FOR EQUIPMENT SUPPLY AND INSTALLATION

     We rely on outside parties to manufacture our network equipment. This equipment includes:

     - digital subscriber line access multiplexers;

     - customer premise equipment modems;

     - network routing and switching hardware;

     - network management software;

     - systems management software; and

     - database management software.

     As we sign additional service contracts, we will need to increase significantly the amount of manufacturing and other services supplied by third parties in order to meet our contractual commitments. For example, we have a service arrangement with Lucent Technologies Inc. to increase our ability to install our central office facilities and associated equipment. We have in the past experienced supply problems with certain of our vendors. These vendors may not be able to meet our needs in a satisfactory and timely manner in the future. In addition, we may not be able to obtain additional vendors when and if needed. We have identified alternative suppliers for technologies that we consider critical. However, it could take us a significant period of time to establish relationships with alternative suppliers for critical technologies and substitute their technologies into our networks.

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

     Our reliance on third-party vendors involves a number of additional risks, including:

     - the absence of guaranteed capacity; and

     - reduced control over delivery schedules, quality assurance, production yields and costs.

     The loss of any of our relationships with these suppliers could harm our business.

OUR SUCCESS DEPENDS ON OUR RETENTION OF CERTAIN KEY PERSONNEL, OUR ABILITY TO HIRE ADDITIONAL KEY PERSONNEL AND THE MAINTENANCE OF GOOD LABOR RELATIONS

     We depend on the performance of our executive officers and key employees. In particular, our senior management has significant experience in the data communications, telecommunications and personal computer industries, and the loss of any of them could negatively affect our ability to execute our business strategy. Additionally, we do not have "key person" life insurance policies on any of our employees.

     Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical, sales, marketing and managerial personnel in connection with our expansion within our existing regions and the deployment and marketing of our networks into targeted regions. Competition for such qualified personnel is intense. This is particularly the case in software development, network engineering and product management. We also may be unable to attract, assimilate or retain other highly qualified technical, operations, sales, marketing and managerial personnel. Our business will be harmed if we cannot attract the necessary technical, sales, marketing and managerial personnel. In addition, in the event that our employees unionize, we could incur higher ongoing labor costs and disruptions in our operations in the event of a strike or other work stoppage.

WE MAY MAKE ACQUISITIONS OF COMPLEMENTARY TECHNOLOGIES OR BUSINESSES IN THE FUTURE, WHICH MAY DISRUPT OUR BUSINESS AND BE DILUTIVE TO OUR EXISTING STOCKHOLDERS

     We intend to consider acquisitions of businesses and technologies in the future on an opportunistic basis. Acquisitions of businesses and technologies involve numerous risks, including the diversion of management attention, difficulties in assimilating the acquired operations, loss of key employees from the acquired company, and difficulties in transitioning key customer relationships. In addition, these acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time expenses and the creation of goodwill or other intangible assets that result in significant amortization expense. Any of these factors could materially harm our business or our operating results in a given period or could cause our stock price to decline.

OUR FAILURE AND THE FAILURE OF THIRD PARTIES TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT OUR BUSINESS

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code filed and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates form 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements.

     We have reviewed our internally developed information technology systems and programs and believe that our systems are Year 2000 compliant and that there are not significant Year 2000 issues within our systems or services. We have not reviewed our non-information technology systems for Year 2000 issues relating to embedded microprocessors. To the extent that such issues exist, these systems may need to be replaced or upgraded to become Year 2000 compliant. We believe that our non-information technology systems will not present any significant Year 2000 issues, although there can be no assurance in this regard. In addition, we utilize third-party equipment and software and interact with traditional telephone companies that have equipment and software that may not be Year 2000 compliant. Failure of such third-party or traditional telephone company equipment or software to operate properly with regard to the year 2000 and thereafter could require us to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on our business, prospects, operating results and financial condition.

     Furthermore, the purchasing patterns of our Internet service provider and enterprise customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available for our services, which could have a material adverse effect on our business, prospects, operating results and financial condition.

     We are currently assessing the Year 2000 risks associated with our third-party and traditional telephone company equipment and software and with our Internet service provider, enterprise and telecommunication carrier customers. We are evaluating the risks associated with the reasonably likely worst-case scenario, but we have not made any contingency plans to address such risks. However, we intend to devise a Year 2000 contingency plan prior to December 31, 1999.

                         RISKS RELATED TO OUR INDUSTRY

THE BROADBAND COMMUNICATIONS INDUSTRY IS UNDERGOING RAPID TECHNOLOGICAL CHANGES, AND NEW TECHNOLOGIES MAY BE SUPERIOR TO THE TECHNOLOGY WE USE

     The broadband communications industry is subject to rapid and significant technological change, including continuing developments in DSL technology, which does not presently have widely accepted standards, and alternative technologies for providing broadband communications such as cable modem technology. As a consequence:

     - we will rely on third parties, including some of our competitors and potential competitors, to develop and provide us with access to communications and networking technology;

     - our success will depend on our ability to anticipate or adapt to new technology on a timely basis; and

     - we expect that new products and technologies will emerge that may be superior to, or may not be compatible with, our products and technologies.

     If we fail to adapt successfully to technological changes or fail to obtain access to important technologies, our business will suffer.

OUR STRATEGY DEPENDS ON GROWTH IN DEMAND FOR DSL-BASED SERVICES

     The demand for high-speed Internet and RLAN access is in the early stages of development. As a result, we cannot predict the rate at which this demand will grow, if at all, or whether new or increased competition will result in satisfying all demand. Various providers of high-speed digital communications services are testing products from various suppliers for various applications. We do not know whether DSL will offer the same or more attractive price-performance characteristics. Critical issues concerning commercial use of DSL for Internet and RLAN access, including security, reliability, ease and cost of access and quality of service, remain unresolved and may impact the growth of such services. If the demand for our services grows more slowly than we anticipate or is satisfied by competitors, our ability to achieve revenue growth and positive cash flow will be harmed.

WE MUST COMPLY WITH FEDERAL AND STATE TAX AND OTHER SURCHARGES ON OUR SERVICES, THE LEVELS OF WHICH ARE UNCERTAIN

     Telecommunications providers pay a variety of surcharges and fees on their gross revenues from interstate services and intrastate services. Interstate surcharges include Federal Universal Service Fees, Common Carrier Regulatory Fees and TRS Fund fees. In addition, state regulators impose similar surcharges and fees on intrastate services. The division of our services between interstate services and intrastate services is a matter of interpretation and may in the future be contested by the FCC or relevant state commission authorities. A change in the characterization of their jurisdictions could cause our payment obligations pursuant to the relevant surcharges to increase. In addition, pursuant to periodic revisions by state and federal regulators of the applicable surcharges, we may be subject to increases in the surcharges and fees currently paid.

OUR SERVICES ARE SUBJECT TO GOVERNMENT REGULATION, AND CHANGES IN CURRENT OR FUTURE LAWS OR REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS

     Our services are subject to federal, state and local government regulation. The 1996 Telecommunications Act, which became effective in February 1996, introduced widespread changes in the regulation of the telecommunications industry, including the digital access services segment in which we operate. The 1996 Telecommunications Act eliminates many of the pre-existing legal barriers to competition in the telecommunications services business and sets basic criteria for relationships between telecommunications providers.

     Among other things, the 1996 Telecommunications Act removes barriers to entry in the local exchange telephone market by preempting state and local laws that restrict competition by providing competitors interconnection, access to unbundled network elements and retail services at wholesale rates. The FCC's primary rules interpreting the 1996 Telecommunications Act, which were issued on August 8, 1996, have been reviewed by the U.S. Court of Appeals for the Eighth Circuit, which has overruled certain of the FCC's rules. However, the U.S. Supreme Court overruled the Eighth Circuit in January of 1999 and upheld the FCC rules. We have entered into competitive interconnection agreements using the federal guidelines established in the FCC's interconnection order. In addition, the FCC's pricing method for unbundled network elements is under review at the Eighth Circuit. Any unfavorable decisions by the Eighth Circuit, the FCC or state telecommunications regulatory commissions could harm our business.

     In August 1998, the FCC proposed new rules that would allow traditional telephone companies to provide their own DSL services free from traditional telephone company regulation through a separate affiliate. The provision of DSL services by an affiliate of an traditional telephone company not subject to such regulation could harm our business.

     Changes to current regulations, the adoption of new regulations by the FCC or state regulatory authorities, court decisions or legislative initiatives, such as changes to the 1996 Telecommunications Act, could harm our business. For further details of the government regulation to which we are subject see "Business -- Government Regulation."

                         RISKS RELATED TO THIS OFFERING

OUR PRINCIPAL STOCKHOLDERS AND MANAGEMENT OWN A SIGNIFICANT PERCENTAGE OF OUR CAPITAL STOCK, AND WILL BE ABLE TO EXERCISE SIGNIFICANT INFLUENCE OVER OUR AFFAIRS

     After the completion of this offering, our executive officers, directors and principal stockholders will continue to beneficially own a significant percentage of our outstanding common stock. Accordingly, these stockholders:

     - will be able to significantly influence the composition of the our board of directors;

     - will significantly influence all matters requiring stockholder approval; and

     - will continue to have significant influence over our affairs.

     This concentration of ownership could have the effect of delaying or preventing a change in control of us or otherwise discouraging a potential acquirer from attempting to obtain control of us. This in turn could have a negative effect on the market price of our common stock. It could also prevent our stockholders from realizing a premium over the market prices for their shares of common stock.

OUR STOCK PRICE COULD FLUCTUATE WIDELY IN RESPONSE TO VARIOUS FACTORS, MANY OF WHICH ARE BEYOND OUR CONTROL

     The trading price of our common stock has been and is likely to continue to be highly volatile. Our stock price could fluctuate widely in response to factors such as the following:

     - actual or anticipated variations in quarterly operating results;

     - announcements of new products or services by us or our competitors or new competing technologies;

     - the addition or loss of Internet service providers or enterprise customers or end-users;

     - changes in financial estimates or recommendations by securities analysts;

     - conditions or trends in the telecommunications industry, including regulatory developments;

     - growth of the Internet and on-line commerce industries;

     - announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel;

     - future equity or debt offerings or our announcements of such offerings;

     - general market and general economic conditions; and

     - other events or factors, many of which are beyond our control.

     In addition, in recent years the stock market in general, and the Nasdaq National Market and the market for Internet and technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. These market and industry factors may materially and adversely affect our stock price, regardless of our operating performance.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE

     Sales of a substantial number of shares of our common stock in the public market, or the appearance that such shares are available for sale, could adversely affect the market price for our common stock. Upon completion of this offering (based upon shares outstanding as of September 30, 1999), we will have 94,338,005 shares of common stock outstanding (including common stock to be issued upon conversion of our class B common stock and shares that will be issued upon exercise of outstanding options by the selling stockholders prior to the consummation of this offering). More than half of these shares are not currently publicly traded but are available for immediate resale to the public, subject to certain volume limitations under the securities laws and lock-up agreements entered into in connection with this offering. The 13,981,567 shares that will still be held by our selling stockholders after completion of this offering are subject to a 90-day lock-up agreement and will be available for
public resale on             , 2000, the 91st day after the date of this
prospectus. The 9,568,765 shares of common stock issuable upon conversion of our class B common stock will be available for resale to the public on January 7, 2000.

     In addition to the shares that are currently outstanding, we have 272,904 shares underlying warrants issued in connection with our 1998 notes. To the extent that the warrant holders effect a "cashless" exercise of these warrants, the underlying shares will be eligible for immediate sale in the public markets.

     We also have 23,280,513 shares of our common stock reserved for issuance pursuant to options under our 1997 Stock Plan, of which 17,110,191 shares were subject to outstanding options at September 30, 1999. We have also reserved 1,500,000 shares of common stock for issuance under our 1998 Employee Stock Purchase Plan. Shares underlying vested options are eligible for immediate resale in the public market, unless such shares are held by our selling stockholders in which case the shares will be eligible for sale in the public market at the expiration of the 90-day lock-up agreement entered into in connection with this offering.

     Furthermore, a significant portion of our stockholders have certain registration rights with respect to their shares, including the holders of our class B common stock with respect to the 9,568,765 shares of common stock issuable upon conversion of their class B common stock. The class B common stock is convertible into common stock beginning January 2000. In addition, the holders of the 272,904 shares underlying warrants issued in connection with our 1998 notes have certain registration rights with respect to their shares. If these or other holders exercise their registration rights and cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for our common stock.

     Bear, Stearns & Co. Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

CERTAIN PROVISIONS OF OUR CHARTER AND BYLAWS AND DELAWARE LAW COULD DELAY OR PREVENT A CHANGE OF CONTROL OF COVAD

     Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Our charter and bylaws provide for:

     - a classified board of directors;

     - limitations on the ability of stockholders to call special meetings and act by written consent;

     - the lack of cumulative voting for directors; and

     - procedures for advance notification of stockholder nominations and proposals.

     These provisions, as well as Section 203 under the Delaware General Corporation Law, could discourage potential acquisition proposals and could delay or prevent a change of control. The indentures relating to the 1998 notes and the 1999 notes provide that, in the event of certain changes in control, each holder of the notes will have the right to require us to repurchase such holder's notes at a premium over the aggregate principal amount or the accreted value, as the case may be, of such debt. The provisions in the charter, bylaws and indentures could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit increases in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

OUR MANAGEMENT MAY NOT USE THE PROCEEDS OF THIS OFFERING EFFECTIVELY

     Our management will retain broad discretion over the use of the net proceeds of this offering. Accordingly, it is possible that our management may allocate the proceeds differently than investors in this offering would have preferred, or that we will fail to maximize our return on the proceeds.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of shares of common stock by us in this offering are estimated to be approximately $461.2 million ($540.1 million if the underwriters' over-allotment option is exercised in full) after deducting estimated underwriting discounts and commissions and estimated offering expenses. For purposes of estimating our net proceeds, we are assuming that the public offering price will be $41.75, the last reported sale price of our common stock on October 14, 1999. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

     We anticipate that the net proceeds we receive from this offering will be used:

     - to fund capital expenditures to be incurred in the deployment of our network in existing and new regions,

     - for expenses associated with our continued development and sales and marketing activities,

     - to fund operating losses,

     - to support possible strategic investments and strategic acquisitions, and

     - for working capital and other general corporate purposes.

     The amounts that we actually expend will vary depending upon a number of factors, including future revenue growth, capital expenditures and the amount of cash generated by our operations. Additionally, if we determine it would be in our best interest, we may increase or decrease the number, selection and timing of entry of our targeted regions. Accordingly, our management will retain broad discretion in the allocation of such net proceeds. We may also use a portion of the net proceeds of this offering to pursue possible strategic investments in or acquisitions of businesses, technologies or products complementary to ours in the future. We actively investigate strategic investments and have also considered in the past, and will consider in the future, acquisitions. We presently have no understandings, commitments or agreements with respect to any acquisitions or any material investments. Pending use of such net proceeds for the above purposes, we intend to invest such funds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have not paid any cash dividends since our inception. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business. Thus, we do not anticipate paying any cash dividends on our capital stock in the foreseeable future. In addition, the terms of the indentures relating to the 1998 notes and the 1999 notes restrict our ability to pay dividends on our capital stock.

                        PRICE RANGE OF OUR COMMON STOCK

     Our common stock has been traded on the Nasdaq National Market under the symbol "COVD" since January 22, 1999, the date of our initial public offering. Prior to January 22, 1999, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low daily closing sales prices for our common stock as reported by the Nasdaq National Market.

                                                               HIGH     LOW
                                                              ------   ------
FISCAL YEAR ENDED DECEMBER 31, 1999:
First Quarter...............................................  $47.50   $27.00
  Second Quarter............................................  $72.38   $39.56
  Third Quarter.............................................  $67.50   $37.31
  Fourth Quarter (through October 14, 1999).................  $44.63   $37.88

     On October 14, 1999, the last reported sale price for our common stock on the Nasdaq National Market was $41.75 per share. As of October 14, 1999, there were 336 holders of record of our common stock, and there were five holders of record of our class B common stock.

                                 CAPITALIZATION

     The following table sets forth (i) our capitalization as of June 30, 1999, and (ii) our capitalization as of June 30, 1999 on an as adjusted basis to reflect the issue of the common stock to be sold in this offering and receipt of the estimated net proceeds from the sale thereof after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming a public offering price of $41.75, the last reported sale price of our common stock on October 14, 1999.

                                                                   AS OF JUNE 30, 1999
                                                              ------------------------------
                                                                 ACTUAL        AS ADJUSTED
                                                              ------------    --------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT
                                                                    PER SHARE AMOUNTS)
Cash and cash equivalents(1)................................   $ 257,471        $ 719,578
Pledged securities(2).......................................      75,406           75,406
                                                               ---------        ---------
       Total cash, cash equivalents and pledged
       securities...........................................     332,877          794,984
                                                               =========        =========
LONG-TERM OBLIGATIONS:
Capital lease obligations (including current portion).......         450              450
13 1/2% Senior Discount Notes due 2008, net(3)..............     152,710          152,710
12 1/2% Senior Notes due 2009, net(4).......................     210,696          210,696
                                                               ---------        ---------
       Total long-term obligations (including current
       portion).............................................     363,856          363,856
STOCKHOLDERS' EQUITY:
Preferred Stock, $0.001 par value; 5,000,000 shares
  authorized, no shares issued and outstanding actual and as
  adjusted..................................................          --               --
Common Stock, $0.001 par value; 190,000,000 shares
  authorized, 71,136,940 shares issued and outstanding
  actual; 82,986,940 shares issued and outstanding as
  adjusted(5)(6)............................................          72               84
Common Stock -- Class B, $0.001 par value; 10,000,000 shares authorized, 6,379,177 shares issued and outstanding actual
  and as adjusted(7)........................................           6                6
Additional paid-in capital..................................     271,325          733,420
Deferred compensation.......................................      (3,548)          (3,548)
Accumulated other comprehensive income......................      25,638           25,638
Accumulated deficit.........................................    (121,489)        (121,489)
                                                               ---------        ---------
       Total stockholders' equity...........................     172,004          634,111
                                                               ---------        ---------
         Total capitalization...............................   $ 535,860        $ 997,967
                                                               =========        =========

---------------
(1) Includes:

    - $461.2 million of net proceeds from the sale of shares of common stock by us in this offering; and

    - $943,000 of proceeds from the issuance of 445,000 shares of common stock subject to outstanding options held by selling stockholders that are expected to be exercised prior to the date of this offering at a weighted average exercise price of $2.12 per share.

(2) Represents the portion of the net proceeds from the issuance of the 1999 notes used to purchase government securities to be held in a pledge account. Amount includes accrued interest on the securities.

(3) The 1998 notes accrete in value through March 15, 2003 at a rate of 13 1/2% per annum, compounded semi-annually. No cash interest will be payable on the 1998 notes prior to that date. An additional unamortized debt discount of $7.5 million at June 30, 1999, which represents the unamortized value ascribed to the warrants issued in connection with the 1998 notes, is being amortized to interest expense over the term of the 1998 notes.

(4) The 1999 notes are presented net of unamortized debt discount of approximately $4.3 million at June 30, 1999, which represents the unamortized additional original issue discount to be amortized to interest expense over the term of the 1999 notes.

(5) Excludes:

    - an aggregate of 17,819,010 shares subject to outstanding options at June 30, 1999 at a weighted average exercise price of $5.82 per share,

    - an aggregate of 2,585,554 shares of common stock reserved for future issuance under our 1997 Stock Plan,

    - an aggregate of 1,500,000 shares of common stock reserved for issuance under our 1998 Employee Stock Purchase Plan,

    - 272,904 shares of common stock issuable upon exercise of warrants issued in connection with our 1998 notes at an exercise price of $0.0022 per share, and

    - 200,277 shares of common stock that were issued to a consultant on July 20, 1999 upon exercise of a warrant at an exercise price of $0.6667 per share.

(6) Includes 445,000 shares of common stock subject to outstanding options held by selling stockholders that are expected to be exercised prior to the date of this offering at a weighted average exercise price of $2.12 per share.

(7) Beginning in January 2000, the 6,379,177 shares of class B common stock will be convertible into 9,568,765 shares of common stock.

                                    DILUTION

     As of June 30, 1999 we had a pro forma net tangible book value of approximately $135.2 million, or $1.67 per share of our common stock based on 81,150,705 shares of our common stock outstanding. This number of shares includes:

     - 9,568,765 shares of common stock issuable upon conversion of 6,379,177 shares of our non-voting Class B common stock held by our strategic investors; and

     - 445,000 shares of common stock subject to outstanding options held by selling stockholders that are expected to be exercised prior to the date of this offering at a weighted average exercise price of $2.12 per share.

     This number of shares excludes:

     - 17,819,010 shares of common stock subject to outstanding options at June 30, 1999 at a weighted average exercise price of $5.82 per share,

     - an aggregate of 2,585,554 shares of common stock reserved for future issuance under our 1997 Stock Plan,

     - an aggregate of 1,500,000 shares of common stock reserved for future issuance under our 1998 Employee Stock Purchase Plan,

     - 272,904 shares of common stock issuable upon the exercise of warrants issued in connection with our 1998 notes at a weighted average exercise price of $0.0022 per share and

     - 200,277 shares of common stock that were issued to a consultant on July 20, 1999 upon exercise of a warrant at a weighted average exercise price of $0.0667 per share.

     Pro forma net tangible book value per share represents the amount of our pro forma total tangible assets reduced by our total liabilities, divided by the pro forma number of shares of our common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the as adjusted pro forma net tangible book value per share of our common stock as of June 30, 1999.

     We will not receive any proceeds from the sale of shares of common stock by the selling stockholders in this offering. After giving effect to this offering resulting in estimated net proceeds to us of approximately $461.2 million (after deducting estimated underwriting discounts and commissions and offering expenses payable by us), our as adjusted pro forma net tangible book value at June 30, 1999 would have been $596.4 million or $6.44 per share. This represents an immediate increase in pro forma net tangible book value of $4.77 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $35.31 per share to new investors purchasing shares at the assumed public offering price of $41.75, the last reported sale price of our common stock on October 14, 1999. The following table illustrates this per share dilution:

Assumed public offering price per share.....................           $41.75
            Pro forma net tangible book value per share as
             of June 30, 1999...............................  $1.67
            Increase per share attributable to new
             investors......................................  $4.77
                                                              -----
       As adjusted pro forma net tangible book value per
        share after the offering............................           $ 6.44
                                                                       ------
       Dilution per share to new investors..................           $35.31
                                                                       ======

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data as of and for the years ended December 31, 1997 and December 31, 1998 has been derived from our audited consolidated financial statements and the related notes, which are included elsewhere in this prospectus. The consolidated financial data as of and for the six months ended June 30, 1998 and June 30, 1999 were derived from our unaudited financial statements which, except for the consolidated balance sheet as of June 30, 1998, are included elsewhere in this prospectus. These unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation set forth therein. You should read the following selected consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                 YEAR ENDED DECEMBER 31,   SIX MONTHS ENDED JUNE 30,
                                                 -----------------------   --------------------------
                                                    1997         1998         1998           1999
                                                 ----------   ----------   -----------   ------------
                                                                                  (UNAUDITED)
                                                      (DOLLARS)IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues.......................................  $       26   $    5,326   $      995    $    16,429
Operating expenses:
  Network and product costs....................          54        4,562          961         15,525
  Sales, marketing, general and
     administrative............................       2,374       31,043        6,550         43,089
  Amortization of deferred compensation........         295        3,997          858          2,887
  Depreciation and amortization................          70        3,406          610         13,318
                                                 ----------   ----------   ----------    -----------
          Total operating expenses.............       2,793       43,008        8,979         74,819
                                                 ----------   ----------   ----------    -----------
Income (loss) from operations..................      (2,767)     (37,682)      (7,984)       (58,390)
  Net interest income (expense)................         155      (10,439)      (3,720)       (12,366)
                                                 ----------   ----------   ----------    -----------
Net income (loss)..............................      (2,612)     (48,121)     (11,704)       (70,756)
                                                 ==========   ==========   ==========    ===========
Preferred dividends............................          --           --           --         (1,146)
                                                 ----------   ----------   ----------    -----------
Net income (loss) available to common
  stockholders.................................  $   (2,612)  $  (48,121)  $  (11,704)   $   (71,902)
                                                 ----------   ----------   ----------    -----------
Net income (loss) per common share(1)..........  $    (0.53)  $    (5.62)  $    (1.54)   $     (1.18)
Weighted average shares used in computing net
  income (loss) per share(1)...................   4,907,319    8,562,802    7,584,501     60,930,856
OTHER FINANCIAL DATA:
EBITDA(2)......................................  $   (2,402)  $  (30,154)  $   (6,516)   $   (42,185)
CONSOLIDATED CASH FLOW DATA:
Provided by (used in) operating activities.....  $   (1,895)  $   (9,054)  $     (877)   $   (27,721)
Provided by (used in) investing activities.....      (2,494)     (61,252)     (12,380)      (194,446)
Provided by (used in) financing activities.....       8,767      130,378      130,764        415,188

                                                                               AS OF JUNE 30, 1999
                                                                              ----------------------
                                                                AS OF                        AS
                                                          DECEMBER 31, 1998    ACTUAL    ADJUSTED(3)
                                                          -----------------   --------   -----------
                                                                                   (UNAUDITED)
                                                                      )        (DOLLARS IN THOUSANDS
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...............................      $ 64,450        $257,471   $  719,578
Net property and equipment..............................        59,145         143,562      143,562
Total assets............................................       139,419         593,816    1,055,923
Long-term obligations, including current portion........       142,879         363,856      363,856
Total stockholders' equity (net capital deficiency).....       (24,706)        172,004      634,111

                                                                                         AS OF JUNE
                                                               AS OF DECEMBER 31,            30,
                                                          ----------------------------   -----------
                                                                1997            1998        1998
                                                          -----------------   --------   -----------
OTHER OPERATING DATA:
Homes and businesses passed.............................       278,000        6,000,000   1,300,000
Lines installed.........................................            26           3,900          700

---------------
(1) Data reflects a two-for-one stock split effective May 1998, a three-for-two stock split effective August 1998 and a three-for-two split of our common stock effective May 1999.

(2) EBITDA consists of net loss excluding net interest, taxes, depreciation and amortization, non-cash stock-based compensation expense and other non-operating income or expenses. We have provided EBITDA because it is a measure of financial performance commonly used in the telecommunications industry as well as to enhance an understanding of our operating results. EBITDA should not be construed as either:

     - an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of our operating performance, or

     - an alternative to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity.

EBITDA as calculated by us may be calculated differently than EBITDA for other companies. See our consolidated financial statements and the related notes thereto contained elsewhere in this prospectus.

(3) The as adjusted balance sheet data reflects the receipt of:

     - $461.2 million of net proceeds from the sale of shares of common stock by us in this offering; and

     - $943,000 of proceeds from the issuance of 445,000 shares of common stock subject to outstanding options held by selling stockholders that are expected to be exercised prior to the date of this offering at a weighted average exercise price of $2.12 per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements the accuracy of which involves risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons including, but not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus. We disclaim any obligation to update information contained in any forward-looking statement. See "-- Forward Looking Statements."

OVERVIEW

     We are a leading provider of broadband communications services to Internet service provider, enterprise and telecommunications carrier customers. Since March 1998, we have raised $569.0 million of gross proceeds from debt and equity financings to fund the deployment and expansion of our networks. To date, we offer our services in 51 metropolitan statistical areas. We plan to build our networks and offer our services in a total of 100 metropolitan statistical areas nationwide. As of September 30, 1999, our networks passed 25 million homes and businesses, and we had installed 31,000 end-user lines.

     In connection with our expansion within existing metropolitan statistical areas and into new metropolitan statistical areas, we expect to significantly increase our capital expenditures, as well as our sales and marketing expenditures, to deploy our networks and support additional end-users in those regions. Accordingly, we expect to incur substantial and increasing net losses for at least the next several years.

     We derive revenue from:

     - monthly recurring service charges for connections from the end-user to our facilities and for backhaul services from our facilities to the Internet service provider or enterprise customer,

     - service order set-up and other non-recurring charges, and

     - the sale of customer premise equipment that we provide to our customers due to the general unavailability of customer premise equipment through retail channels.

     We expect prices for the major components of both recurring and non-recurring revenues to decrease each year in part due to the effects of competitive pricing and future volume discounts. We believe our revenues from the sale of customer premise equipment will decline over time as customer premise equipment becomes more generally available. We expect that the prices we charge to customers for customer premise equipment will decrease each year.

     The following factors comprise our network and service costs:

     - Monthly non-recurring and recurring circuit fees. We pay traditional telephone companies and other competitive telecommunications companies non-recurring and recurring fees for services including installation, activation, monthly line costs, maintenance and repair of circuits between and among our digital subscriber line access multiplexers and our regional data centers, customer backhaul, and end-user lines. As our end-user base grows, we expect that the largest element of network and product cost will be the traditional telephone companies' charges for our leased telephone wires; and

     - Other costs. Other costs that we incur include those for materials in installation and the servicing of customers and end-users, and the cost of customer premise equipment.

     The development and expansion of our business will require significant expenditures. The principal capital expenditures incurred during the buildup phase of any metropolitan statistical area involve the procurement, design and construction of our central office cages, end-user DSL line cards, and expenditures for other elements of our network design. Currently, the average capital cost to deploy our facilities in a central office, excluding end-user line cards, is approximately $85,000 per central office facility. This cost may vary in the future due to the quantity and type of equipment we initially deploy in a central office facility as well as regulatory limitations imposed on the traditional phone companies relative to pricing of central office space, including cageless physical collocation. Following the buildout of our central office space, the major portion of our capital expenditures is the purchase of DSL line cards to support incremental end-users. We expect that the average cost of such line cards will decline over the next several years. Network expenditures will continue to increase with the number of end-users. However, once an operating region is fully built out, a substantial majority of the regional capital expenditures will be tied to incremental customer and end-user growth. In addition to developing our networks, we will use our capital for marketing our services, acquiring Internet service provider, enterprise, and telecommunication carrier customers, and funding our customer care and field service operations.

     In connection with rolling out service on a national basis we have commenced a branding campaign to differentiate our service offerings in the marketplace. As a result, we expect our selling, general and administrative expenses to increase significantly in future periods as we implement increased marketing efforts as part of the campaign.


RECENT DEVELOPMENTS



     On October 20, 1999, we announced our preliminary operating results for the three and nine months ended September 30, 1999. We recorded revenues of $19.1 million and a net loss of $54.1 million for the three months ended September 30, 1999. We recorded revenues of $35.6 million and a net loss of $124.9 million for the nine months ended September 30, 1999.


RESULTS OF OPERATIONS

  Three Months and Six Months Ended June 30, 1999 Compared to Three Months and Six Months Ended June 30, 1998

     Revenues

     We recorded revenues of $10.8 million for the three months ended June 30, 1999 compared to $809,000 for the three months ended June 30, 1998. Revenue was $16.4 million for the six months ended June 30, 1999 compared to $995,000 for the six months ended June 30, 1998. This increase is attributable to growth in the number of customers and end-users resulting from our increased sales and marketing efforts and the expansion of our national network. We expect revenues to increase in future periods as we expand our network within our existing regions, deploy networks in new regions and increase our sales and marketing efforts in all of our regions.

     Network and Product Costs

     We recorded network and product costs of $10.6 million for the three months ended June 30, 1999 and $758,000 for the three months ended June 30, 1998. Network and product costs were $15.5 million for the six months ended June 30, 1999 and $961,000 for the six months ended June 30, 1998. This increase is attributable to the expansion of our networks and increased orders resulting from our sales and marketing efforts. We expect network and product costs to increase significantly in future periods due to increased sales activity and expected revenue growth.

     Sales, Marketing, General and Administrative Expenses

     Sales, marketing, general and administrative expenses consist primarily of salaries, expenses for the development of our business, the development of corporate identification, promotional and advertising materials, expenses for the establishment of our management team, and sales commissions. Sales, marketing, general and administrative expenses were $25.0 million for the three months ended June 30, 1999 and $4.6 million for the three months ended June 30, 1998. Sales, marketing, general and administrative expenses were $43.1 million for the six months ended June 30, 1999 and $6.6 million for the six months ended June 30, 1998. This increase is attributable to growth in headcount in all areas of our company, continued expansion of our sales and marketing efforts, deployment of our networks and building of our operating infrastructure. Sales, marketing, general and administrative expenses are expected to increase significantly as we continue to expand and build brand awareness of our business.

     Deferred Compensation

     Through June 30, 1999, we recorded a total of $10.7 million of deferred compensation, with an unamortized balance of $3.5 million on our June 30, 1999 balance sheet. This deferred compensation is a result of us granting stock options to our employees, certain of our directors, and certain contractors with exercise prices per share below the fair values per share for accounting purposes of our common stock at the dates of grant. We are amortizing the deferred compensation over the vesting period of the applicable option using a graded vesting method. Amortization of deferred compensation was $1.2 million for the three months ended June 30, 1999 and $631,000 for the three months ended June 30, 1998. Amortization of deferred compensation was $2.9 million for the six months ended June 30, 1999 and $858,000 for the six months ended June 30, 1998.

     Depreciation and Amortization

     Depreciation and amortization includes:

     - depreciation of network costs and related equipment;

     - depreciation of information systems, furniture and fixtures;

     - amortization of improvements to central offices, regional data centers and network operations center facilities and corporate facilities;

     - amortization of capitalized software costs; and

     - amortization of intangible assets.

     In January 1999, we recorded intangible assets of $28.7 million from the issuance of preferred stock to AT&T Ventures, NEXTLINK and Qwest. Amortization of these assets was $2.1 million and $4.0 million during the three and six months ended June 30, 1999, respectively. Annual amortization of these assets will be approximately $8.4 million in each of the years in the three year period ending December 31, 2001, decreasing to approximately $1.2 million per year for each subsequent year through the year ending December 31, 2004.

     Depreciation and amortization was $8.7 million for the three months ended June 30, 1999 and $446,000 for the three months ended June 30, 1998. Depreciation and amortization was $13.3 million for the six months ended June 30, 1999 and $610,000 for the six months ended June 30, 1998. This increase was due to the increase in equipment and facilities placed in service throughout the period as well as amortization of intangible assets. We expect depreciation and amortization to increase significantly as we increase our capital expenditures to expand our networks.

     Net Interest Income and Expense

     Net interest income and expense consists primarily of interest income on our cash balance and interest expense associated with our debt. Net interest expense for the three and six months ended June 30, 1999, was $7.2 million and $12.4 million, respectively. Net interest expense during these periods consisted primarily of interest expense on the 1998 notes and the 1999 notes and capital lease obligations partially offset by interest income earned primarily from the investment of the proceeds raised from the issuance of the 1998 notes and the 1999 notes as well as our initial public offering and our issuance of preferred stock to AT&T Ventures, NEXTLINK and Qwest. Net interest expense for the three and six months ended June 30, 1998, was $3.3 million and $3.7 million, respectively. Net interest expense during these periods consisted primarily of interest expense on the 1998 notes and capital lease obligations, partially offset by interest income earned primarily from the investment of the proceeds raised from the issuance of the 1998 notes. We expect interest expense to increase significantly over time, primarily because the 1998 notes accrete to $260 million by March 15, 2003.

     Income Taxes

     Income taxes consist of federal, state and local taxes, when applicable. We expect significant consolidated net losses for the foreseeable future which should generate net operating loss carryforwards. However, our ability to use net operating losses may be subject to annual limitations. In addition, income taxes may be payable during this time due to operating income in certain tax jurisdictions. In the future, if we achieve operating profits and the net operating losses have been exhausted or have expired, we may experience significant tax expense. We recognized no provision for taxes because we operated at a loss for the years ended December 31, 1997 and December 31, 1998 and the three and six months ended March 31, 1999 and June 30, 1999.

  Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Revenues

     We recorded revenues of $26,000 for the year ended December 31, 1997 and $5.3 million for the year ended December 31, 1998. This increase is attributable to growth in the number of customers and end-users resulting from our increased sales and marketing efforts and the expansion of our networks in the San Francisco Bay Area and to a lesser extent in the Los Angeles, New York and Boston metropolitan areas.

     Network and Product Costs

     We recorded network and product costs of $54,000 for the year ended December 31, 1997 and $4.6 million for the year ended December 31, 1998. This increase is attributable to the expansion of our networks and increased orders resulting from our sales and marketing efforts.

     Sales, Marketing, General and Administrative Expenses

     Sales, marketing, general and administrative expenses increased from $2.4 million for the year ended December 31, 1997 to $31.0 million for the year ended December 31, 1998. This increase is attributable to growth in headcount in all areas of our company as we expanded our sales and marketing efforts, expanded the deployment of our networks and built our operating infrastructure.

     Deferred Compensation

     Through December 31, 1998, we recorded a total of $9.0 million of deferred compensation, with an unamortized balance of $4.7 million on our December 31, 1998 balance sheet. This deferred compensation is a result of us granting stock options to our employees with exercise prices per share subsequently determined to be below the fair values per share for accounting purposes of our common stock at the dates of grant. We are amortizing the deferred compensation over the vesting period of the applicable option using a graded vesting method. Amortization of deferred compensation was $295,000 during the year ended December 31, 1997 and $4.0 million during the year ended December 31, 1998.

     Depreciation and Amortization

     Depreciation and amortization was $70,000 for the year ended December 31, 1997 and $3.4 million for the year ended December 31, 1998. The increase was due to the increase in equipment and facilities placed in service throughout the period.

     Net Interest Income and Expense

     For the year ended December 31, 1997, net interest income was $155,000, and was primarily attributable to the interest income earned from the proceeds raised in our preferred stock financing in July

1997. Interest income was $4.8 million for the year ending December 31, 1998. This interest income was earned primarily from the investment of the proceeds raised in the issuance of our 1998 discount notes in March 1998. Interest expense for the year ended December 31, 1998 was $15.2 million and consisted primarily of interest on the 1998 discount notes and capital lease obligations.

     Income Taxes

     For the years ended December 31, 1997 and December 31, 1998 we recognized no provision for taxes because we operated at a loss for both years.

QUARTERLY FINANCIAL INFORMATION

     The following table sets forth certain consolidated statements of operations data for our most recent eight quarters. This information has been derived from our unaudited consolidated financial statements. In our opinion, this unaudited information has been prepared on the same basis as the annual consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                      THREE MONTHS ENDED
                              -------------------------------------------------------------------
                              SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                  1997            1997         1998        1998         1998
                              -------------   ------------   ---------   --------   -------------
                                                    (DOLLARS IN THOUSANDS)
Revenues....................      $  --         $    26       $   186    $   809      $  1,565
Operating expenses:
  Network and product
    costs...................         10              44           203        758         1,355
  Sales, marketing, general
    and administrative......        783           1,334         1,944      4,606        10,681
  Amortization of deferred
    compensation............        134             161           227        631         1,837
  Depreciation and
    amortization............         --              70           164        446           738
                                  -----         -------       -------    -------      --------
    Total operating
      expenses..............        927           1,609         2,538      6,441        14,611
                                  -----         -------       -------    -------      --------
Income (loss) from
  operations................       (927)         (1,583)       (2,352)    (5,632)      (13,046)
Net interest income
  (expense).................         80              75          (429)    (3,291)       (3,511)
                                  -----         -------       -------    -------      --------
    Net income (loss).......      $(847)        $(1,508)      $(2,781)   $(8,923)     $(16,557)
                                  =====         =======       =======    =======      ========

                                      THREE MONTHS ENDED
                              -----------------------------------
                              DECEMBER 31,   MARCH 31,   JUNE 30,
                                  1998         1999        1999
                              ------------   ---------   --------
                                    (DOLLARS IN THOUSANDS)
Revenues....................    $  2,766     $  5,596    $ 10,833
Operating expenses:
  Network and product
    costs...................       2,246        4,960      10,565
  Sales, marketing, general
    and administrative......      13,812       18,113      24,976
  Amortization of deferred
    compensation............       1,302        1,653       1,234
  Depreciation and
    amortization............       2,058        4,647       8,671
                                --------     --------    --------
    Total operating
      expenses..............      19,418       29,373      45,446
                                --------     --------    --------
Income (loss) from
  operations................     (16,652)     (23,777)    (34,613)
Net interest income
  (expense).................      (3,208)      (5,127)     (7,239)
                                --------     --------    --------
    Net income (loss).......    $(19,860)    $(28,904)   $(41,852)
                                ========     ========    ========

     We have generated increasing revenues in each of the last eight quarters, reflecting increases in the number of customers and end-users. Our network and product costs have increased in every quarter, reflecting costs associated with customer and end-user growth and the deployment of our networks in existing and new regions. Our selling, marketing, general and administrative expenses have increased in every quarter and reflect sales and marketing costs associated with the acquisition of customers and end-users, including sales commissions, and the development of regional and corporate infrastructure. Depreciation and amortization has increased in each quarter, primarily reflecting the purchase of equipment associated with the deployment of our networks. We have experienced increasing net losses on a quarterly basis as we increased operating expenses and increased depreciation as a result of increased capital expenditures, and we expect to sustain increasing quarterly losses for at least the next several years. See "Risk Factors -- We have a history of losses and expect increasing losses in the future."

     Our annual and quarterly operating results may fluctuate significantly in the future as a result of numerous factors. Factors that may affect our operating results include:

     - the timing and ability of traditional telephone companies to provide us with central office space;

     - the rate at which traditional telephone companies can provide us telephone wires over which we sell our service;

     - the rate at which customers subscribe to our services;

     - decreases in the prices for our services due to competition, volume-based pricing and other factors;

     - our ability to retain Internet service provider, enterprise and telecommunications carrier customers and end-user churn rates;

     - the success of our relationships with strategic partners, and other potential third parties in generating significant subscriber demand;

     - the ability to deploy on a timely basis our services to adequately satisfy end-user demand;

     - delays in the commencement of operations in new regions and the generation of revenue because certain network elements have lead times that are controlled by traditional telephone companies and other third parties;

     - the mix of line orders between consumer end-users and business end-users (which typically have higher margins);

     - the amount and timing of capital expenditures and other costs relating to the expansion of our networks;

     - the ability to develop and commercialize new services by us or our competitors;

     - the impact of regulatory developments, including interpretations of the 1996 Telecommunications Act; and

     - our ability to successfully operate our networks.

     Many of these factors are outside of our control. In addition, we plan to increase operating expenses to fund operations, sales, marketing, general and administrative activities and infrastructure, including increased expenses associated with our relationships with strategic partners. If these expenses are not accompanied by an increase in revenues, we could experience a material adverse effect on our business, prospects, operating results and financial condition and our ability to service and repay our indebtedness. See "Risk Factors -- Our operating results are likely to fluctuate in future periods and, therefore, are difficult to predict."

LIQUIDITY AND CAPITAL RESOURCES

     Our operations have required substantial capital investment for the procurement, design and construction of our central office cages, the purchase of telecommunications equipment and the design and development of our networks. Capital expenditures were approximately $93.7 million for the six months ended June 30, 1999. We expect that our capital expenditures will be substantially higher in future periods in connection with the purchase of infrastructure equipment necessary for the development and expansion of our networks and the development of new regions. We have also recently begun a branding campaign to increase recognition of our name under which we expect to incur substantial additional expenses over the next 12 months.

     From our inception through June 30, 1999, we financed our operations primarily through private placements of $10.6 million of equity securities, $129.3 million in net proceeds raised from the issuance of the 1998 notes, $150.2 million in net proceeds raised from our initial public offering, $60.0 million in net proceeds raised from strategic investors and $205.1 million in net proceeds raised from the issuance of the

1999 notes. As of June 30, 1999, we had an accumulated deficit of $121.5 million, and cash and cash equivalents of $257.5 million.

     Net cash used in our operating activities was $27.7 million for the six months ended June 30, 1999. The net cash used for operating activities during this period was primarily due to net losses and increases in current assets, offset by non-cash expenses and increases in accounts payable and accrued liabilities. Net cash used in our investing activities was $194.4 million for the six months ended June 30, 1999. The net cash used for investing activities during this period was primarily due to purchases of property and equipment, the purchase of $74.1 million of restricted investments which were pledged as collateral for the payment of the first six scheduled interest payments on the 1999 notes, and an aggregate $20 million equity investment made in WebMD, Inc. and Efficient Networks, Inc.

     Net cash provided by financing activities for the six months ended June 30, 1999 was $415.2 million which primarily related to the following:

     - Equity investments of $25 million from AT&T Ventures, $20 million from NEXTLINK and $15 million from Qwest, representing an aggregate equity investment of $60 million.

     - Net proceeds of $150.2 million from our initial public offering of 13,455,000 split-adjusted shares of our common stock at a split-adjusted initial public offering price of $12.00 per share.

     - Net proceeds of $205.1 million from the issuance of the 1999 notes with an aggregate principal amount of $215.0 million.

     Net cash provided by financing activities was partially offset by an estimated $680,000 in offering costs applicable to our secondary offering of 7,500,000 shares in June 1999 for which we received no proceeds.

     Upon completion of this offering, we believe that our current cash, cash equivalents and short-term investments will be sufficient to meet our anticipated cash needs for working capital and capital expenditures through at least the end of 2000.

     We expect to experience substantial negative cash flow from operating activities and negative cash flow before financing activities for at least the next several years due to continued development, commercial deployment and expansion of our networks. We may also make investments in and acquisitions of businesses that are complementary to ours to support the growth of our business. Our future cash requirements for developing, deploying and enhancing our networks and operating our business, as well as our revenues, will depend on a number of factors including:

     - the number of regions entered, the timing of entry and services offered;

     - network development schedules and associated costs;

     - the rate at which customers and end-users purchase our services and the pricing of such services;

     - the level of marketing required to acquire and retain customers and to attain a competitive position in the marketplace;

     - the rate at which we invest in engineering and development and intellectual property with respect to existing and future technology; and

     - unanticipated opportunities.

     We will be required to raise additional capital, the timing and amount of which we cannot predict. We expect to raise additional capital through debt or equity financings, depending on market conditions, to finance the continued development, commercial deployment and expansion of our networks and for funding operating losses or to take advantage of unanticipated opportunities. If we are unable to obtain required additional capital or are required to obtain it on terms less satisfactory than we desire, we may be required to delay the expansion of our business or take or forego actions, any or all of which could harm our business.

     In addition, we may wish to selectively pursue possible acquisitions of or investments in businesses, technologies or products complementary to ours in the future in order to expand our geographic presence and achieve operating efficiencies. We may not have sufficient liquidity, or we may be unable to obtain additional debt or equity financing on favorable terms or at all, in order to finance such an acquisition or investment.

YEAR 2000 ISSUES

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements.

     We have reviewed our internally developed information technology systems and programs and believe that our systems are Year 2000 compliant and that there are no significant Year 2000 issues within our systems or services. We have not reviewed our non-information technology systems for Year 2000 issues relating to embedded microprocessors. To the extent that such issues exist, these systems may need to be replaced or upgraded to become Year 2000 compliant. We believe that our non-information technology systems will not present any significant Year 2000 issues, although there can be no assurance in this regard. In addition, we utilize third-party equipment and software and interact with traditional telephone companies that have equipment and software that may not be Year 2000 compliant. Failure of such third-party or traditional telephone company equipment or software to operate properly with regard to the year 2000 and thereafter could require us to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on our business, prospects, operating results and financial condition.

     Furthermore, the purchasing patterns of our Internet service provider and enterprise customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available for our services, which could have a material adverse effect on our business, prospects, operating results and financial condition.

     We are currently assessing the Year 2000 risks associated with our third-party and traditional telephone company equipment and software and with our Internet service provider, enterprise and telecommunication carrier customers. We are evaluating the risks associated with the reasonably likely worst-case scenario, but we have not made any contingency plans to address such risks. However, we intend to devise a Year 2000 contingency plan prior to December 31, 1999.

FORWARD LOOKING STATEMENTS

     The statements contained in this prospectus that are not historical facts are "forward-looking statements" (as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act), which can be identified by the use of forward-looking terminology such as "estimates," "projects," "anticipates," "expects," "intends," "believes," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Examples of such forward-looking statements include but are not limited to:

     - our plans to expand our existing networks or to commence service in new metropolitan statistical areas;

     - estimates regarding the timing of launching our service in new metropolitan statistical areas;

     - expectations regarding the extent to which enterprise customers roll out our service;

     - expectations regarding our relationships with our strategic partners and other potential third parties;

     - expectations as to pricing for our services in the future;

     - expectations as to the impact of our TeleSurfer service offerings on our margins;

     - the possibility that we may obtain significantly increased sales volumes;

     - the impact of our national advertising campaign on brand recognition and operating results;

     - plans to make strategic investments and acquisitions and the affect of such investments and acquisitions;

     - estimates of future operating results;

     - plans to develop and commercialize value-added services;

     - our anticipated capital expenditures;

     - plans to enter into business arrangements with broadband-related service providers;

     - expectations regarding the commencement of our voice service;

     - the effect of regulatory reform and regulatory litigation; and

     - other statements contained in this prospectus regarding matters that are not historical facts.

     These statements are only estimates or predictions and cannot be relied upon. We can give you no assurance that future results will be achieved. Actual events or results may differ materially as a result of risks facing us or actual results differing from the assumptions underlying such statements. Such risks and assumptions that could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements include our ability to:

     - successfully market our services to current and new customers;

     - generate customer demand for our services in the particular regions where we plan to market services;

     - achieve favorable pricing for our services;

     - respond to increasing competition;

     - manage growth of our operations; and

     - access regions and negotiate suitable interconnection agreements with the traditional telephone companies, all in a timely manner, at reasonable costs and on satisfactory terms and conditions consistent with regulatory, legislative and judicial developments.

     All written and oral forward-looking statements made in connection with this prospectus which are attributable to us or persons acting on our behalf are expressly qualified in their entirety by the "Risk Factors" and other cautionary statements included in this prospectus. We disclaim any obligation to update information contained in any forward-looking statement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our exposure to financial market risk, including changes in interest rates and marketable equity security prices, relates primarily to our investment portfolio and outstanding debt obligations. We typically do not attempt to reduce or eliminate our market exposure on our investment securities because a substantial majority of our investments are in fixed-rate, short-term securities. We do not have any derivative instruments. The fair value of our investments portfolio or related income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due mainly to the fixed-rate, short-term nature of the substantial majority of our investment portfolio. In addition, substantially all of our outstanding indebtedness at June 30, 1999 including our 1998 notes and our 1999 notes, is fixed-rate debt.

                                    BUSINESS

     The following discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including, but not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus. We disclaim any obligation to update information contained in any forward-looking statement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Forward Looking Statements."

OVERVIEW

     We are a leading provider of broadband communications services to Internet service provider, enterprise and telecommunications carrier customers. These services include a range of high-speed, high-capacity Internet and network access services using digital subscriber line (DSL) technology, and related value-added services. Internet service providers purchase our services in order to provide high-speed Internet access to their business and consumer end-users. Enterprise customers purchase our services directly or indirectly from us to provide employees with high-speed remote access to the enterprise's local area networks (RLAN access), which improves employee productivity and reduces network connection costs. Telecommunications carrier customers purchase our services for resale to their Internet service provider affiliates, Internet users and enterprise customers.

     We believe we have the nation's largest DSL network with 880 operational central offices passing over 25 million homes and businesses. As of September 30, 1999, we had installed 31,000 DSL-based high-speed access lines and received orders for our services from 295 Internet service provider, enterprise and telecommunications carrier customers, including AT&T, Concentric Network, Flashcom, MindSpring, Oracle, Prodigy, PSINet, Qwest, Stanford University, Sun Microsystems, UUNET and Verio.

     We had planned to deploy our services in 51 metropolitan statistical areas by the end of the first quarter 2000. By August 1999 we had begun offering our services in each of these 51 metropolitan statistical areas, and in September 1999, we announced our plans to roll out our service in 49 additional metropolitan statistical areas. When this build-out is completed, which we expect to be by the end of 2000, our network will pass a total of 46 million homes and businesses, representing 40% of homes and 45% of businesses in the United States.

     We plan to continue to pursue rapid network expansion and installation of high-speed access lines, and to develop a variety of services that are enhanced or enabled by our broadband network, such as voice over DSL and e-commerce applications. We expect to leverage our expanding network by entering into business arrangements with broadband-related service providers in order to bring a variety of value-added service offerings to our customers and their end-users.

INDUSTRY BACKGROUND

  Growing Market Demand for Broadband Communications Services

     High-speed connectivity has become important to small- and medium-sized businesses and consumers due to the dramatic increase in Internet usage. According to International Data Corporation, the number of Internet users worldwide reached approximately 142 million in 1998 and is forecasted to grow to approximately 502 million by 2003. The popularity of the Internet with consumers has driven the rapid proliferation of the Internet as a commercial medium. Businesses are increasingly establishing Web sites and corporate intranets and extranets to expand their customer reach and improve their communications efficiency. Consumers are increasingly using the Internet to carry out commerce transactions. International Data Corporation also estimates that the value of goods and services sold worldwide via the Internet will increase from $50 billion in 1998 to over $1.3 trillion in 2003. Accordingly, to remain competitive, small-and medium-sized businesses increasingly need high-speed Internet connections to maintain complex Web sites, access critical business information and communicate more effectively with employees, customers and business partners. Broadband connections are also becoming increasingly important to businesses and consumers as on-line consumer transactions and e-commerce become more widespread.

     The demand for broadband communications services for RLAN access is also growing rapidly. Over the past ten years, high-speed local area networks have become increasingly important to enterprises to enable employees to share information, send e-mail, search databases and conduct business. We believe that a large majority of personal computers used in enterprises are connected to local area networks. Enterprises are now seeking to extend this same high-speed connectivity to employees accessing the local area networks from home to improve employee productivity and reduce operating costs. The number of home office households on the Internet grew from 12.0 million at the end of 1997 to an estimated 19.7 million by the end of 1999 and is expected to grow to 30.2 million households by 2002. Only 3.7% of these users currently access the Internet through a broadband connection of any type.

     As use of the Internet, intranets and extranets increases, we expect the market size for both small-and medium-sized business and consumer Internet and RLAN access to continue to grow rapidly causing the demand for broadband communications services to also grow rapidly. However, the full potential of Internet and local area network applications cannot be realized without removing the performance bottlenecks of the existing public switched telephone network. Increases in telecommunications bandwidth have significantly lagged improvements in microprocessor performance over the last ten years. Since 1988, microprocessor performance has improved nearly 80-fold, while the fastest consumer modem connection has improved from 9.6 kilobits per second to 56.6 kilobits per second, a factor of six. According to industry analysts, there are nearly 40 million personal computers in U.S. homes today, and most of them can only connect to the Internet or their corporate local area network by low-speed analog lines. Higher speed connections are available, including:

     - Integrated Services Digital Networks -- An ISDN provides standard interfaces for digital communication networks and is capable of carrying data, voice, and video over digital circuits. ISDN protocols are used worldwide for connections to public ISDN networks or to attach ISDN devices to compatible PBX systems.

     - T1 Line and Fractional T1 -- These are telephone industry terms for a digital transmission link with a capacity of 1.544 megabits per second or portions thereof.

     - Frame Relay -- A high-speed packet-switched data communications protocol.

     While these services have recently experienced dramatic growth in the U.S., they are frequently expensive and complex to order, install and maintain.

  Emergence of DSL Technology

     DSL technology emerged in the 1990s and is commercially available today to address the performance bottlenecks of the public switched telephone network. DSL equipment, when deployed at each end of standard copper telephone lines, increases the data carrying capacity of these lines from analog modem speeds of
56.6 kilobits per second for the fastest consumer modems and ISDN speeds of 128 kilobits per second to DSL speeds of up to 6 megabits per second depending on the length and condition of the copper line. Recent advances in semiconductor technology and digital signal processing algorithms and falling equipment prices have made the widespread deployment of DSL technology more economical over time. We anticipate that equipment prices will continue to fall as a result of continued advances in semiconductor technologies and increases in equipment production volumes.

     Because DSL technology reuses the existing copper plant, it is significantly less expensive to deploy on a broad scale than alternative technologies, such as cable modems, wireless data and satellite data. As a result, a significant portion of the investment in a DSL network is success-based, requiring a comparatively lower initial fixed investment. Subsequent variable investments in DSL technology are directly related to the number of paying customers.

  Impact of Regulatory Developments

     The passage of the 1996 Telecommunications Act created a legal framework for competitive telecommunications companies to provide local analog and digital communications services in competition with the traditional telephone companies. The 1996 Telecommunications Act eliminated a substantial barrier to entry for competitive telecommunications companies by enabling them to leverage the existing infrastructure built by the traditional telephone companies, which required a $200 billion investment by these telephone companies and their ratepayers, rather than constructing a competing infrastructure at significant cost. The 1996 Telecommunications Act requires traditional telephone companies, among other things:

     - to allow competitive telecommunications companies to lease telephone wires on a line by line basis;

     - to provide central office space for the competitive telecommunications companies' DSL and other equipment used to connect to the leased telephone wires;

     - to lease access on their inter-central office fiber backbone to link the competitive telecommunications companies' equipment; and

     - to allow competitive telecommunications companies to use their operational support systems to place orders and access their databases.

     The 1996 Telecommunications Act, as interpreted by the FCC, in particular emphasized the need for competition-driven innovations in the deployment of advanced telecommunications services, such as DSL services.

OUR COMPETITIVE STRENGTHS

     We were formed to capitalize on the substantial business opportunity created by the growing demand for Internet and network access, the commercial availability of low cost DSL technology and the passage of the 1996 Telecommunications Act. Key aspects of our solution to provide broadband communications services include:

     - an attractive value proposition that provides high-speed connections at similar or lower prices than alternative high-speed technologies currently available to customers;

     - a rapid network deployment and service rollout with significant increases in line installations to date;

     - a widely available, continuously connected, secure network that facilitates deployment of Internet and intranet applications; and

     - a management team experienced in the data communications, telecommunications and personal computer industries.

     Attractive Value Proposition. We offer higher bandwidth digital connections than alternative services at similar or lower prices that do not vary with usage. For business Internet users, our high-end services offer bandwidth comparable to that offered by T1 and frame relay circuits at approximately 25% of the cost. For the RLAN market, our mid-range services are three to six times the speed of ISDN and up to ten times the speed of analog modems at monthly rates similar to or lower than those for heavily used ISDN lines. We believe that many of our enterprise customers can justify deploying lines to their employees if productivity improves by only a few hours per month based on increases in the number of hours worked and decreases in commute time and time spent waiting for information. For consumer Internet users, our consumer services are comparably priced to current cable modem services. Unlike cable modems, the speed of our service does not decrease when more users are added.

     We have leveraged our first-mover advantage to rapidly expand our networks and grow our number of lines installed. We were the first to widely roll out DSL services on a commercial basis, making DSL service available for purchase in the San Francisco Bay Area in December 1997. We believe that we have leveraged our first-mover advantage to rapidly expand our networks into our targeted metropolitan regions and grow our number of line installations. We believe we have the nation's largest DSL network with 880 operational central offices passing over 25 million homes and businesses. As of September 30, 1999, we had installed a total of 31,000 lines nationwide.

     Widely Available, Always-Connected, Secure Network. Our strategy of providing blanket coverage in each region we serve is designed to ensure that our services are available to the vast majority of our customers' end-users. Our network provides 24-hour, always-on connectivity, unlike ISDN lines and analog modems which require customers to dial-up each time for Internet or RLAN access. Also, because we use dedicated connections from each end-user to the Internet service provider or enterprise network, our customers can reduce the risk of unauthorized access. These factors are important to our customers because any Internet service they market to their end-users must actually be available for them to purchase and be secure enough to not risk their own reputation or business with any security lapses.

     Experienced Management Team. Our management team includes individuals with extensive experience in the data communications, telecommunications and personal computer industries, including Robert Knowling, Jr., Chairman of the Board, President and Chief Executive Officer (former Executive Vice President of Operations and Technology at U S WEST Communications), Catherine Hemmer, Chief Operations Officer (former Vice President, Network Reliability and Operations at U S WEST Communications, Inc., former General Manager, Network Provisioning at Ameritech Corporation and former Vice President, Network Services at MFS), Robert Roblin, Executive Vice President, Sales and Marketing (former Executive Vice President of Marketing at Adobe Systems, Inc. and former Vice President and General Manager of Marketing, Consumer Division at IBM Corporation), Timothy Laehy, Chief Financial Officer (former Vice President of Corporate Finance and Treasurer of Leasing Solutions, Inc.), Rex Cardinale, Chief Technology Officer and Vice President of Engineering (former General Manager of the cc:Mail division of Lotus Development Corporation), Robert Davenport, III, Executive Vice President, Business Development (former Senior Vice President and Chief Operating Officer of Tele-Communication, Inc.'s Internet Services subsidiary TCI.NET), Joseph Devich, Executive Vice President, Corporate Services (former Vice President, Operations and Technologies Staff of US WEST Communications), Charles Haas, Senior Vice President of Sales Development, and Dhruv Khanna, Executive Vice President, General Counsel and Secretary, and Jane Marvin, Senior Vice President of Human Resources (former Vice President of Human Resources for the General Business Services unit of Ameritech Corporation).

BUSINESS STRATEGY

     Our objective is to become the leading nationwide provider of broadband services and a critical element in the proliferation of e-commerce and other applications that are enabled or enhanced by broadband communications. The key elements of our strategy to achieve this objective are as follows:

     Expand our Network and Roll Out Service Rapidly in Our Targeted Metropolitan Statistical Areas. To date, we have introduced our services in 51 of the top metropolitan statistical areas nationwide. We have recently announced our plan to expand our services to a total of 100 metropolitan statistical areas by the end of 2000. In the aggregate, these 100 metropolitan statistical areas cover 40% of homes and 50% of businesses in the United States. In addition, we have recently begun to assess the regulatory and competitive environments in other countries.

     Provide Pervasive Coverage in Each Metropolitan Statistical Area. We are pursuing a blanket coverage strategy of providing service in a substantial majority of the central offices in each region that we enter since our Internet service provider customers desire to market their Internet access services on a region-wide basis. Blanket coverage is also important to our enterprise customers since most of them desire to offer RLAN access to all employees regardless of where they reside. In addition, we believe our presence in 100 metropolitan statistical areas will allow us to better serve our Internet service provider, enterprise and telecommunications carrier customers which are increasingly seeking a single supplier in multiple metropolitan areas.

     Establish and Maintain Sales and Marketing Relationships with Leading Internet Service Providers, Telecommunications Carriers and DSL Resellers. We principally target Internet service providers, telecommunications carriers and DSL resellers that can offer their end-users cost and performance advantages for Internet access using our services. We do not provide Internet access directly to any of our customers. Instead, we provide connections to Internet service providers, which in turn offer high-speed Internet access using our networks. In this way, we:

     - carry the traffic of multiple Internet service providers and telecommunications carriers in any region, increasing our volume and reducing our costs;

     - leverage our selling efforts through the sales and support staff of these Internet service providers and telecommunications carriers;

     - offer Internet service providers and telecommunications carriers a transport alternative, since the traditional telephone company typically provides its own Internet access services in competition with Internet service providers; and

     - provide Internet service providers and telecommunications carriers a high-speed service offering to compete with cable-based Internet access.

     Develop a National Brand. We believe that we can enhance our competitive position and increase demand for our services by actively developing a positive brand and image for our company and our services through a combination of television, print and radio advertisements on both a national and regional basis. In October 1999, we commenced a significant advertising campaign in pursuit of this strategy.

     Develop and Commercialize Value-Added Services. We intend to introduce value-added services to our customers and leverage the value of the network access we offer today. Offering services such as voice over DSL, among others, will allow for us to bundle service offerings to our customers and improve the quality of content delivery to their end users. We believe this is an important part of our strategy and will allow us to build upon our success to date in adding and retaining subscribers.

     Enter Into Business Arrangements With Network and Broadband-Related Service Providers. We believe that the pace of deployment of our network can be increased by entering into business arrangements with other network service providers some of which may be located outside of the United States. We also believe our network deployment will enable the delivery of a variety of broadband-related services and content that are desired by our customers. We expect to make these services available to our customers through entering into business arrangements with leading providers of broadband-related services or content.

     Take Advantage of New Regulatory Developments. Both the FCC and the Minnesota Public Utilities Commission have indicated that they may mandate "line sharing" in certain circumstances. This would allow us to provide our service over the same telephone wire used by the traditional telephone companies to provide analog voice services. In addition, some of the Ameritech/SBC merger conditions adopted by the FCC in October 1999 also contain provisions on line sharing and provide for reductions in loop costs in certain circumstances. In many cases, line sharing would allow us to provision our assymetric services on the same telephone wire as the existing local phone companies' voice service. Currently, we provision our DSL services over a separate additional telephone wire. Assymetric and standard telephone service can exist on a single line and most, if not all of the traditional telephone companies provision their own assymetric services on the same line as existing voice services.

     We see line sharing as an extremely important opportunity for us for three primary reasons. First, line sharing should significantly reduce the monthly recurring charges we incur for telephone wires. Second, line sharing should reduce the time it takes traditional telephone companies to deliver telephone wires because the telephone wire will already exist. Third, line sharing should resolve lack of telephone wire problems that we have encountered when ordering telephone wires in some areas of the country.

OUR SERVICE OFFERINGS

     We offer six business grade services under the TeleSpeed brand to connect our customers' end-users to our regional data centers and two consumer grade service offerings called TeleSurfer and TeleSurfer Pro. We also offer business consumers Virtual Private Network (VPN) technology over DSL. In addition, Internet service provider and enterprise customers may purchase backhaul services from us to connect their facilities to our regional data centers.

  TeleSpeed Services

     Our TeleSpeed services connect individual end-users on conventional telephone wires to our DSL equipment in their serving central office and from there to our network serving that metropolitan area. A traditional telephone company's infrastructure consists of numerous central offices which are connected by a fiber optic backbone to a regional office that routes local and long distance traffic. Each central office collects the individual telephone wires from end-users' premises in the neighborhood.

     The particular TeleSpeed service available to an end-user depends on the user's distance to the central office. We believe that substantially all of our potential end-users in our target markets generally can be served with one of our services. We estimate that approximately 70% of end-users are within 18,000 feet of a central office and can be served by at least our TeleSpeed 384 service. We also believe at least a majority of potential end-users will be able to obtain our highest speed service offering. However, the specific number of potential end-users for the higher speeds will vary by central office and by region and will be affected by line quality. The chart below compares the performance and markets for each of our intraregional end-user services as of September 30, 1999.

                                    SPEED TO    SPEED FROM    RANGE*
      INTRAREGIONAL SERVICES        END-USER     END-USER     (FEET)         MARKET/USAGE
      ----------------------        --------    ----------    ------    -----------------------
TeleSpeed 144.....................  144 Kbps     144 Kbps     35,000    ISDN replacement
TeleSpeed 192.....................  192 Kbps     192 Kbps     18,000    Business Internet, RLAN
TeleSpeed 384.....................  384 Kbps     384 Kbps     18,000    Business Internet, RLAN
TeleSpeed 768.....................  768 Kbps     768 Kbps     13,500    Business Internet
TeleSpeed 1.1.....................  1.1 Mbps     1.1 Mbps     12,000    Business Internet
TeleSpeed 1.5.....................  1.5 Mbps     384 Kbps     15,000    High-speed Web access

---------------
* Estimated maximum distance from the end-user to the central office.

     Prices for our end-user services may vary depending upon the performance level of the service. For example, our TeleSpeed 144 and 192 services are our lowest priced end-user services and our TeleSpeed 1.1 and 1.5 services are our highest priced end-user services. Our prices also vary across regions and for high volume customers that are eligible for volume discounts. See "Risk Factors -- We may experience decreasing prices for our services, which may impair our ability to achieve profitability or positive cash flow" for a discussion of the risks associated with our ability to sustain current price levels in the future.

     TeleSpeed 144. Our TeleSpeed 144 service operates at up to 144 kilobits per second in each direction, which is similar to the performance of an ISDN line. This service, which can use existing ISDN equipment at the end-user site, is targeted at the ISDN replacement market where its per month flat rate can compare favorably to ISDN services from the traditional telephone company when per-minute usage charges apply. It is also the service that we offer on telephone wires that are either too long to carry our higher speed services or are served by digital loop carrier systems or similar equipment where a continuous copper connection is not available from the end-user site to the central office.

     TeleSpeed 192. This service provides one and a half to three times the performance of ISDN lines at similar or lower price points to heavily-used ISDN lines.

     TeleSpeed 384. This service provides three to six times the performance of ISDN lines at similar price points to heavily-used ISDN lines.

     TeleSpeed 768. This service provides one-half the bandwidth of a T1 data circuit at substantially less than one-half of the monthly price that we estimate is typical for T1 service. The target market for the TeleSpeed 768 service is small businesses needing moderate speed access to the Internet but who have previously been unable to afford the price of such service. The service also competes favorably from a price/performance standpoint with traditional fractional T1 and frame relay services for these same customers.

     TeleSpeed 1.1. This service provides over two-thirds the bandwidth of a T1 data circuit at substantially less than one-half of the monthly price that we estimate is typical for T1 service. The target market for the TeleSpeed 1.1 service is small businesses needing T1-level access to the Internet which have previously been unable to afford the price of such service. The service also competes favorably from a price/performance standpoint with traditional fractional T1 and frame relay services for these same customers.

     TeleSpeed 1.5. TeleSpeed 1.5 is an asymmetric service, i.e., with different speeds to and from the end-user. This service is intended for end-users who consume more bandwidth than they generate, and is especially useful for accessing Web sites. The service also provides the highest performance of any TeleSpeed service to stream video or other multimedia content to end-user locations.

     TeleSpeed Remote. TeleSpeed Remote provides high-speed network access for end-users located in remote regions to their corporate networks. This service is targeted at businesses that want high-speed remote office connections at a lower cost than ISDN or frame-relay services. For example, this service can provide a corporation's employees located in Boston high-speed access to their corporate network located in San Francisco.

  TeleSurfer Services

                                                SPEED TO    SPEED FROM    RANGE*
            INTRAREGIONAL SERVICES              END-USER     END-USER     (FEET)    MARKET/USAGE
            ----------------------              --------    ----------    ------    ------------
TeleSurfer....................................  384 Kbps     128 Kbps     12,000      Consumer
TeleSurfer Pro................................  768 Kbps     384 Kbps     12,000      Consumer

---------------
* Estimated maximum distance from the end-user to the central office.

     TeleSurfer. This consumer grade service is an asymmetric service, offering 384 kilobits per second downstream and 128 kilobits per second upstream. This service is the base consumer service. The target market for this service is consumers using either dial-up analog or ISDN connections for web browsers.

     TeleSurfer Pro. This is a premium consumer grade asymmetric service, offering 768 kilobits per second downstream and 386 kilobits per second upstream. The target market for this service is consumers using either dial-up analog or ISDN connections for web browsers.

  VPN Over DSL

     In August 1999 we introduced our VPN over DSL service. This service uses the public Internet backbone or a private data network, combined with DSL connections, as a channel for sharing information and applications within a closed circle of users in different locations. We offer two levels of VPN over DSL service.

     Covad Branch Office. This service is available for remote or branch offices that require high-speed inter-office connectivity across multiple locations.

     Covad Teleworker. This service is available for telecommuters and other remote users who secure access to their corporate network and the Internet from home.

  Other Services

     We also provide a DS3 backhaul service from our regional network to an Internet service provider or enterprise customer site. This service aggregates all individual end-users in a metropolitan area and transmits the packet information to the customer on a single high-speed line. The service utilizes an asynchronous transfer mode protocol that efficiently handles the high data rates involved and operates at up to 45 megabits per second. In addition to monthly service charges, we impose non-recurring order setup charges for Internet service provider and RLAN end-users for our DS3 backhaul service. Customers must also purchase a DSL modem from us or a third party for each end-user of our services.

CUSTOMERS

     We offer our services to Internet service providers, enterprises, telecommunications carriers and other DSL resellers. According to Claritas, Inc., a leading provider of diagnostic databases, there are over 169,000 businesses in the U.S. with over 100 employees, of which we estimate approximately 85,000 are in our 100 targeted metropolitan statistical areas. As of September 30, 1999, we had installed 31,000 DSL lines and received orders for our services from 295 Internet service provider, enterprise and telecommunications carrier customers. The following is a list of selected Internet service provider, enterprise and telecommunications carrier customers:

SELECTED INTERNET SERVICE PROVIDER CUSTOMERS   SELECTED ENTERPRISE CUSTOMERS   SELECTED TELECOMMUNICATIONS CARRIERS
--------------------------------------------   -----------------------------   ------------------------------------
Concentric Network Corporation                Apple Computer                   AT&T
Flashcom                                      Inktomi                          GST Telecommunications
MindSpring                                    Intel                            RCN Corporation
PSINet                                        Oracle Corporation               e.spire
Prodigy                                       Stanford University              Qwest
UUNET                                         Sun Microsystems
Verio                                         WebTV

     Our agreements with Internet service providers and other DSL resellers generally have terms of one year and are nonexclusive. We do not require the Internet service providers to generate a minimum number of end-users and generally grant volume discounts based on order volume.

     Our practice with respect to our enterprise customers has been to enter into an arrangement for a negotiated price to install the service initially to a small number of end-users. An enterprise customer decides whether to implement a broad rollout of our services after evaluating the results of this initial phase of deployment. To date, an enterprise customer's initial phase of deployment and its decision to roll out our service to additional end users has taken at least six months, and has generally taken longer than we originally expected. As of September 30, 1999, a substantial majority of our enterprise customers had not yet rolled out our services broadly to their employees. We will not receive significant revenue from an enterprise customer until and unless these rollouts occur. During the lengthy sales cycle for an enterprise customer, we incur significant expenses in advance of the receipt of revenues.

     We also enter into customer agreements with telecommunications carriers, including competitive telecommunications companies and interexchange carriers. Under these agreements our telecommunication carrier customers typically resell our services to their new and existing customers. These carriers currently market our Internet and RLAN services primarily to small, medium and enterprise businesses that purchase voice services from them.

SALES AND MARKETING

     Business and Consumer Internet. For the business and consumer Internet access markets, we sell our service to Internet service providers and telecommunications carriers that combine our lines with their Internet access services and resell the combination to their existing and new end-users. We address these markets through sales and marketing personnel dedicated to the Internet service provider sales channel. We supplement our sales efforts to Internet service providers through training programs and marketing programs that include promotions and sales incentives designed to encourage the Internet service providers to sell our services instead of those of our competitors. As of September 30, 1999, we had more than 225 Internet service provider and telecommunications carrier customers with their own sales personnel marketing Internet services.

     Remote Local Area Network. We market our RLAN services to businesses through a direct sales force, augmented by marketing programs with value-added resellers and interexchange carriers. The direct sales force is organized by region. The sales force is directed to deal directly with the chief information officer and the telecommunications manager responsible for remote access within an enterprise. We augment our sales efforts to RLAN customers through partnerships with value-added resellers, including systems integrators that can offer our TeleSpeed service as part of a complete work-at-home solution to businesses.

     Third-Party Relationships. A key element of our strategy is to enter into relationships with leading telecommunications companies, including competitive telecommunications carriers and interexchange carriers, pursuant to which those companies resell our TeleSpeed and TeleSurfer services to their customers. For example, we have entered into commercial agreements with each of AT&T, GST, Qwest and RCN providing for the purchase and resale of our services, primarily to their small business and enterprise customers. In addition, in May 1999 we entered into a strategic relationship with WebMD in which we will be WebMD's preferred provider of broadband connectivity offering physician subscribers web-based multimedia and communication services designed to enhance their practices. We believe that these indirect sales channels will enable us to penetrate our target markets more rapidly and eventually will generate the majority of sales of our services.

     Branding and Marketing Programs. We have recently commenced a branding and advertising effort to educate the market about our broadband service offerings and increase recognition of our brand. This program, which utilizes television, print and radio advertisings on both a national and regional basis, is intended to inform the market about the availability of Covad service, differentiate the products and services offered by Covad and simplify the process through which these products and services are ordered today.

     We are also pursuing several types of joint marketing arrangements with our Internet service provider, telecommunications carrier customers and other DSL resellers. In addition, certain of our equipment suppliers have promoted our services through seminars to corporate information technology managers in the San Francisco Bay Area. We also support our sales efforts with marketing efforts that include advertising programs through radio and other popular media, attendance at trade shows and presentations at industry conferences. See "Risk Factors -- Our business will suffer if our Internet service providers, telecommunications carriers and other third parties are not successful in the marketing and sale of our services."

SERVICE DEPLOYMENT AND OPERATIONS

     Internet service providers, telecommunications carriers and corporate information technology managers typically have had to assemble their digital communications connections using multiple service and equipment suppliers, leading to additional work, cost and coordination problems. With our services, we emphasize a one-stop service solution for our customers. This service solution includes:

     - extending our networks to customers and end-users with various needs and configuration requirements;

     - end-user premise wiring and DSL modem configuration;

     - ongoing network monitoring, customer reporting;

     - customer service and technical support; and

     - operational support system.

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     Extending our Networks to Customers and End-Users.  We work with our
Internet service provider, enterprise and telecommunications carrier customers to extend our networks to each customer premise and each end-user premise by ordering circuits from the traditional telephone company or a competitive telecommunications company, interconnecting the customers and end-users to our networks, testing the circuits, configuring customer routers or switches and end-user routers and monitoring the circuits from the network operations center.

     End-User Premises Wiring and DSL Modem Configuration. We use our own and subcontracted field service crews and trucks to perform any required inside wiring and to configure DSL modems at each end-user site.

     Network Monitoring. We monitor our networks from our network operations center, which helps us to identify and correct network problems. We have also developed network capability to provide Internet service provider, enterprise and telecommunications carrier customers direct monitoring access of their end-users for more efficient monitoring of their own network performance.

     Customer Reporting. We communicate regularly with our customers about the status of their end-users. We also operate a toll-free customer care help line. Additionally, we provide Web-based tools to allow individual Internet service providers and enterprise information technology managers and telecommunications carriers to monitor their end-users directly, to place orders for new end-users, to enter trouble tickets on end-user lines and to communicate with us on an ongoing basis.

     Customer Service and Technical Support. We provide 24X7 on-line support to our Internet service provider customers and enterprise information technology managers. The Internet service provider and information technology manager and telecommunications carriers serve as the initial contact for service and technical support, and we provide the second level of support.

     Operational Support System. We have developed what we believe to be the industry-leading operational support system for DSL networks. Our operational support system is based on web interfaces and is highly automated. These features allow us to scale our businesses rapidly because they eliminate many manual processes such as line testing, network path configuration, equipment configuration, order taking and verification, billing and telephone wire supplier management.

NETWORK ARCHITECTURE AND TECHNOLOGY

     The key design principles of our network attempt to provide the following attributes which we believe are important requirements of our existing and potential customers:

     Robust Network Security. Modem access to enterprise networks presents significant security risks, since any telephone can be used to attempt to access such a network simply by dialing the telephone number. As a result, enterprises expend significant effort and resources to prevent unauthorized access. Enterprises also typically limit remote access users to reading e-mail or other non-sensitive applications. Our networks are designed to ensure secure availability of all internal applications and information for remote locations. Our permanent virtual circuit network architecture connects individual end-users at fixed locations to a single enterprise, which reduces the possibility of unauthorized access and allows our customers to safely transmit sensitive information and applications over our TeleSpeed lines.

     Consistent and Scalable Performance. We believe that eventually public packet networks will evolve to replace the over 40 million modems currently connected to circuit switched networks that have been deployed in the U.S. As such, we designed our networks for scalability and consistent performance to all users as the networks grow. We have designed a "star topology" network similar to the most popular local area network networking architecture currently used in high performance enterprise networks. In this model, new capacity is added automatically as each new user receives a new line. We also use asynchronous transfer mode equipment in our networks that implements packet switching directly in silicon circuits rather than slower router-based designs that implement switching in router software.

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     Intelligent End-to-End Network Management.  Because the customers' and end-users' lines are continuously connected, they can also always be monitored. We have visibility from the Internet service provider or enterprise site across the network and into the end-user's home or business. Because our networks are centrally managed, we can identify and dynamically enhance network quality, service and performance and address network problems promptly.

     Flexibility. We have designed our networks to be flexible in handling various types of network traffic, starting with data, but able to accommodate voice and video. This flexibility will allow us to offer or enter into arrangements with other entities to offer not only value-added services such as voice over DSL, but also control the prioritization of content delivery within our national network.

     The primary components of our networks are the network operations center, our high-speed private metropolitan networks, central office spaces, including digital subscriber line access multiplexers (DSLAMs), copper telephone lines and DSL modems.

     Network Operations Center. Our entire network is managed from the network operations center. We provide end-to-end network management using advanced network management tools on a 24X7 basis, which enhances our ability to address performance or connectivity issues before they affect the end-user experience. From the network operations center, we can monitor the equipment and circuits in each metropolitan network (including the asynchronous transfer mode equipment), each central office (including DSLAMs) and potentially individual end-user lines (including the DSL modems). Currently, the network operations center is located in the San Francisco Bay Area. We are currently in the process of building a second network operations center on the East Coast.

     Private Metropolitan Network. We operate our own private metropolitan network in each region that we enter. The network consists of high-speed asynchronous transfer mode communications circuits that we lease to connect our asynchronous transfer mode hubs, our equipment in individual central offices and our Internet service provider, enterprise and telecommunications carrier customers. This network operates at a speed of 45 to 155 megabits per second.

     Central Office Spaces. Through our interconnection agreements with the traditional telephone companies, we seek to secure space in every central office where we intend to offer service. These central office spaces are designed to offer the same high reliability and availability standards as the traditional telephone company's other central office space. We require access to these spaces for our equipment and for persons employed by, or under contract with, us. We place DSLAMs in our central office spaces to provide the high-speed DSL signals on each copper line to our end-users. We expect to deploy up to 80 central office spaces in any metropolitan area that we enter. As of September 30, 1999, we had 880 central office spaces operational. In addition, we have a significant number of additional spaces under construction as well as other spaces on order from various traditional telephone companies. In December 1998, we entered into a professional service arrangement with Lucent Technologies to augment and accelerate our ability to deploy our central office facilities.

     Telephone Wires. We lease the telephone wires running to end-users from the traditional telephone companies under terms specified in our interconnection agreements. We lease lines that, in numerous cases, must be specially conditioned by the traditional telephone companies to carry digital signals, usually at an additional charge relative to that for voice grade telephone wires. The price we are obligated to pay for these lines currently varies from $4 to $43 per month per line with additional one-time charges in some cases for installation, modification or removal of lines.

     DSL Modems and On-Site Connection. We buy our DSL modems from our suppliers for resale to our Internet service provider or enterprise customers for use by their end-users. We configure and install these modems along with any required on-site wiring needed to connect the modem to the copper line leased from the traditional telephone company. For the most part, the DSL modem and DSLAM equipment used must come from the same vendor for all services, since there are not yet interoperability standards for the equipment used in our higher-speed services.

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

     We are also pursuing a program of ongoing network development. Our service development and engineering efforts focus on the design and development of new technologies and services to increase the speed, efficiency, reliability and security of our networks and to facilitate the development of network applications by third parties that will increase the use of our networks. See "Risk Factors -- The scalability and speed of our networks remain largely unproven."

COMPETITION

     The markets for business and consumer Internet access and network access services are intensely competitive. We expect that these markets will become increasingly competitive in the future. The principal bases of competition in our markets include:

     - price/performance;

     - breadth of service availability;

     - reliability of service;

     - network security;

     - ease of access and use;

     - content bundling;

     - customer support;

     - brand recognition;

     - operating experience;

     - relationships with Internet service providers and other third parties;
       and

     - capital resources.

     We face competition from traditional telephone companies, cable modem service providers, competitive telecommunications companies, traditional and new national long distance carriers, Internet service providers, on-line service providers and wireless and satellite service providers.

     Traditional Telephone Companies. All of the largest traditional telephone companies in our target markets have begun offering DSL services or have announced their intention to provide DSL services in the near term. As a result, the traditional telephone companies represent strong competition in all of our target service areas, and we expect this competition to intensify. The traditional telephone companies have an established brand name and reputation for high quality in their service areas, possess sufficient capital to deploy DSL equipment rapidly, own the telephone wires themselves and can bundle digital data services with their existing voice services to achieve economies of scale in serving their customers. Certain of the traditional telephone companies have aggressively priced their consumer DSL services as low as $19 - $29 per month, placing pricing pressure on our TeleSurfer services. The traditional telephone companies are also in a position to offer service from central offices where we are unable to secure space and offer service because of asserted or actual space restrictions.

     Cable Modem Service Providers. Cable modem service providers such as AT&T, Excite@Home, Road Runner and MediaOne (and their respective cable partners) are deploying high-speed Internet access services over hybrid fiber coaxial cable networks. Hybrid fiber coaxial cable is a combination of fiber optic coaxial cable, and has become the primary architecture utilized by cable operators in recent and ongoing upgrades of their systems. Where deployed, these networks provide similar and in some cases higher-speed Internet access than we provide. They also offer these services at lower price points than our TeleSurfer services. We believe the cable modem service providers face a number of challenges that providers of DSL services do not face. For example, different regions within a metropolitan area may be served by different cable modem service providers, making it more difficult to offer the blanket coverage required by potential business customers. Also, much of the current cable infrastructure in the U.S. must be upgraded to support cable modems, a process which we believe is significantly more expensive and time-consuming than the deployment of DSL-based networks.

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

     Competitive Telecommunications Companies. Many competitive telecommunications companies such as NorthPoint Communications, Rhythms NetConnections and Network Access Solutions offer high-speed digital services using a business strategy similar to ours. Some of these competitors have begun offering DSL-based access services and others are likely to do so in the future. Companies such as Teleport Communications Group, Inc. (acquired by AT&T), Brooks Fiber Properties, Inc. (acquired by MCI WorldCom), MFS (acquired by MCI WorldCom) and NEXTLINK Communications have extensive fiber networks in many metropolitan areas, primarily providing high-speed digital and voice circuits to large corporations. They also have interconnection agreements with the traditional telephone companies pursuant to which they have acquired central office space in many markets targeted by us. Further, certain of our customers have made investments in our competitors.

     National Long Distance Carriers. Interexchange carriers, such as AT&T, Sprint, MCI WorldCom and Qwest, have deployed large-scale Internet access networks and ATM networks, sell connectivity to businesses and residential customers, and have high brand recognition. They also have interconnection agreements with many of the traditional telephone companies and a number of spaces in central offices from which they are currently offering or could begin to offer competitive DSL services.

     Internet Service Providers. Internet service providers such as BBN (acquired by GTE), UUNET Technologies (acquired by MCI WorldCom), EarthLink Network, Concentric Network Corporation, MindSpring Enterprises, Netcom On-Line Communication Services and PSINet provide Internet access to residential and business customers, generally using the existing public switched telephone network at integrated services digital network speeds or below. Some Internet service providers such as UUNET Technologies in California and New York, HarvardNet Inc. and InterAccess have begun offering DSL-based services. To the extent we are not able to recruit Internet service providers as customers for our service, Internet service providers could become competitive DSL service providers.

     On-line Service Providers. On-line service providers include companies such as AOL, Excite@Home, Compuserve (acquired by AOL), MSN (a subsidiary of Microsoft Corp.) and WebTV (a subsidiary of Microsoft Corp.) that provide, over the Internet and on proprietary online services, content and applications ranging from news and sports to consumer video conferencing. These services are designed for broad consumer access over telecommunications-based transmission media, which enable the provision of digital services to the significant number of consumers who have personal computers with modems. In addition, they provide Internet connectivity, ease-of-use and consistency of environment. Many of these on-line service providers have developed their own access networks for modem connections. If these on-line service providers were to extend their access networks to DSL or other high-speed service technologies, they would become competitors of ours.

     Wireless and Satellite Data Service Providers. Wireless and satellite data service providers are developing wireless and satellite-based Internet connectivity. We may face competition from terrestrial wireless services, including two Gigahertz (Ghz) and 28 Ghz wireless cable systems (Multi-channel Microwave Distribution System (MMDS) and Local Multi-channel Distribution System
(LMDS)), and 18 Ghz and 39 Ghz point-to-point microwave systems. For example, the FCC is currently considering new rules to permit MMDS licensees to use their systems to offer two-way services, including high-speed data, rather than solely to provide one-way video services. The FCC also recently auctioned spectrum for LMDS services in all markets. This spectrum is expected to be used for wireless cable and telephony services, including high-speed digital services. In addition, companies such as Teligent Inc., Advanced Radio Telecom Corp. and WinStar Communications, Inc., hold point-to-point microwave licenses to provide fixed wireless services such as voice, data and videoconferencing.

     We also may face competition from satellite-based systems. Motorola Satellite Systems, Inc., Hughes Communications (a subsidiary of General Motors Corporation), Teledesic and others have filed applications with the FCC for global satellite networks which can be used to provide broadband voice and data services, and the FCC has authorized several of these applicants to operate their proposed networks.

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INTERCONNECTION AGREEMENTS WITH TRADITIONAL TELEPHONE COMPANIES

     A critical aspect of our business is our interconnection agreements with the traditional telephone companies. These agreements cover a number of aspects including:

     - the price we pay to lease access to the traditional telephone company's telephone wires;

     - the special conditioning the traditional telephone company provides on certain of these lines to enable the transmission of digital signals;

     - the price and terms of central office space for our equipment in the traditional telephone company's central offices;

     - the price we pay and access we have to the traditional telephone company's transport facilities;

     - the operational support systems and interfaces that we can use to place orders, report network problems and monitor the traditional telephone company's response to our requests;

     - the dispute resolution process that we use to resolve disagreements on the terms of the interconnection contract; and

     - the term of the interconnection agreement, its transferability to successors, its liability limits and other general aspects of the traditional telephone company relationship.

     As of September 30, 1999, we have entered into interconnection agreements with or otherwise obtained interconnection rights from the different major traditional telephone companies in all the states covering our existing 51 metropolitan statistical areas. Traditional telephone companies do not in many cases agree to our requested provisions in interconnection agreements and we have not consistently prevailed in obtaining all of our desired provisions in such agreements either voluntarily or through the interconnection arbitration process. We cannot be sure that we will be able to continue to sign interconnection agreements with existing or other traditional telephone companies. We are currently negotiating agreements with several traditional telephone companies in order to expand our services into 100 targeted metropolitan statistical areas. The traditional telephone companies are also permitting competitive telecommunications companies to adopt previously signed interconnection agreements. In certain instances, we have adopted the interconnection agreement of another competitive telecommunications company. Other competitive telecommunications companies have also adopted the same or modified versions of our interconnection agreements, and may continue to do so in the future.

     Many of our interconnection agreements have a term of three years. We will have to renegotiate these agreements when they expire. Although we expect to renew the interconnection agreements that require renewal and believe the 1996 Telecommunications Act and the agreements themselves limit the ability of traditional telephone companies not to renew such agreements, we may not succeed in extending or renegotiating our interconnection agreements on favorable terms. Additionally, disputes have arisen and will likely arise in the future as a result of differences in interpretations of the interconnection agreements. For example, we are in litigation proceedings with certain of the traditional telephone companies. These disputes have delayed our deployment of our networks. They have also adversely affected our service to our customers and our ability to enter into additional interconnection agreements with the traditional telephone companies in other states. Finally, the interconnection agreements are subject to state commission, FCC and judicial oversight. These government authorities may modify the terms of the interconnection agreements in a way that hurts our business.

GOVERNMENT REGULATION

     Overview. Our services are subject to a variety of federal regulations. With respect to certain activities and for certain purposes, we have submitted our operations to the jurisdiction of state and local authorities who may also assert more extensive jurisdiction over our facilities and services. The FCC has jurisdiction over all of our services and facilities to the extent that we provide interstate and international services. To the extent we provide identifiable intrastate services, our services and facilities are subject to

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

state regulations. In addition, local municipal government authorities also assert jurisdiction over our facilities and operations. The jurisdictional reach of the various federal, state and local authorities is subject to ongoing controversy and judicial review, and we cannot predict the outcome of such review.

     Federal Regulation. We must comply with the requirements of the Communications Act of 1934, as amended by the 1996 Telecommunications Act, as well as the FCC's regulations under the statute. The 1996 Telecommunications Act eliminates many of the pre-existing legal barriers to competition in the telecommunications and video programming communications businesses, preempts many of the state barriers to local telecommunications service competition that previously existed in state and local laws and regulations, and sets basic standards for relationships between telecommunications providers. The law delegates to the FCC and the states broad regulatory and administrative authority to implement the 1996 Telecommunications Act.

     Among other things, the 1996 Telecommunications Act removes barriers to entry in the local telecommunications market. It does this by preempting certain state and local laws that are barriers to competition and by requiring traditional telephone companies to provide nondiscriminatory access and interconnection to potential competitors, such as cable operators, wireless telecommunications providers, interexchange carriers and competitive telecommunications companies such as us.

     Regulations promulgated by the FCC under the 1996 Telecommunications Act specify in greater detail the requirements of the 1996 Telecommunications Act imposed on the traditional telephone companies to open their networks to competition by providing competitors interconnection, central office space, access to unbundled network elements, retail services at wholesale rates and nondiscriminatory access to telephone poles, ducts, conduits, and rights-of-way. The requirements enable companies such as us to interconnect with the traditional telephone companies in order to provide local telephone exchange services and to use portions of the traditional telephone companies' existing networks to offer new and innovative services such as our TeleSpeed and TeleSurfer services. In January 1999, the U.S. Supreme Court ruled on challenges to the FCC regulations. Although the U.S. Supreme Court upheld most of the FCC's authority and its regulations, it required the FCC to reexamine and redefine which unbundled networks elements the traditional telephone companies must offer. The FCC is expected to issue its revised list of unbundled network elements in October 1999.

     The 1996 Telecommunications Act also allows the regional bell operating companies (RBOCs), which are the traditional telephone companies created by AT&T's divestiture of its local exchange business, to enter the long distance market within their own local service regions upon meeting certain requirements. The remaining RBOCs include BellSouth, Bell Atlantic Corporation, Ameritech Corporation, U S WEST Communications, Inc. and SBC Communications, Inc. The timing of the various RBOCs' entry into their respective in-region long distance service businesses is extremely uncertain. On September 29, 1999, Bell Atlantic filed its application for FCC approval to provide in-region long distance services in New York state. The FCC is expected to act on the application before the end of 1999. It is uncertain whether the FCC will grant Bell Atlantic's application. If the FCC grants Bell Atlantic's application, it is likely to thereafter grant similar applications by Bell Atlantic and the other RBOCs in other states. The timing of the various RBOCs' in-region long distance entry will likely affect the level of cooperation we receive from each of the RBOCs. The approval of such entry will likely adversely affect the level of cooperation.

     In addition, the 1996 Telecommunications Act provides relief from the earnings restrictions and price controls that have governed the local telephone business for many years. Traditional telephone company tariff filings at the FCC have been subjected to increasingly less regulatory review. However, precisely when and to what extent the traditional telephone companies will secure pricing flexibility or other regulatory freedom for their services is uncertain. For example, under the 1996 Telecommunications Act, the FCC is considering eliminating certain regulations that apply to the traditional telephone companies' provision of services that are competitive with ours. The timing and the extent of regulatory freedom and pricing flexibility and regulatory freedom granted to the traditional telephone companies will affect the competition we face from the traditional telephone companies' competitive services.

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

     Further, the 1996 Telecommunications Act provides the FCC with the authority to forbear from regulating entities such as us who are classified as "non-dominant" carriers. The FCC has exercised its forbearance authority. As a result, we are not obligated to obtain prior certificate approval from the FCC for our interstate services or file tariffs for such services. We have determined not to file tariffs for our interstate services. We provide our interstate services to our customers on the basis of contracts rather than tariffs. We believe that it is unlikely that the FCC will require us to file tariffs for our interstate services in the future.

     On March 18, 1999, the FCC announced that it was adopting rules to make it easier and less expensive for competitive telecommunications companies to obtain central office space and to require traditional telephone companies to make new alternative arrangements for obtaining central office space. New entrants will be able to locate all equipment necessary for interconnection, whether or not such equipment has a switching function. The FCC's rules have not been uniformly implemented. In the same announcement, the FCC provided notice of proposed rule-making to determine whether carriers should be able to provide asymmetric DSL over the same line over which traditional telephone companies provide voice service. The notice sought comments on the operational, pricing, legal and policy ramifications of mandating such line sharing at the federal level. If adopted, these rules could materially lower the price we pay to lease access to the traditional telephone company's telephone wires. While we believe that these rules would be advantageous to us, the FCC may decide not to establish such rules, and the traditional telephone companies may balk at or thwart the implementation of such rules even if the FCC establishes them.

     Any changes in applicable federal law and regulations, in particular, changes in its interconnection agreements with traditional telephone companies, the prospective entry of the RBOCs into the in-region long distance business and grant of regulatory freedom and pricing flexibility to the traditional telephone companies, could harm our business.

     State Regulation. To the extent we provide identifiable intrastate services or have otherwise submitted ourselves to the jurisdiction of the relevant state telecommunications regulatory commissions, we are subject to such jurisdiction. In addition, certain states have required prior state certification as a prerequisite for processing and deciding an arbitration petition for interconnection under the 1996 Telecommunications Act. As of September 30, 1999, we were authorized under state law to operate as a competitive local exchange carrier in 28 states, and intend to obtain authorization in the other states necessary to cover our 100 targeted metropolitan statistical areas. We have pending arbitration proceedings in different states for interconnection arrangements with the relevant traditional telephone companies. We have concluded arbitration proceedings in a number of states by entering into interconnection agreements with the relevant traditional telephone companies. We have filed tariffs in certain states for intrastate services as required by state law or regulation. We are also subject to periodic financial and other reporting requirements of these states with respect to our intrastate services.

     The different state commissions have various proceedings to determine the rates, charges and terms and conditions for unbundled network elements (unbundled network elements are the various portions of a traditional telephone company's network that a competitive telecommunications company can lease for purposes of building a facilities-based competitive network, including telephone wires, central office collocation space, inter-office transport, operational support systems, local switching and rights of way), as well as the discount for wholesale services that we purchase from the relevant traditional telephone company. The rates set forth in our interconnection agreements are interim rates and will be prospectively, and, in some cases, retroactively, affected by the permanent rates set by the various state commissions for such unbundled network elements as unbundled loops and interoffice transport. We have participated in unbundled network element rate proceedings in several states in an effort to reduce these rates. If any state commission decides to increase unbundled network element rates our operating results could suffer.

     The applicability of the various state regulations on our business and compliance requirements will be further affected by the extent to which our services are determined to be intrastate services. Jurisdictional determinations of our services as intrastate services could harm our business.

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

     Local Government Regulation. We may be required to obtain various permits and authorizations from municipalities in which we operate our own facilities. The issue of whether actions of local governments over the activities of telecommunications carriers, including requiring payment of franchise fees or other surcharges, pose barriers to entry for competitive telecommunications companies which may be preempted by the FCC is the subject of litigation. Although we rely primarily on the unbundled network elements of the traditional telephone companies, in certain instances we deploy our own facilities, including fiber optic cables, and therefore may need to obtain certain municipal permits or other authorizations. The actions of municipal governments in imposing conditions on the grant of permits or other authorizations or their failure to act in granting such permits or other authorizations could harm our business.

     The foregoing does not purport to describe all present and proposed federal, state and local regulations and legislation affecting the telecommunications industry. Other existing federal regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals, which could change, in varying degrees, the manner in which communications companies operate in the U.S. The ultimate outcome of these proceedings, and the ultimate impact of the 1996 Telecommunications Act or any final regulations adopted pursuant to the 1996 Telecommunications Act or our business cannot be determined at this time but may well be adverse to our interests. We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business and we can give you no assurance that such future regulation or regulatory changes will not harm our business. See "Risk Factors -- Rejections of our applications for central office space by traditional telephone companies are likely to delay the expansion of our networks and the rollout of our services" and "-- Our services are subject to government regulation, and changes in current or future laws or regulations could adversely affect our business."

INTELLECTUAL PROPERTY

     We regard certain aspects of our products, services and technology as proprietary and attempt to protect them with patents, copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods. These methods may not be sufficient to protect our technology. We also generally enter into confidentiality or license agreements with our employees and consultants, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services or technology without authorization, or to develop similar technology independently.

     Currently we have a number of patent applications and intend to prepare additional applications and to seek patent protection for our systems and services to the extent possible. These patents may not be issued to us, and if issued, they may not protect our intellectual property from competition which could seek to design around or invalidate these patents.

     Further, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. The global nature of the Internet makes it virtually impossible to control the ultimate destination of our proprietary information. Steps taken by us may not prevent misappropriation or infringement of our technology. In addition, litigation may be necessary in the future to enforce our intellectual property rights to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources.

     In addition, we may be sued by others with respect to infringement of their intellectual property rights. We were recently sued by Bell Atlantic for an alleged infringement of a patent issued to them in September 1998 entitled "Variable Rate and Variable Mode Transmission System." We believe that we do not infringe the Bell Atlantic patent and have defenses to infringement and liabilities. However, litigation is inherently unpredictable and there is no guarantee that we will prevail. Such lawsuits, including the Bell Atlantic suit, could significantly harm our business.

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

EMPLOYEES

     As of September 30, 1999, we had 680 employees, excluding temporary personnel and consultants. None of our employees are represented by a labor union, and we consider our relations with our employees to be good. Our ability to achieve our financial and operational objectives depends in large part upon the continued service of our senior management and key technical, sales, marketing and managerial personnel, and our continuing ability to attract and retain highly qualified technical, sales, marketing and managerial personnel. Competition for such qualified personnel is intense, particularly in software development, network engineering and product management. In addition, in the event that our employees unionize, we could incur higher ongoing labor costs and disruptions in our operations in the event of a strike or other work stoppage.

PROPERTIES

     We are headquartered in Santa Clara, California in facilities consisting of approximately 62,000 square feet pursuant to a lease that will expire on or before July 14, 2002. We also lease office space in many of the metropolitan statistical areas in which we conduct operations. In addition, our San Francisco Bay Area regional data center consists of approximately 2,000 square feet and is located in San Jose, California, which we occupy under a ten-year lease with two five-year renewal options. Currently, and until we finish building our west coast network operations center, we utilize a portion of the San Francisco Bay Area regional data center space to facilitate this operation. We are currently planning to build a second network operations center on the east coast. We also lease central office space from the traditional telephone company in each region that we operate or plan to operate under the terms of our interconnection agreements and obligations imposed by state public utilities commissions and the FCC. While the terms of these leases are perpetual, the productive use of our central office space is subject to the terms of our interconnection agreements which expire on or before March 2001. We will increase our central office space as we expand our network in the San Francisco Bay Area and other regions.

LEGAL PROCEEDINGS

     We are engaged in a variety of negotiations, arbitrations and regulatory and court proceedings with multiple traditional telephone companies. These negotiations, arbitrations and proceedings concern the traditional telephone companies' denial of physical central office space to us in certain central offices, the cost and delivery of central office spaces, the delivery of transmission facilities and telephone lines, billing issues and other operational issues. For example, we are currently involved in commercial arbitration proceedings with Pacific Bell over these issues. We have also filed a lawsuit against Pacific Bell and its affiliates, including Southwestern Bell Telephone Company, in federal court. We are pursuing a variety of contract, tort, antitrust and other claims, such as violations of the Telecommunications Act, in these proceedings. In November 1998, we prevailed in our commercial arbitration proceeding against Pacific Bell. The arbitration panel found that Pacific Bell breached its interconnection agreement with us and failed to act in good faith on multiple counts. The arbitration panel ruled in favor of awarding us direct damages, as well as attorneys fees and costs of the arbitration. Pacific Bell is currently attempting to have the decision vacated. Meanwhile, the arbitration panel is evaluating our claim for additional damages. We have also filed a lawsuit against Bell Atlantic and its affiliates in federal court. We are pursuing antitrust and other claims in this lawsuit. In addition, Bell Atlantic has separately filed suit against us asserting infringement of a patent issued to them in September 1998 entitled "Variable Rate and Variable Mode Transmission System." We believe that we do not infringe the Bell Atlantic patent and have defenses to infringement and liability. However, litigation is inherently unpredictable and there is no guarantee that we will prevail. Failure to resolve these various legal disputes and controversies between us and the various traditional telephone companies without excessive delay and cost and in a manner that is favorable to us could significantly harm our business.

     We are not currently engaged in any other legal proceedings that we believe could have a material adverse effect on our business, prospects, operating results and financial condition. We are, however, subject to state commission, FCC and court decisions as they relate to the interpretation and implementation of the 1996 Telecommunications Act, the interpretation of competitive telecommunications company interconnection agreements in general and our interconnection agreements in particular. In some cases, we may be deemed to be bound by the results of ongoing proceedings of these bodies or the legal outcomes of other contested interconnection agreements that are similar to our agreements. The results of any of these proceedings could harm our business.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers, and their respective ages as of September 30, 1999, are as follows:

                   NAME                     AGE                     POSITION
                   ----                     ---                     --------
Robert Knowling, Jr.......................  44     Chairman of the Board, President and Chief
                                                     Executive Officer
Timothy Laehy.............................  43     Chief Financial Officer
Robert Davenport, III.....................  40     Executive Vice President, Business
                                                     Development
Catherine Hemmer..........................  41     Chief Operations Officer
Robert Roblin.............................  47     Executive Vice President, Sales and
                                                   Marketing
Joseph Devich.............................  42     Executive Vice President, Corporate
                                                   Services
Dhruv Khanna..............................  39     Executive Vice President, General Counsel
                                                   and Secretary
Jane Marvin...............................  40     Senior Vice President, Human Resources
Terry Moya................................  41     Senior Vice President, External Affairs
Robert Hawk...............................  59     Director
Henry Kressel.............................  65     Director
Joseph Landy..............................  38     Director
Daniel Lynch..............................  58     Director
Frank Marshall............................  52     Director
Charles McMinn............................  47     Director
Rich Shapero..............................  51     Director

     ROBERT KNOWLING, JR. has been our President, Chief Executive Officer and a member of our board of directors since July 1998. As of September 1999, he also became Chairman of the Board of Directors. From October 1997 through July 1998, Mr. Knowling served as the Executive Vice President of Operations and Technologies at U S WEST Communications, Inc. In this capacity, Mr. Knowling was responsible for planning, delivering and maintaining high-quality telecommunications services for more than 25 million customers in 14 western and midwestern states. From March 1996 through September 1997, he served as Vice President of Network Operations at U S WEST Communications, Inc. From November 1994 through March 1996, he served as Vice President of Network Operations for Ameritech Corporation. Mr. Knowling began his career in 1977 at Indiana Bell where he progressed through a variety of assignments in operations, engineering and marketing. When Indiana Bell became a part of Ameritech Corporation, Mr. Knowling assumed positions of increasing responsibility in marketing, product development, large business marketing and network operations, including service on Ameritech Corporation's re-engineering breakthrough development team. As lead architect of the Ameritech Corporation transformation, Mr. Knowling reported directly to the Chairman.

     TIMOTHY LAEHY joined us in August 1997. He served as our Chief Financial Officer, Treasurer and Vice President, Finance until February 1999 and has served as our Chief Financial Officer since that date. Prior to joining us, Mr. Laehy served as Vice President, Corporate Finance and Treasurer of Leasing Solutions, Inc., a computer equipment leasing company, from February 1991 to August 1997. From 1990 to 1991, Mr. Laehy served as a senior associate with Recovery Equity Partners, a private venture capital investment fund. From 1985 to 1990, he served in various capacities at Guarantee Acceptance Capital Corporation, an investment bank, Liberty Mutual Insurance Company and Union Carbide Corporation.

     ROBERT R. DAVENPORT, III joined us in January 1999. He served as our Vice President, Business Development until February 1999 and has served as our Executive Vice President, Business Development since that date. Prior to joining us, Mr. Davenport was Senior Vice President and Chief Operating Officer at Tele-Communications, Inc.'s Internet Services subsidiary, TCI.NET from 1997 to 1999. Between 1995 and 1997, Mr. Davenport was with Tele-Communications, Inc., as Vice President, Finance and Development for the Telephony Services subsidiary. From 1992 to 1995, he was Managing Partner of RD Partners, LLC, a private investment firm focused on leveraged equity investments.


     CATHERINE HEMMER joined us in August 1998. She served as our Vice President, Operations until February 1999 and served as our President, Network Services from February 1999 to September 1999. Since September 1999, she has served as Chief Operating Officer. From 1996 to August 1998, she was Vice President, Network Reliability and Operations at U S WEST Communications, Inc. From 1995 to 1996, she served as General Manager, Network provisioning at Ameritech Services, Inc., a telecommunications company. From 1987 to 1995, she served in various capacities, including Vice President, Network Services, at MFS Telecom, Inc. From 1981 to 1987, she served in various management roles at MCI Communications providing management information systems support for the network operations organization.


     ROBERT ROBLIN joined us in November 1998. He served as our Vice President, Marketing until February 1999 and has served as our Executive Vice President, Sales and Marketing since that date. Prior to joining us, he was Executive Vice President of Marketing at Adobe Systems, Inc. from 1996 to November 1998. From 1994 to 1996, Mr. Roblin served as Vice President and General Manager of Marketing of the Consumer Division of IBM Corporation. Between 1992 and 1994, Mr. Roblin was the Vice President of Marketing of Pensoft, a start-up pen-based software company that produced a database-driven personal information manager.

     JOSEPH DEVICH joined us in August 1998. He served as Vice President and General Manager of our Western Region until February 1999 and served as President and General Manager of the Western Region from February 1999 to September 1999. Since September 1999, he has served as Executive Vice President, Corporate Services. Prior to joining us, from November 1996 to August 1998, Mr. Devich was Vice President, Operations and Technologies Staff of U S WEST Communications, where he served on the strategic leadership council and was responsible for leading staff support functions, methodical and procedural process support, results reporting and analysis, systems planning and integration, customer value analysis, disaster recovery/business continuity planning, network security, supplier management and operations strategy planning. From August 1986 to November 1996, Mr. Devich worked in several capacities at Ameritech Corporation, including Manager of Product
Management -- Technical Support, and Director in the areas of customer support in the large business market, service reliability within custom business services, process improvement of network operations and network provisioning.

     DHRUV KHANNA is one of our founders. He served as our Vice President, General Counsel and Secretary from October 1996 until February 1999 and has served as our Executive Vice President, General Counsel and Secretary since that date. He was an in-house counsel for Intel's communications products division and its Senior Telecommunications Attorney between 1993 and 1996. Between 1987 and 1993, Mr. Khanna was an associate at Morrison & Foerster where his clients included Teleport Communications Group (now AT&T), McCaw Cellular Communications, Inc. (now AT&T Wireless), and Southern Pacific Telecom (now Qwest). Mr. Khanna has extensive experience with regulatory matters, litigation and business transactions involving the RBOCs and other telecommunications companies. While at Intel, he helped shape the computer industry's positions on the Telecommunications Act of 1996 and the FCC's rules implementing the 1996 Act.


     JANE MARVIN joined us in April 1999 as our Senior Vice President, Human Resources. Prior to joining us, from August 1995 to April 1999, Ms. Marvin was Vice President, Human Resources for the General Business, Small Business and Enhanced Business Services units and Director, Leadership and Executive Development of Ameritech Corporation. In these capacities, she re-engineered and streamlined multiple HR processes and drove corporate-wide change initiatives. From 1991 to 1995, Ms. Marvin was Human Resources Director with the Pepsi Cola Company, a division of Pepsico Inc., where she improved business processes in the areas of recruitment, selection, training, and compensation. From 1984 to 1991,

Ms. Marvin worked in progressively broader HR leadership roles at Data General Corporation, a provider of enterprise hardware and software solutions.

     TERRY MOYA joined us in July 1999 as our Senior Vice President, External Affairs. Prior to joining us, from January 1999 to July 1999, Terry served as Vice President & Chief Financial Officer, Capital Management, Network/Operations and Technologies at U S WEST Communications, Inc. From August 1998 to January 1999, Terry served as Vice President, Operations for U S WEST Communications, Inc., where he managed over $2 billion in capital expenditures and over $320 million in engineering and construction transaction costs. From February 1997 to August 1998, Terry served as Vice President, Construction, Operations and Technologies and led the outside plant construction contracting organization for U S WEST Communications, Inc. From August 1992 to February 1997, Terry spent time in over a half dozen foreign countries establishing and improving several different lines of business for U S WEST Communications, Inc. These countries include Poland, Russia, the Czech Republic, Hungary, Brazil and the United Kingdom. Prior to August 1992, Terry was at KPMG Peat Marwick in New Orleans.

     ROBERT HAWK has served as a member of our board of directors since April 1998. Mr. Hawk is President of Hawk Communications and recently retired as President and Chief Executive Officer of U S WEST Multimedia Communications, Inc., where he headed the cable, data and telephony communications business from May 1996 to April 1997. He was president of the Carrier Division of U S West Communications, a regional telecommunications service provider, from September 1990 to May 1996. Prior to that time, Mr. Hawk was Vice President of Marketing and Strategic Planning for CXC Corporation. Prior to joining CXC Corporation, Mr. Hawk was director of Advanced Systems Development for AT&T/American Bell. He currently serves on the boards of PairGain Technologies, COM21, Concord Communications, Radcom, Efficient Networks and several privately held companies.

     HENRY KRESSEL has served as a member of our board of directors since July 1997. Dr. Kressel has been with E.M. Warburg, Pincus & Co., LLC since 1983 and is currently a managing director of the firm. He is also a partner of Warburg, Pincus & Co., the general partner of Warburg, Pincus Investors, L.P. Prior to that time, he served as Staff Vice President of the RCA Corporation responsible for research and development of optoelectronics, semiconductors and related software and technologies. Dr. Kressel serves as a director of Earthweb, Inc., Level One Communications, Inc., IA Corporation, NOVA Corporation, Inc. and several privately held companies.


     JOSEPH LANDY has served as a member of our board of directors since July 1997. Mr. Landy has been with E.M. Warburg, Pincus & Co., LLC since 1985 and is currently a managing director of the firm. Mr. Landy oversees Warburg's investments in Internet-related businesses. Previously, Mr. Landy focused on a wide range of investments in technology, information technology and specialty semiconductors. Mr. Landy is a director of Indus International, Inc., The Cobalt Group and several privately held companies.


     DANIEL LYNCH has served as a member of our board of directors since April 1997. Mr. Lynch is also a founder of CyberCash, Inc. and has served on its board of directors since August 1994. From December 1990 to December 1995, he served as chairman of the board of directors of Softbank Forums, a provider of education and conference services for the information technology industry. Mr. Lynch founded Interop Company in 1986, which is now a division of ZD Comdex and Forums. Mr. Lynch is a member of the Association for Computing Machinery and the Internet Society. He is also a member of the Board of Trustees of the Santa Fe Institute, the Bionomics Institute and CommerceNet. He previously served as Director of the Information Processing Division for the Information Sciences Institute in Marina del Rey, where he led the Arpanet team that made the transition from the original NCP protocols to the current TCP/IP based protocols. He has served as a member of the board of directors of Exodus Communications since January 1998. Mr. Lynch previously served as a member of the board of directors at UUNET Technologies from April 1994 until August 1996.

     FRANK MARSHALL has served as a member of our board of directors since October 1997. Mr. Marshall currently serves on the board of directors of PMC-Sierra Inc. and several private companies. Mr. Marshall also serves on the technical advisory board of several high technology private companies. He is a member of the InterWest Partners Advisory Committee and a Venture Partner at Sequoia Capital. From 1992 to 1997, Mr. Marshall served as Vice President of Engineering and Vice President and General Manager, Core Business Unit of Cisco Systems Inc. From 1982 to 1992, he served as Senior Vice President, Engineering at Convex Computer Corporation.

     CHARLES MCMINN is one of our founders and served as the Chairman of our board of directors until September 1999. He served as our President and Chief Executive Officer from October 1996 to July 1998 and as a director until November 1999. From July 1995 to October 1996, and from August 1993 to June 1994, Mr. McMinn managed his own consulting firm, Cefac Consulting, which focused on strategic development for information technology and communications businesses. From June 1994 to November 1995, he served as Principal, Strategy Discipline, at Gemini Consulting. From August 1992 to June 1993, he served as President and Chief Executive Officer of Visioneer Communications, Inc. and from October 1985 to June 1992 was a general partner at InterWest Partners, a venture capital firm. Mr. McMinn has resigned from all of his positions with us effective November 1, 1999.

     RICH SHAPERO has served as a member of our board of directors since July 1997. Mr. Shapero has been a general partner of Crosspoint Venture Partners, L.P., a venture capital investment firm, since April 1993. From January 1991 to June 1992, he served as Chief Operating Officer of Shiva Corporation, a computer network company. Previously, he was a Vice President of Sun Microsystems, Senior Director of Marketing at AST, and held marketing and sales positions at Informatics General Corporation and UNIVAC's Communications Division. Mr. Shapero serves as a member of the board of directors of Sagent Technology, Inc. and several privately held companies.

                              SELLING STOCKHOLDERS

     The following table sets forth information known to us with respect to the beneficial ownership of our common stock held by each selling stockholder as of September 30, 1999, and as adjusted to reflect the sale of common stock offered by such stockholder. As of September 30, 1999, there were 72,919,240 shares of common stock outstanding, which excludes 6,379,177 outstanding shares of our non-voting class B common stock which are convertible into 9,568,765 shares of common stock beginning January 2000. Beneficial ownership is determined in accordance with the rules of the SEC. The number of shares beneficially owned by a person includes shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 30, 1999. Such shares issuable pursuant to such options are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

                                                 OWNERSHIP
                                           PRIOR TO THE OFFERING                OWNERSHIP AFTER OFFERING
                                          -----------------------    SHARES     -------------------------
                                            NUMBER                    BEING       NUMBER
            BENEFICIAL OWNER              OF SHARES    PERCENTAGE    OFFERED    OF SHARES     PERCENTAGE
            ----------------              ----------   ----------   ---------   ----------    -----------
Robert Davenport III(1)(2)..............      62,500        *          20,000      42,500           *
Joseph Devich(1)(3).....................      72,774        *          10,000      62,774           *
Robert Grant(4).........................     120,546        *          25,000      95,546           *
Charles Haas(5).........................   4,490,578      6.2%        300,000   4,190,578         4.9%
Catherine Hemmer(1)(6)..................      91,190        *          33,000      58,190           *
John Hemmer(7)..........................      47,577        *          17,000      30,577           *
Dhruv Khanna(1)(8)......................   4,540,579      6.2         300,000   4,240,579         5.0
Robert Knowling, Jr.(1)(9)..............   1,042,500      1.4         300,000     742,500           *
Timothy Laehy(1)........................     472,500        *          50,000     422,500           *
Keith Markley(10).......................      52,500        *           5,000      47,500           *
Charles McMinn(1)(11)...................   4,355,136      6.0         500,000   3,855,136         4.6
Robert Roblin(1)(12)....................      93,750        *          10,000      83,750           *
Thomas Wagner(13).......................      40,625        *          25,000      15,625           *
                                                                    ---------
          Total.........................                            1,595,000

---------------
 (1) See "Management -- Directors and Executive Officers" for a description of the selling stockholder's affiliation with us during the past three years.

 (2) Consists of 62,500 shares of common stock subject to options exercisable within 60 days of September 30, 1999.

 (3) Consists of 72,774 shares of common stock subject to options exercisable within 60 days of September 30, 1999.

 (4) Includes 60,546 shares of common stock subject to options exercisable within 60 days of September 30, 1999. Mr. Grant is employed by us as Senior Vice President, Sales -- Western Region.

 (5) Includes 180,000 shares of common stock held by a limited partnership of which Mr. Haas is a general partner and a limited partner. Mr. Haas disclaims beneficial ownership of the shares of common stock held by such limited partnership except to the extent of his pecuniary interest therein. Mr. Haas is employed by us as Senior Vice President of Sales Development.

 (6) Consists of 91,190 shares of common stock subject to options exercisable within 60 days of September 30, 1999.

 (7) Consists of 47,577 shares of common stock subject to options exercisable within 60 days of September 30, 1999. Mr. Hemmer is employed by us as Senior Vice President, Network Deployment.

 (8) Includes 562,500 shares of common stock held by a limited partnership of which Mr. Khanna is a general partner and a limited partner. Mr. Khanna disclaims beneficial ownership of the shares of common stock held by such limited partnership except to the extent of his pecuniary interest therein.

 (9) Consists of 1,042,500 shares of common stock subject to options exercisable within 60 days of September 30, 1999.

(10) Consists of 52,500 shares of common stock subject to options exercisable within 60 days of September 30, 1999. Mr. Markley is employed by us as Senior Vice President, Sales -- Eastern Region.

(11) Includes 712,500 shares of common stock held by a trust for the benefit of two members of Mr. McMinn's immediate family, who also serve as co-trustees. Mr. McMinn disclaims beneficial ownership of the shares of common stock held by such trust.

(12) Consists of 93,750 shares of common stock subject to options exercisable within 60 days of September 30, 1999.

(13) Consists of 40,625 shares of common stock subject to options exercisable within 60 days of September 30, 1999. Mr. Wagner is employed by us as Senior Vice President, Sales -- Central Region.

                                  UNDERWRITING

     The underwriters named below have severally agreed, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth opposite their names below:

                        UNDERWRITERS                          NUMBER OF SHARES
                        ------------                          ----------------
Bear, Stearns & Co. Inc.....................................
Morgan Stanley Dean Witter Incorporated.....................
                                                                -----------
Credit Suisse First Boston Corporation......................
                                                                -----------
Deutsche Bank Securities Inc................................
                                                                -----------
Donaldson, Lufkin & Jenrette Securities Corporation.........
                                                                -----------
Goldman, Sachs & Co.........................................
                                                                -----------
Utendahl Capital Partners, L.P..............................
                                                                -----------
          Total.............................................     13,000,000
                                                                ===========

     Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase all of the shares of common stock being sold pursuant to the underwriting agreement if any of such shares are purchased (excluding shares covered by the over-allotment option).

     The underwriters have advised us that they propose to offer the common stock to the public initially at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a
concession of not more than $     per share. Additionally, the underwriters may
allow, and such dealers may reallow, a discount of not more than $     per share
on sales to certain other dealers. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

     We have granted the underwriters an option to purchase up to 1,950,000 additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus, solely to cover over-allotments, if any. This option may be exercised in whole or in part at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment, subject to certain conditions, to purchase a number of shares of common stock proportionate to such underwriter's purchase obligations set forth in the foregoing table.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters option to purchase additional shares.

                                                              NO EXERCISE    FULL EXERCISE
                                                              -----------    -------------
Per share...................................................    $               $
Total.......................................................    $               $

     The offering of the shares is made for delivery, when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The selling stockholders, who own in the aggregate 13,981,567 shares of common stock, have agreed that they will not, without the prior written consent of Bear, Stearns & Co. Inc., directly or indirectly, offer, sell, contract to sell, grant any option to purchase, pledge or otherwise dispose of, or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock beneficially owned by them during the 90-day period following the date of this prospectus.

     We have agreed that we will not, without the prior written consent of Bear, Stearns & Co. Inc., directly or indirectly, offer, sell, contract to sell, grant any option to purchase, pledge or otherwise dispose (or announce any offer, sale, contract to sell, grant of an option to purchase, pledge or other disposition) of any shares of common stock or any securities convertible into or exercisable into or exchangeable for shares of common stock during the 90-day period following the date of this prospectus, except that we may issue shares of common stock and options to purchase common stock under our stock option and stock purchase plans and upon exercise of warrants issued and outstanding on the date of this prospectus, and may issue stock in connection with strategic relationships and in connection with acquisitions of businesses, technologies or products complementary to those of our company, so long as the recipients of such stock agree to be bound by a lock-up agreement for the remainder of the 90-day lock-up period.

     We and the selling stockholders have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and to contribute to payments the underwriters may be required to make in respect thereof.

     The underwriters have advised us that, pursuant to Regulation M promulgated under the Securities Exchange Act, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of pegging, fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position created in connection with the offering. The underwriters may also cover all or a portion of such short position by exercising the over-allotment option. A "penalty bid" is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member is purchased by the underwriters in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The underwriters have advised us such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     We estimate that the total expenses of this offering, excluding
underwriting discounts and commissions, will be approximately $       .

     Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc. acted as initial purchasers of our 1998 senior discount notes in March 1998, for which Bear, Stearns & Co. Inc. and Deutsche Banc Securities Inc. received usual and customary fees.

     Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Goldman, Sachs & Co. participated as underwriters in our initial public offering in January 1999, for which they received usual and customary fees.

     Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Goldman, Sachs & Co. acted as initial purchasers of our 1999 notes in February 1999, for which they received usual and customary fees.

     Bear, Stearns & Co. Inc., Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc. and Donaldson, Lufkin & Jenrette Securities Corporation participated as underwriters in our initial public offering in June 1999, for which they received usual and customary fees.


     Credit Suisse First Boston, one of the representatives of the underwriters in this offering, is a subsidiary of Credit Suisse Group, which indirectly holds a 19.9% passive minority interest in Warburg, Pincus & Co., the general partner of Warburg, Pincus Ventures, L.P., one of our principal shareholders.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copy of these documents filed as an exhibit to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

     We are also subject to the informational requirements of the Securities Exchange Act of 1934. In accordance with the Exchange Act, we file reports, proxy statements and other information with the SEC. The registration statement, including the attached exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Copies of the registration statement and the reports, proxy and information statements and other information that we file with the SEC may be obtained from the SEC's Internet address at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" into the prospectus the information we have filed with them. The information incorporated by reference is an important part of this prospectus and the information that we file subsequently with the SEC will automatically update this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the initial filing of this registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus:

     - our Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

     - our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

     - our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;
       and

     - the description of our Common Stock contained in our Registration Statement on Form 8-A filed on January 19, 1999 under Section 12 of the Exchange Act, including any amendment or report updating such description.

     You may request a copy of these documents, at no cost, by writing or telephoning us at the following address:

                  Covad Communications Group, Inc.
                  Attention: Investor Relations
                  2330 Central Expressway
                  Santa Clara, California 95050
                  (408) 844-7500

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain attorneys at Wilson Sonsini Goodrich & Rosati, P.C. hold an aggregate of 4,375 shares of our common stock. Certain legal matters in connection with the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 1997 and 1998 and for the years then ended included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                        COVAD COMMUNICATIONS GROUP, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Annual Financial Statements
Report of Ernst & Young LLP, Independent Auditors...........   F-2
  Consolidated Balance Sheets at December 31, 1997 and
     1998...................................................   F-3
  Consolidated Statements of Operations for the years ended
     December 31, 1997 and 1998.............................   F-4
  Consolidated Statements of Stockholders' Equity (Net
     Capital Deficiency) for the years ended December 31,
     1997 and 1998..........................................   F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1997 and 1998.............................   F-6
  Notes to Consolidated Financial Statements................   F-7
Interim Financial Statements (Unaudited)
  Consolidated Balance Sheet at June 30, 1999...............  F-18
  Consolidated Statements of Operations for the six months
     ended June 30, 1998 and 1999...........................  F-19
  Consolidated Statement of Stockholders' Equity (Net
     Capital Deficiency) for the six months ended June 30,
     1999...................................................  F-20
  Consolidated Statements of Cash Flows for the six months
     ended June 30, 1998 and 1999...........................  F-21
  Notes to Consolidated Financial Statements................  F-22

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of
Covad Communications Group, Inc.

     We have audited the accompanying consolidated balance sheets of Covad Communications Group, Inc. as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity (net capital deficiency), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Covad Communications Group, Inc. as of December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP
San Jose, California
February 15, 1999, except for the fourth
  paragraph of Note 1.J. as to which the
  date is May 4, 1999

                        COVAD COMMUNICATIONS GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS
             (AMOUNTS IN 000'S, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                 DECEMBER 31,
                                                              -------------------
                                                               1997        1998
                                                              -------    --------
CURRENT ASSETS:
Cash and cash equivalents...................................  $ 4,378    $ 64,450
Accounts receivable, net of allowance for uncollectibles of
  $220 in 1998..............................................       25       1,933
Unbilled revenue............................................        4         663
Inventories.................................................       43         946
Prepaid expenses............................................       52       1,183
Other current assets........................................      317         514
                                                              -------    --------
         Total current assets...............................    4,819      69,689
PROPERTY AND EQUIPMENT:
Networks and communication equipment........................    2,185      55,189
Computer equipment..........................................      600       4,426
Furniture and fixtures......................................      185       1,119
Leasehold improvements......................................      114       1,887
                                                              -------    --------
                                                                3,084      62,621
Less accumulated depreciation and amortization..............      (70)     (3,476)
                                                              -------    --------
         Net property and equipment.........................    3,014      59,145
OTHER ASSETS:
Restricted cash.............................................      210         225
Deposits....................................................       31         337
Deferred debt issuance costs (net)..........................       --       8,112
Other long term assets......................................       --       1,911
                                                              -------    --------
         Total other assets.................................      241      10,585
                                                              -------    --------
         Total assets.......................................  $ 8,074    $139,419
                                                              =======    ========
          LIABILITIES AND STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
CURRENT LIABILITIES:
Accounts payable............................................  $   651    $ 14,975
Unearned revenue............................................        7         551
Accrued network costs.......................................       58       1,866
Other accrued liabilities...................................       77       3,854
Current portion of capital lease obligations................      229         263
                                                              -------    --------
         Total current liabilities..........................    1,022      21,509
Long-term debt (net of discount)............................       --     142,300
Long-term capital lease obligations.........................      554         316
                                                              -------    --------
         Total liabilities..................................    1,576     164,125
STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY):
Convertible preferred stock ($0.001 par value):
  Authorized shares -- 30,000,000
  Issued and outstanding shares -- 17,750,001 and 18,246,162 at December 31, 1997 and
    December 31, 1998, respectively.........................       18          18
Common stock ($0.001 par value):
  Authorized shares -- 65,000,000
  Issued and outstanding shares -- 17,041,806 and 17,660,995 at December 31, 1997 and December 31, 1998,
    respectively............................................       17          18
Additional paid-in capital..................................    9,686      30,679
Deferred compensation.......................................     (611)     (4,688)
Accumulated deficit.........................................   (2,612)    (50,733)
                                                              -------    --------
         Total stockholders' equity (net capital
          deficiency).......................................    6,498     (24,706)
                                                              -------    --------
  Total liabilities and stockholders' equity (net capital
    deficiency).............................................  $ 8,074    $139,419
                                                              =======    ========

   The accompanying notes are an integral part of these financial statements.

                        COVAD COMMUNICATIONS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             (AMOUNTS IN 000'S, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1997          1998
                                                              ----------    ----------
Revenues....................................................  $       26    $    5,326
Operating expenses:
  Network and product costs.................................          54         4,562
  Sales, marketing, general and administrative..............       2,374        31,043
  Amortization of deferred compensation.....................         295         3,997
  Depreciation and amortization.............................          70         3,406
                                                              ----------    ----------
          Total operating expenses..........................       2,793        43,008
                                                              ----------    ----------
Income (loss) from operations...............................      (2,767)      (37,682)
Interest income (expense):
     Interest income........................................         167         4,778
     Interest expense.......................................         (12)      (15,217)
                                                              ----------    ----------
     Net interest income (expense)..........................         155       (10,439)
                                                              ----------    ----------
Net income (loss)...........................................  $   (2,612)   $  (48,121)
                                                              ==========    ==========
Net income (loss) per common share..........................  $    (0.53)   $    (5.62)
Weighted average shares used in computing net loss per
  share.....................................................   4,907,319     8,562,802

   The accompanying notes are an integral part of these financial statements.

                        COVAD COMMUNICATIONS GROUP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            (NET CAPITAL DEFICIENCY)
                    (AMOUNTS IN 000'S, EXCEPT SHARE AMOUNTS)

                               CONVERTIBLE
                             PREFERRED STOCK        COMMON STOCK       ADDITIONAL
                           -------------------   -------------------    PAID-IN       DEFERRED        ACCUMULATED
                             SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL     COMPENSATION        DEFICIT
                           ----------   ------   ----------   ------   ----------   ------------   -----------------
Initial issuance of
  common stock...........          --    $--     18,000,000    $18      $    32       $    --          $     --
Repurchase of common
stock....................          --     --     (3,615,444)    (4)          (6)           --                --
Issuance of common
  stock..................          --     --      2,657,250      3           65            --                --
Issuance of Series A
  Preferred Stock........     750,000      1             --     --          249            --                --
Issuance of Series B
  Preferred Stock (net of
  $43 of financing
  costs).................  17,000,001     17             --     --        8,440            --                --
Deferred compensation....          --     --             --     --          906          (906)               --
Amortization of deferred
  compensation...........          --     --             --     --           --           295                --
Net loss.................          --     --             --     --           --            --            (2,612)
                           ----------    ---     ----------    ---      -------       -------          --------
Balance at December 31,
  1997...................  17,750,001     18     17,041,806     17        9,686          (611)           (2,612)
Issuance of common
  stock..................          --     --        619,189      1          570            --                --
Issuance of Series B
  Preferred Stock........     100,002     --             --     --          100            --                --
Issuance of Series C
  Preferred Stock........     396,159     --             --     --        1,100            --                --
Issuance of common stock
  warrants as part of
  debt offering issuance
  costs..................          --     --             --     --        2,928            --                --
Issuance of common stock
  warrants pursuant to
  debt offering..........          --     --             --     --        8,221            --                --
Deferred compensation....          --     --             --     --        8,074        (8,074)               --
Amortization of deferred
  compensation...........          --     --             --     --           --         3,997                --
Net loss.................          --     --             --     --           --            --           (48,121)
                           ----------    ---     ----------    ---      -------       -------          --------
Balance at December 31,
  1998...................  18,246,162    $18     17,660,995    $18      $30,679       $(4,688)         $(50,733)
                           ==========    ===     ==========    ===      =======       =======          ========


                           TOTAL STOCKHOLDERS'
                           EQUITY (NET CAPITAL
                               DEFICIENCY)
                           -------------------
Initial issuance of
  common stock...........       $     50
Repurchase of common
stock....................            (10)
Issuance of common
  stock..................             68
Issuance of Series A
  Preferred Stock........            250
Issuance of Series B
  Preferred Stock (net of
  $43 of financing
  costs).................          8,457
Deferred compensation....             --
Amortization of deferred
  compensation...........            295
Net loss.................         (2,612)
                                --------
Balance at December 31,
  1997...................          6,498
Issuance of common
  stock..................            571
Issuance of Series B
  Preferred Stock........            100
Issuance of Series C
  Preferred Stock........          1,100
Issuance of common stock
  warrants as part of
  debt offering issuance
  costs..................          2,928
Issuance of common stock
  warrants pursuant to
  debt offering..........          8,221
Deferred compensation....             --
Amortization of deferred
  compensation...........          3,997
Net loss.................        (48,121)
                                --------
Balance at December 31,
  1998...................       $(24,706)
                                ========

   The accompanying notes are an integral part of these financial statements.

                        COVAD COMMUNICATIONS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (AMOUNTS IN 000'S)

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                1997          1998
                                                              ---------    ----------
OPERATING ACTIVITIES:
Net loss....................................................   $(2,612)     $(48,121)
Reconciliation of net loss to net cash used in operating
  activities:
  Depreciation and amortization.............................        70         3,406
  Amortization of deferred compensation.....................       295         3,997
  Accreted interest and amortization of debt discount and
     deferred debt issuance costs...........................        --        16,009
  Net changes in current assets and liabilities:
     Accounts receivable....................................       (25)       (1,908)
     Inventories............................................       (43)         (903)
     Other current assets...................................      (373)       (1,987)
     Accounts payable.......................................       651        14,324
     Unearned revenue.......................................         7           544
     Other current liabilities..............................       135         5,585
                                                               -------      --------
Net cash used in operating activities.......................    (1,895)       (9,054)
INVESTING ACTIVITIES:
Purchase of restricted cash.................................      (210)          (15)
Deposits....................................................       (31)         (306)
Other long-term assets......................................        --        (1,428)
Purchase of property and equipment..........................    (2,253)      (59,503)
                                                               -------      --------
Net cash used in investing activities.......................    (2,494)      (61,252)
FINANCING ACTIVITIES:
Net proceeds from issuance of long-term debt and warrants...        --       129,328
Principal payments under capital lease obligations..........       (48)         (238)
Proceeds from common stock issuance, net of repurchase......       108           571
Proceeds from preferred stock issuance......................     8,707         1,200
Offering costs related to common stock offering.............        --          (483)
                                                               -------      --------
Net cash provided by financing activities...................     8,767       130,378
                                                               -------      --------
Net increase in cash and cash equivalents...................     4,378        60,072
Cash and cash equivalents at beginning of year..............        --         4,378
                                                               -------      --------
Cash and cash equivalents at end of year....................   $ 4,378      $ 64,450
                                                               =======      ========
Supplemental disclosures of cash flow information:
     Cash paid during the year for interest.................   $     9      $     99
                                                               =======      ========
Supplemental schedule of non-cash investing and financing
  activities:
     Equipment purchased through capital leases.............   $   831      $     34
                                                               =======      ========
     Warrants issued for equity commitment..................        --      $  2,928
                                                               =======      ========

   The accompanying notes are an integral part of these financial statements.

                        COVAD COMMUNICATIONS GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF OPERATIONS

     Covad Communications Group, Inc (the "Company") is a high-speed Internet and network access provider offering Digital Subscriber Line ("DSL") services to Internet Service Provider ("ISP") and enterprise customers. ISPs purchase the Company's services in order to provide high-speed Internet access to their business and consumer end-users. Enterprise customers purchase the Company's services to provide employees with remote access to their Local Area Networks to improve employee productivity and reduce operating costs. The Company's services are provided over standard copper telephone lines at considerably faster speeds than available through a standard modem.

     The Company's operations are subject to significant risks and uncertainties including competitive, financial, developmental, operational, growth and expansion, technological, regulatory, and other risks associated with an emerging business.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A. Basis of Presentation

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates.

     The consolidated financial statements of the Company include the accounts of all of its wholly-owned subsidiaries. There were no intercompany accounts and transactions which required elimination.

     The accompanying statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1997 include $50,000 received during 1996 upon issuance of the initial capital stock of the Company and $2,000 expended in 1996 for general and administrative expenses. Due to the insignificance of balances at December 31, 1996 and activity for the period from inception through December 31, 1996, financial statements for 1996 have not been presented.

  B. Revenue Recognition

     Revenue related to installation of service and sale of customer premise equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided. Recognized revenue for which the customer has not been billed is recorded as unbilled revenue until the period such billings are provided. Amounts billed in advance of providing services are recorded as unearned revenue until the period such services are provided. For the year ended December 31, 1998, one customer accounted for approximately 17% of the Company's revenue. For the year ended December 31, 1998, no other customer accounted for more than 10% of the Company's revenue.

  C. Cash and Cash Equivalents

     All highly liquid investments with a maturity of three months or less from the date of original issuance are considered to be cash equivalents.

  D. Restricted Cash

     As of December 31, 1997 and December 31, 1998, the Company had $210,000 and $225,000, respectively, in commercial deposits held in the Company's name but restricted as security for certain of the Company's capital lease arrangements.

                        COVAD COMMUNICATIONS GROUP, INC.

  E. Inventories

     Inventories are stated at the lower of cost or market and consist primarily of customer premise equipment. Costs are based on the first-in first-out method.

  F. Property and Equipment

     Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Leasehold improvements.....................................  15 years or life of the lease
Electronic communication equipment.........................  2 to 5 years
Furniture and fixtures.....................................  3 to 7 years
Computer equipment.........................................  3 years
Office equipment...........................................  2 to 5 years
Computer software..........................................  2 to 7 years

     The Company capitalizes costs associated with the design, deployment and expansion of the Company's network including internally and externally developed software. Capitalized external software costs include the actual costs to purchase software from vendors. Capitalized internal software costs generally include personnel and related costs incurred in the enhancement and implementation of purchased software packages. Capitalized internal labor costs for the years ending December 31, 1997 and December 31, 1998 were $139,000 and $3,063,000, respectively. Capitalized interest cost for the year ending December 31, 1998 was $900,000.

  G. Equipment Under Capital Leases

     The Company leases certain of its equipment and other fixed assets under capital lease agreements. The assets and liabilities under capital leases are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the assets under lease, whichever is less. Assets under capital lease are amortized over the lease term or useful life of the assets.

  H. Income Taxes

     Due to the Company's overall loss position, there is no provision for income taxes for 1997 or 1998. The reconciliation of income tax computed at the US federal statutory rate to income tax expense is as follows:

                                                                  DECEMBER 31,
                                                            -------------------------
                                                              1997           1998
                                                            ---------    ------------
Federal at 34%, statutory.................................  $(757,000)   $(16,363,000)
Non deductible interest...................................         --         911,000
Losses with no current benefit............................    757,000      15,436,000
Other.....................................................         --          16,000
                                                            ---------    ------------
Provision.................................................  $      --    $         --
                                                            =========    ============

     As of December 31, 1998, the Company had federal and state net operating loss carryforwards of approximately $40,000,000. The net operating loss and credit carryforwards will expire at various dates beginning in 2005 through 2018, if not utilized.

     The utilization of the net operating loss is subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The

                        COVAD COMMUNICATIONS GROUP, INC.

annual limitation may result in the expiration of net operating losses and credits before utilization. Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

                                                                   DECEMBER 31,
                                                             ------------------------
                                                               1997          1998
                                                             ---------    -----------
Deferred tax assets:
Net operating loss carryforwards...........................  $ 820,000    $16,000,000
  Depreciation.............................................         --      1,000,000
  Other....................................................         --      1,500,000
                                                             ---------    -----------
  Net deferred tax assets..................................    820,000     18,500,000
Valuation allowance........................................   (820,000)   (18,500,000)
                                                             ---------    -----------
Net deferred tax assets....................................         --             --
                                                             =========    ===========

     The net valuation allowance increased by $17,680,000 during the year ended December 31, 1998.

  I. Fair Value of Financial Instruments

     Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," as amended by SFAS No. 119, "Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available for identical or comparable financial instruments, fair values are based on estimates using the present value of estimated cash flows or other valuation techniques. The resulting fair values can be significantly affected by the assumptions used, including the discount rate and estimates as to the amounts and timing of future cash flows.

     The following methods and assumptions were used to estimate the fair value for financial instruments:

     Cash and cash equivalents. The carrying amount approximates fair value.

     Borrowings. The fair values of borrowings, including long-term debt, capital lease obligations and other obligations, were estimated based on quoted market prices, where available, or by discounting the future cash flows using estimated borrowing rates at which similar types of borrowing arrangements with the same remaining maturities could be obtained by the Company. For all borrowings outstanding at December 31, 1997 and December 31, 1998, fair value approximates recorded value.

  J. Earnings (Loss) Per Share

     Basic earnings per share is computed by dividing income or loss applicable to common shareholders by the weighted average number of shares of the Company's common stock ("Common Stock"), after giving consideration to shares subject to repurchase, outstanding during the period.

     Diluted earnings per share is determined in the same manner as basic earnings per share except that the number of shares is increased assuming exercise of dilutive stock options and warrants using the treasury stock method and conversion of the Company's convertible preferred stock ("Preferred Stock"). In addition, income or loss is adjusted for dividends and other transactions relating to preferred shares for which conversion is assumed. The diluted earnings per share amount has not been reported because the Company has a net loss and the impact of the assumed exercise of the stock options and warrants and the assumed preferred stock conversion is not dilutive.

                        COVAD COMMUNICATIONS GROUP, INC.

     Under the Company's Certificate of Incorporation, all outstanding Preferred Stock converted into Common Stock on a one-for-one basis upon the completion of the Company's initial public offering of Common Stock on January 27, 1999 (see note 9).

     The consolidated financial statements applicable to the prior periods have been restated to reflect a two-for-one stock split effective May 1998, a three-for-two stock split effective August 1998 and a three-for-two split of the Company's Common Stock effective May 1999.

     The following table presents the calculation of basic and diluted net income (loss) per share (in thousands, except share and per share amounts):

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1997           1998
                                                            -----------    -----------
Net income (loss).........................................  $    (2,612)   $   (48,121)
Basic and diluted:
  Weighted average shares of common stock outstanding.....   16,531,903     17,257,960
  Less: Weighted average shares subject to repurchase.....   11,624,584      8,695,158
                                                            -----------    -----------
Weighted average shares used in computing basic and
  diluted net income (loss) per share.....................    4,907,319      8,562,802
                                                            ===========    ===========
Basic and diluted net income (loss) per share.............  $     (0.53)   $     (5.62)
                                                            ===========    ===========

  K. Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company's cash and investment policies limit investments to short-term, investment grade instruments. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base. In addition, the Company typically offers its customers credit terms. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral.

  L. Key Suppliers

     The Company is dependant on limited source suppliers for certain equipment used to provide its services. The Company has generally been able to obtain an adequate supply of equipment. In addition, the Company believes that there are alternative suppliers for the equipment used to provide its service. However, an extended interruption in the supply of equipment currently obtained from limited source suppliers could adversely affect the Company's business and results of operations.

  M. Accounts Receivable Allowance:

     The Company established a reserve for uncollectible accounts receivable in the amount of $220,000 at December 31, 1998. No significant charges were made against this reserve as of December 31, 1998.

  N. Recently Issued Accounting Pronouncements:

     In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for the way that public business enterprises report information about operating segments in quarterly and annual financial statements. SFAS 131 changes segment reporting from an industry segment basis to an operating segment basis defined based on how the business is managed. The Company operates in only one

                        COVAD COMMUNICATIONS GROUP, INC.

segment, high-speed digital communications services, and hence, separate segment reporting is not applicable.

2. DEBT

     On March 11, 1998, the Company completed a private placement (the "1998 Private Offering") through the issuance of 260,000 units (the "Units"), each unit consisting of $1,000 in principal amount at maturity of 13 1/2% Senior Discount Notes due 2008 (the "Notes") and one warrant, initially exercisable to purchase 29.1564 shares of common stock, $0.001 par value, of the Company (the "Unit Warrants"). Net proceeds from the 1998 Private Offering were approximately $129.3 million, after transaction costs of approximately $5.8 million.

     The principal amount of the Notes will accrete from the date of issuance at the rate of 13 1/2% per annum through March 15, 2003, compounded semi-annually, and thereafter bear interest at the rate of 13 1/2% per annum, payable semi-annually, in arrears on March 15 and September 15 of each year, commencing on September 15, 2003. The Notes are unsecured senior obligations of the Company that will mature on March 15, 2008. The Notes will be redeemable at the option of the Company at any time after March 15, 2003 plus accrued and unpaid interest thereon, if any, to the redemption date.

     The Notes were originally recorded at approximately $126.9 million, which represents the $135.1 million in gross proceeds less the approximate $8.2 million value assigned to the Unit Warrants, which is included in additional paid-in capital. The value assigned to the Unit Warrants, representing debt discount, is being amortized over the life of the Notes. Debt issuance costs were incurred through the issuance of additional warrants associated with the commitment of equity by certain investors. The debt issuance costs are also being amortized over the life of the Notes. For the year ended December 31, 1998, the accretion of the Notes and the amortization of debt discount and debt issuance costs was $16 million, of which $15.1 million is included in interest expense and $900,000 is capitalized in property, plant and equipment.

     The Unit Warrants have ten year terms, have exercise prices of $0.0022 per share (subject to adjustment in certain events), contain net exercise provisions and are currently exercisable.

3. CAPITAL LEASES

     The Company has entered into capital lease arrangements to finance the acquisition of certain operating assets, two of which have bargain purchase options. The principal value of these leases totaled $831,000 and $865,000 as of December 31, 1997 and December 31, 1998, respectively, and was equivalent to the fair value of the assets leased.

     Future minimum lease payments under capital leases are as follows:

                  YEAR ENDING DECEMBER 31,
                  ------------------------
1999........................................................    335,000
  2000......................................................    294,000
  2001......................................................     44,000
  2002......................................................      4,000
  2003......................................................         --
Thereafter..................................................         --
                                                              ---------
                                                                677,000
Less amount representing interest...........................    (98,000)
Less current portion........................................   (263,000)
                                                              ---------
Total long-term portion.....................................  $ 316,000
                                                              =========

                        COVAD COMMUNICATIONS GROUP, INC.

     Accumulated amortization for equipment under capital leases is reflected in accumulated depreciation and amortization for property and equipment.

4. OPERATING LEASES

     The Company leases vehicles, equipment, and office space under various operating leases. Future minimum lease payments by year under operating leases are as follows:

                  YEAR ENDING DECEMBER 31,
                  ------------------------
1999........................................................   2,656,000
  2000......................................................   2,105,000
  2001......................................................   2,159,000
  2002......................................................   1,436,000
  2003......................................................     506,000
  Thereafter................................................     351,000
                                                              ----------
          Total.............................................  $9,213,000
                                                              ==========

     Rental expense on operating leases totaled $131,000 and $1,507,000 for the year ended December 31, 1997 and December 31, 1998, respectively.

5. STOCKHOLDERS' EQUITY

COVAD COMMUNICATIONS GROUP, INC.

  Common Stock:

     The number of shares of Common Stock authorized for issuance by the Company is 65,000,000 shares with a par value of $.001 per share. Shares of Common Stock outstanding at December 31, 1997 and December 31, 1998, were 17,041,806 and 17,660,995 shares, respectively, of which 10,549,660 and 7,159,624 shares, respectively, remain subject to repurchase provisions which generally lapse over a four year period from the date of issuance.

     Common Stock reserved for future issuance as of December 31, 1998 is as follows:

Convertible preferred stock.................................  27,369,243
Outstanding and reserved options............................  22,960,264
Outstanding warrants........................................  10,483,146
                                                              ----------
          Total.............................................  60,812,653
                                                              ==========

                        COVAD COMMUNICATIONS GROUP, INC.

  Convertible Preferred Stock:

     Convertible preferred stock consists of the following:

                                                              DECEMBER 31,
                                                              ------------
                                                              1997    1998
                                                              ----    ----
Authorized shares -- 30,000,000
Series A preferred stock ($0.001 par value):
  Authorized shares -- 750,000
  Issued and outstanding shares -- 750,000 at December 31,
     1997 and December 31, 1998.............................  $ 1     $ 1
Series B preferred stock ($0.001 par value):
Authorized shares -- 17,100,003
  Issued and outstanding shares -- 17,000,001 at December
     31, 1997 and 17,100,003 at December 31, 1998...........   17      17
Series C preferred stock ($0.001 par value):
  Authorized shares -- 11,149,287
  Issued and outstanding shares -- None at December 31, 1997
     and 396,159 at December 31, 1998.......................   --      --
                                                              ---     ---
                                                              $18     $18
                                                              ===     ===

     In January 1999, all of the outstanding convertible Preferred Stock converted into Common Stock (see Note 9).

  Equity Commitment

     On February 20, 1998, the Company entered into a Series C Preferred Stock and Warrant Subscription Agreement (the "Subscription Agreement") with certain of its investors (the "Series C Investors") pursuant to which the Series C Investors have unconditionally agreed to purchase an aggregate of 5,764,143 shares of Series C Preferred Stock and warrants to purchase an aggregate of 4,729,500 shares of Series C Preferred Stock (the "Series C Warrants") for an aggregate purchase price of $16.0 million at a date to be determined by the Company but no later than March 11, 1999. The Company either has agreed to call the Equity Commitment or to complete an alternate equity financing of at least $16.0 million by March 11, 1999. In consideration of this commitment, the Company has issued to the Series C Investors warrants to purchase an aggregate of 2,541,222 shares of the Company's Common Stock at a purchase price of $0.0022 per share (the "Common Warrants"). In January 1999, the Company completed an alternative equity financing and, as a result, the Equity Commitment will not be called (see Note 9).

     On April 24, 1998, the Subscription Agreement was amended pursuant to an Assignment and Assumption Agreement between the Company, the Series C Investors, and a director of the Company whereby the Series C Investors assigned to the director of the Company their obligation to purchase 36,015 shares of Series C Preferred Stock and 29,559 Series C Warrants for an aggregate purchase price of $100,000. On the same date, the director purchased 36,015 shares of Series C Preferred Stock. As a result of this amendment, the aggregate obligation of the Series C Investors to purchase Series C Preferred Stock and Series C Warrants was reduced from 5,764,143 shares to 5,728,128 shares, and from 4,729,500 shares to 4,699,941 shares, respectively, for an aggregate purchase price of $15.9 million, reduced from $16.0 million.

                        COVAD COMMUNICATIONS GROUP, INC.

  The Stock Purchase

     On March 11, 1998, an investor in the Company purchased 360,144 shares of Series C Preferred Stock and Series C Warrants to purchase an aggregate of 295,500 shares of Series C Preferred Stock for an aggregate purchase price of $1.0 million; provided, that the Company does not have any obligation to issue such Series C Warrants to this investor until such time as the Equity Commitment is called. In connection with its agreement to purchase such Series C Preferred Stock and Series C Warrants, the Company issued to this investor Common Warrants to purchase an aggregate of 158,778 shares of Common Stock at a purchase price of $0.0022 per share.

  Preferred Stock Dividends

     The holders of Series A, Series B and Series C were entitled to receive in any fiscal year, dividends at the rate of $0.0167 per share, $0.04 per share and $0.2233 per share, respectively, payable in preference and priority to any payment of dividends on Common Stock. The rights to such dividends were cumulative and accrue to the holders to the extent they were not declared or paid and were payable, in cash or Common Stock, only in the event of a liquidation, dissolution or winding up of the Company, or other liquidity event (as defined in the Certificate of Incorporation). The cumulative dividends at December 31, 1997 and December 31, 1998 for Preferred Stock were $318,250 and $1,084,740, respectively, none of which has been declared or paid.

6. STOCK OPTIONS

     In 1997, the Company adopted the Covad Communications Group, Inc. 1997 Stock Plan (the "Plan"). The Plan provides for the grant of stock purchase rights and options to purchase shares of Common Stock to employees and consultants from time to time as determined by the Board of Directors. The options expire from two to eight years after the date of grant. As of December 31, 1998 the Plan has reserved 23,280,513 shares of the Company's Common Stock for sale and issuance under the Plan at prices to be determined by the Board of Directors.

     The following is a summary of the status of stock options outstanding at December 31, 1998:

                                                   OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                       -------------------------------------------   --------------------------
                                                      WEIGHTED-       WEIGHTED-                    WEIGHTED-
                                        NUMBER OF    AVERAGE LIFE      AVERAGE       NUMBER OF      AVERAGE
        EXERCISE PRICE RANGE             SHARES       REMAINING     EXERCISE PRICE    SHARES     EXERCISE PRICE
        --------------------           -----------   ------------   --------------   ---------   --------------
$0.022 - $0.445......................   9,754,542     6.4 years        $0.1783       2,663,751      $0.1115
$0.667 - $1.085......................   4,173,748     7.5 years        $0.7692          70,305      $1.0847
$3.83................................   2,158,203     7.6 years        $3.8333           6,558      $3.8333
$4.92 - $5.29........................   1,967,941     7.7 years        $5.1827          12,099      $5.1155
$5.44................................     293,252     7.9 years        $5.4400             750      $5.4400

                        COVAD COMMUNICATIONS GROUP, INC.

     The following table summarizes stock option activity for the year ended December 31, 1997 and December 31, 1998:

                                                      NUMBER OF SHARES     OPTION PRICE
                                                      OF COMMON STOCK        PER SHARE
                                                      ----------------    ---------------
Balance as of December 31, 1996.....................             --             N/A
Granted.............................................      5,765,625       $0.022 - $0.033
  Exercised.........................................         (9,000)      $0.022
  Forfeited.........................................        (49,500)      $0.022 - $0.033
                                                         ----------       ---------------
Balance as of December 31, 1997.....................      5,707,125       $0.022 - $0.033
  Granted...........................................     14,038,467       $0.067 - $5.44
  Exercised.........................................       (311,248)      $0.022 - $0.445
  Forfeited.........................................     (1,086,658)      $0.022 - $5.29
                                                         ----------       ---------------
Balance as of December 31, 1998.....................     18,347,686       $0.022 - $5.44
                                                         ==========       ===============

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations in accounting for its employee stock options and the disclosure only provisions of SFAS No. 123, "Accounting and Disclosure of Stock-Based Compensation," ("SFAS 123"). Under APB 25, compensation expense is recognized based on the amount by which the fair value of the underlying common stock exceeds the exercise price of stock options at the date of grant. During the year ended December 31, 1997, the Company recorded deferred compensation of $906,000 as a result of granting stock options and issuing restricted stock with exercise or issue prices per share below the revised fair value per share of the Company's common stock at the date of grant or issuance. This amount was recorded as a reduction of stockholders' equity and is being amortized as a charge to operations over the vesting period of the applicable options using a graded vesting method. Such amortization was $295,000 for the year ended December 31, 1997. During the year ended December 31, 1998, the Company recorded additional deferred compensation of approximately $8.1 million. Amortization of deferred compensation during this same period was approximately $4.0 million.

  Stock-Based Compensation

     Pro forma information regarding results of operations and loss per share is required by SFAS 123 as if the Company had accounted for its stock-based awards under the fair value method of SFAS 123. The fair value of the Company's stock-based awards to employees has been estimated using the minimum value option pricing model which does not consider stock price volatility. Because the Company does not have actively traded equity securities, volatility is not considered in determining the fair value of stock-based awards to employees.

     For the year ended December 31, 1997 and December 31, 1998, the fair value of the Company's stock-based awards to employees was estimated using the following weighted average assumptions:

                                                              1997    1998
                                                              ----    ----
Expected life of options in years...........................  4.0        4.0
Risk-free interest rate.....................................  7.0 %      7.0%
Expected dividend yield.....................................  0.00%      0.00%

                        COVAD COMMUNICATIONS GROUP, INC.

     The weighted average fair value of stock options granted during the years ended December 31, 1997 and December 31, 1998 was $0.17 and $1.37 per share, respectively. For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period which would result in an increase in net loss of approximately $12,000 and $1.7 million for the years ended December 31, 1997 and 1998, respectively. The result of applying SFAS 123 to the Company's option grants was not material to the results of operations or loss per share for the year ended December 31, 1997 and would have increased the net loss per share by $0.20 per share for the year ended December 31, 1998.

7. RELATED PARTY TRANSACTIONS

     The Company purchases equipment from a supplier which is partially owned by an investor in the Company. Purchases from this supplier totaled $85,000 and $5.8 million for the years ending December 31, 1997 and December 31, 1998, respectively.

8. LEGAL PROCEEDINGS

     The Company is engaged in a variety of negotiations, arbitrations and regulatory and court proceedings with incumbent local exchange carriers ("ILECs"). These negotiations, arbitrations and proceedings concern the ILECs' denial of physical collocation space to the Company in certain central offices, the cost and delivery of collocation spaces, the delivery of transmission facilities and telephone lines, billing issues, alleged patent infringements and other operational issues. Failure to resolve any of these matters without undue delay or expense could have a material adverse effect on the Company's business, prospects, operating results and financial condition. The Company is not currently engaged in any other legal proceedings that it believes could have a material adverse effect on the Company's business, prospects, operating results and financial condition. The Company is, however, subject to state commission, FCC and court decisions as they relate to the interpretation and implementation of the Telecommunications Act of 1996, the interpretation of competitive local exchange carrier interconnection agreements in general and the Company's interconnection agreements in particular. In some cases, the Company may be deemed to be bound by the results of ongoing proceedings of these bodies or the legal outcomes of other contested interconnection agreements that are similar to the Company's agreements. The results of any of these proceedings could have a material adverse effect on the Company's business, prospects, operating results and financial condition.

9. SUBSEQUENT EVENTS

     In January 1999, the Company entered into strategic relationships with AT&T Corp. ("AT&T"), NEXTLINK Communications, Inc. ("NEXTLINK") and Qwest Communications Corporation ("QCC"). As part of these strategic relationships, the Company received equity investments of $25 million from AT&T's venture capital arm and two affiliated funds, $20 million from NEXTLINK and $15 million from QCC's wholly owned subsidiary, U.S. Telesource, Inc. (as used herein, "Qwest" refers to QCC or its subsidiary, as applicable). The Company intends to record intangible assets of $28.7 million associated with these transactions. Furthermore, AT&T, NEXTLINK and Qwest each entered into commercial agreements with the Company providing for the purchase, marketing and resale of the Company's services, the purchase by the Company of fiber optic transport bandwidth, and collocation of network equipment. In addition, the equity investments by AT&T, NEXTLINK and Qwest satisfied the conditions of an alternate equity financing and thus the Equity Commitment will not be called.

     On January 27, 1999, the Company completed the Initial Public Offering ("IPO") of 13,455,000 split-adjusted shares of Common Stock at a split-adjusted initial public offering price of $12.00 per share. Net proceeds to the Company from the IPO were $150.2 million after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. As a result of the IPO, all

                        COVAD COMMUNICATIONS GROUP, INC.

shares of Preferred Stock, including shares issued in the above-mentioned strategic transactions, were converted into Common Stock, all cumulative but unpaid dividends on Series A and Series B were paid in Common Stock and the Common Warrants were exercised.

     On February 11, 1999 the Company issued 12 1/2% Senior Notes due February 15, 2009 through a private placement. Interest is due and payable in cash on February 15 and August 15 of each year, beginning on August 15, 1999. Net proceeds to the Company were approximately $205.1 million after discounts, commissions and other transaction costs of approximately $9.9 million. Approximately $74.1 million of the net proceeds will be used to purchase pledged securities representing sufficient funds to pay the first six scheduled interest payments on the notes.

                        COVAD COMMUNICATIONS GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS
             (AMOUNTS IN 000'S, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)
                                     ASSETS

                                                              JUNE 30, 1999
                                                              -------------
CURRENT ASSETS:
Cash and cash equivalents...................................    $ 257,471
Accounts receivable, net....................................        6,637
Short term investments......................................       45,638
Unbilled revenue............................................        2,334
Inventories.................................................        9,470
Prepaid expenses............................................        4,310
Other current assets........................................        2,218
                                                                ---------
  Total current assets......................................      328,078
PROPERTY AND EQUIPMENT:
Networks and communication equipment........................      143,184
Computer equipment..........................................        9,639
Furniture and fixtures......................................        1,469
Leasehold improvements......................................        2,077
                                                                ---------
                                                                  156,369
Less accumulated depreciation and amortization..............      (12,807)
                                                                ---------
  Net property and equipment................................      143,562
OTHER ASSETS:
Restricted investments......................................       75,631
Deposits....................................................          628
Deferred debt issuance costs (net)..........................       12,989
Deferred charge (net).......................................       24,713
Other long term assets......................................        8,215
                                                                ---------
  Total other assets........................................      122,176
                                                                ---------
  Total assets..............................................    $ 593,816
                                                                =========
                   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable............................................    $  31,900
Unearned revenue............................................        1,702
Accrued network costs.......................................        4,797
Other accrued liabilities...................................       19,557
Current portion of capital lease obligations................          284
                                                                ---------
  Total current liabilities.................................       58,240
Long-term debt (net of discount)............................      363,406
Long-term capital lease obligations.........................          166
                                                                ---------
  Total liabilities.........................................      421,812
STOCKHOLDERS' EQUITY:
Preferred stock ($0.001 par value):
  Authorized shares -- 5,000,000............................
  Issued and outstanding shares -- none.....................           --
Common stock ($0.001 par value):
  Authorized shares -- 190,000,000..........................
  Issued and outstanding shares -- 71,136,940...............           72
Common stock -- Class B ($0.001 par value):
  Authorized shares -- 10,000,000...........................
  Issued and outstanding shares -- 6,379,177................            6
Additional paid-in capital..................................      271,325
Deferred compensation.......................................       (3,548)
Accumulated other comprehensive income......................       25,638
Accumulated deficit.........................................     (121,489)
                                                                ---------
  Total stockholders' equity................................      172,004
                                                                ---------
  Total liabilities and stockholders' equity................    $ 593,816
                                                                =========

   The accompanying notes are an integral part of these financial statements.

                        COVAD COMMUNICATIONS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             (AMOUNTS IN 000'S, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                   THREE MONTHS ENDED          SIX MONTHS ENDED
                                                        JUNE 30,                   JUNE 30,
                                                ------------------------   ------------------------
                                                   1998         1999          1998         1999
                                                ----------   -----------   ----------   -----------
Revenues......................................  $      809   $    10,833   $      995   $    16,429
Operating expenses:
  Network and product costs...................         758        10,565          961        15,525
  Sales, marketing, general and
     administrative...........................       4,606        24,976        6,550        43,089
  Amortization of deferred compensation.......         631         1,234          858         2,887
  Depreciation and amortization...............         446         8,671          610        13,318
                                                ----------   -----------   ----------   -----------
          Total operating expenses............       6,441        45,446        8,979        74,819
                                                ----------   -----------   ----------   -----------
Income (loss) from operations.................      (5,632)      (34,613)      (7,984)      (58,390)
Interest income (expense):
  Interest income.............................       1,712         4,585        2,147         8,094
  Interest expense............................      (5,003)      (11,824)      (5,867)      (20,460)
                                                ----------   -----------   ----------   -----------
  Net interest income (expense)...............      (3,291)       (7,239)      (3,720)      (12,366)
                                                ----------   -----------   ----------   -----------
Net income (loss).............................      (8,923)      (41,852)     (11,704)      (70,756)
                                                ----------   -----------   ----------   -----------
Preferred dividends...........................          --            --           --        (1,146)
                                                ----------   -----------   ----------   -----------
Net income (loss) available to common
  stockholders................................  $   (8,923)  $   (41,852)  $  (11,704)  $   (71,902)
                                                ==========   ===========   ==========   ===========
Basic and diluted net income (loss) per common
  share.......................................  $    (1.11)  $     (0.61)  $    (1.54)  $     (1.18)
                                                ==========   ===========   ==========   ===========
Weighted average shares used in computing
  basic and diluted net loss per share........   8,050,771    68,157,273    7,584,501    60,930,856
                                                ==========   ===========   ==========   ===========

   The accompanying notes are an integral part of these financial statements.

                        COVAD COMMUNICATIONS GROUP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            (NET CAPITAL DEFICIENCY)
             (AMOUNTS IN 000'S, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                        CONVERTIBLE                                                            ACCUMULATED
                                      PREFERRED STOCK          COMMON STOCK       ADDITIONAL                      OTHER
                                    --------------------   --------------------    PAID-IN       DEFERRED     COMPREHENSIVE
                                      SHARES      AMOUNT     SHARES      AMOUNT    CAPITAL     COMPENSATION      INCOME
                                    -----------   ------   -----------   ------   ----------   ------------   -------------
Balance at December 31, 1998......   18,246,162    $ 18     17,660,995    $18      $ 30,679      $ (4,688)      $     --
Issuance of common stock (net of
$11,926 of financing costs).......           --      --     16,010,701     16       150,296            --             --
Issuance of series C1 and D1
  preferred stock.................    6,379,177       6             --     --        59,994            --             --
Deferred charge related to
  issuance of series C1 and D1
  preferred stock.................           --      --             --     --        28,700            --             --
Issuance of common stock upon
  exercise of common warrants.....           --      --     10,006,943     11            (5)           --             --
Conversion of Series A, series B,
  and series C preferred stock....  (18,246,162)    (18)    27,369,243     27            (9)           --             --
Conversion of series C1 and D1
  preferred stock.................   (6,379,177)     (6)     6,379,177      6            --            --             --
Preferred dividend................           --      --         89,058     --           (77)           --             --
Deferred compensation.............           --      --             --     --         1,747        (1,747)            --
Amortization of deferred
  compensation....................           --      --             --     --            --         2,887             --
Unrealized gains on investments...           --      --             --     --            --            --         25,638
Net loss..........................           --      --             --     --            --            --             --
                                    -----------    ----    -----------    ---      --------      --------       --------
Balance at June 30, 1999..........           --    $ --     77,516,117    $78      $271,325      $ (3,548)      $ 25,638
                                    ===========    ====    ===========    ===      ========      ========       ========

                                                      TOTAL
                                                  STOCKHOLDERS'
                                                   EQUITY (NET
                                    ACCUMULATED      CAPITAL
                                      DEFICIT      DEFICIENCY)
                                    -----------   -------------
Balance at December 31, 1998......   $ (50,733)     $(24,706)
Issuance of common stock (net of
$11,926 of financing costs).......          --       150,312
Issuance of series C1 and D1
  preferred stock.................          --        60,000
Deferred charge related to
  issuance of series C1 and D1
  preferred stock.................          --        28,700
Issuance of common stock upon
  exercise of common warrants.....          --             6
Conversion of Series A, series B,
  and series C preferred stock....          --            --
Conversion of series C1 and D1
  preferred stock.................          --            --
Preferred dividend................          --           (77)
Deferred compensation.............          --            --
Amortization of deferred
  compensation....................          --         2,887
Unrealized gains on investments...          --        25,638
Net loss..........................     (70,756)      (70,756)
                                     ---------      --------
Balance at June 30, 1999..........   $(121,489)     $172,004
                                     =========      ========

                        COVAD COMMUNICATIONS GROUP, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (AMOUNTS IN 000'S)
                                  (UNAUDITED)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              ---------------------
                                                                1998        1999
                                                              --------    ---------
Net cash used in operating activities.......................  $   (877)   $ (27,721)
INVESTING ACTIVITIES:
Purchase of restricted investments..........................        --      (74,103)
Purchase of investments.....................................        --      (20,000)
Deposits....................................................       (13)        (291)
Other long-term assets......................................        --       (6,304)
Purchase of property and equipment..........................   (12,367)     (93,748)
                                                              --------    ---------
Net cash used in investing activities.......................   (12,380)    (194,446)
FINANCING ACTIVITIES:
Net proceeds from issuance of long-term debt and warrants...   129,622           --
Net proceeds from issuance of long-term debt................        --      205,076
Principal payments under capital lease obligations..........      (122)        (129)
Proceeds from common stock issuance, net of offering
  costs.....................................................        64      150,318
Proceeds from preferred stock issuance......................     1,200       60,000
Preferred dividends.........................................        --          (77)
Net cash provided by financing activities...................   130,764      415,188
                                                              --------    ---------
Net increase in cash and cash equivalents...................   117,507      193,021
Cash and cash equivalents at beginning of period............     4,378       64,450
Cash and cash equivalents at end of period..................  $121,885    $ 257,471
                                                              ========    =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid...............................................  $     48    $      43
                                                              ========    =========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
Equipment purchased through capital leases..................  $     34    $      --
                                                              ========    =========
Warrants issued for equity commitment.......................  $  2,928    $      --
                                                              ========    =========
Common stock issued for preferred dividends.................  $     --    $   1,069
                                                              ========    =========

   The accompanying notes are an integral part of these financial statements.

                        COVAD COMMUNICATIONS GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A. Basis of Presentation

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates. The consolidated financial statements of the Company include the accounts of all of its wholly-owned subsidiaries. There were no intercompany accounts and transactions which required elimination.

     The financial statements at June 30, 1999 and for the three and six month periods ended June 30, 1998 and 1999 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of financial position and operating results. Operating results for the three and six month periods ended June 30, 1998 and 1999 are not necessarily indicative of results that may be expected for any future periods.

     The information included in this report should be read in conjunction with the Company's audited consolidated financial statements and notes thereto included in the Company's 1998 Annual Report on Form 10-K.

  B. Earnings (Loss) Per Share

     Basic earnings per share is computed by dividing income or loss applicable to common shareholders by the weighted average number of shares of the Company's common stock ("Common Stock"), after giving consideration to shares subject to repurchase, outstanding during the period.

     Diluted earnings per share is determined in the same manner as basic earnings per share except that the number of shares is increased assuming exercise of dilutive stock options and warrants using the treasury stock method and conversion of the Company's convertible preferred stock ("Preferred Stock"). In addition, income or loss is adjusted for dividends and other transactions relating to preferred shares for which conversion is assumed. The diluted earnings per share amount has not been reported because the Company has a net loss and the impact of the assumed exercise of the stock options and warrants and the assumed preferred stock conversion is not dilutive.

     Under the Company's Certificate of Incorporation, all outstanding Preferred Stock converted into Common Stock on a one-for-one basis upon the completion of the Company's initial public offering of Common Stock (see note 5).

     The consolidated financial statements have been restated to reflect a two-for-one stock split effective May 1998, a three-for-two stock split effective August 1998, and a three-for-two stock split effective May 1999.

     The following table presents the calculation of basic and diluted net income (loss) per share (in thousands, except share and per share amounts):

                        COVAD COMMUNICATIONS GROUP, INC.

                                  (UNAUDITED)

                                                 THREE MONTHS ENDED           SIX MONTHS ENDED
                                                      JUNE 30,                    JUNE 30,
                                              -------------------------   -------------------------
                                                 1998          1999          1998          1999
                                              -----------   -----------   -----------   -----------
Net loss....................................  $    (8,923)  $   (41,852)  $   (11,704)  $   (70,756)
Preferred dividends.........................           --            --            --        (1,146)
                                              -----------   -----------   -----------   -----------
Net loss available to common stockholders...  $    (8,923)  $   (41,852)  $   (11,704)  $   (71,902)
Basic and diluted:
  Weighted average shares of common stock
     outstanding............................   17,202,646    73,808,148    17,196,137    67,032,023
  Less: Weighted average shares subject to
     repurchase.............................    9,151,875     5,650,875     9,611,636     6,101,167
Weighted average shares used in computing
  basic and diluted net income (loss) per
  share.....................................    8,050,771    68,157,273     7,584,501    60,930,856
                                              ===========   ===========   ===========   ===========
Basic and diluted net income (loss) per
  share.....................................  $     (1.11)  $     (0.61)  $     (1.54)  $     (1.18)
                                              ===========   ===========   ===========   ===========

2. COMPREHENSIVE INCOME

     Comprehensive income for the three and six months ended June 30, 1998 and 1999 was as follows (in thousands):

                                                        THREE MONTHS ENDED     SIX MONTHS ENDED
                                                             JUNE 30,              JUNE 30,
                                                        -------------------   -------------------
                                                          1998       1999       1998       1999
                                                        --------   --------   --------   --------
Net loss..............................................  $ (8,923)  $(41,852)  $(11,704)  $(70,756)
Unrealized holding gains (losses).....................        --     25,638         --     25,638
                                                        --------   --------   --------   --------
Comprehensive income..................................  $ (8,923)  $(16,214)  $(11,704)  $(45,118)
                                                        ========   ========   ========   ========

3. SHORT-TERM INVESTMENTS

     Short-term investments at June 30, 1999 consisted of the following (in thousands):

Equity position in WebMD, Inc...............................  $15,000
Equity position in Efficient Networks, Inc..................    5,000
Unrealized holding gains....................................   25,638
                                                              -------
                                                              $45,638
                                                              =======

     The cost of these investments is reflected on the consolidated balance sheet along with their related unrealized holding gain or loss in order to approximate fair market value.

4. DEBT

     On February 18, 1999, the Company completed a private placement (the "1999 Notes") of $215 million aggregate principal amount of the Company's 12 1/2% senior notes due 2009. The 1999 Notes are unsecured senior obligations of the Company maturing on February 15, 2009 and are redeemable at the option of the Company any time after February 14, 2004 at stated redemption prices plus accrued and unpaid interest thereon.

     Net proceeds from the 1999 Notes were approximately $205.1 million, after discounts, commissions and other transaction costs of approximately $9.9 million. The discount and debt issuance costs are being

                        COVAD COMMUNICATIONS GROUP, INC.

                                  (UNAUDITED)

amortized over the life of the 1999 Notes. For the six months ended June 30, 1999 the amortization of debt discount and debt issuance costs was $166,000 and $190,000, respectively.

     Concurrently with the closing of the offering, approximately $74.1 million of the net proceeds was used to purchase government securities representing sufficient funds to pay the first six scheduled interest payments on the 1999 Notes. This reserve, along with earned interest, is recorded as restricted investments on the accompanying balance sheet.

     On June 1, 1999, the Company completed an offer to exchange all outstanding 12 1/2% Senior Notes due February 15, 2009 for 12 1/2% Senior Notes due February 15, 2009, which have been registered under the Securities Act of 1933.

5. STOCKHOLDERS' EQUITY

COVAD COMMUNICATIONS GROUP, INC.

  Strategic Investment:

     In January 1999, the Company entered into strategic relationships with AT&T Corp. ("AT&T"), NEXTLINK Communications, Inc. ("NEXTLINK") and Qwest Communications Corporation ("Qwest"). As part of these strategic relationships, the Company received equity investments totaling approximately $60 million. The Company recorded intangible assets of $28.7 million associated with these transactions which will be amortized over periods of three to six years.

  Initial Public Offering:

     On January 27, 1999, the Company completed an initial public offering of 13,455,000 shares of the Company's Common Stock at a price of $12.00 per share. Net proceeds to the Company were $150.2 million after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. As a result of the offering, 27,369,243 shares of Common Stock and 6,379,177 shares of Class B Common Stock (which are convertible into 9,568,765 shares of Common Stock) were issued upon the conversion of Preferred Stock, 89,058 shares of Common Stock were issued for cumulative but unpaid dividends on series A and series B Preferred Stock and 2,699,626 shares of Common Stock were issued upon the exercise of common warrants.

  Secondary Offering:

     On June 23, 1999, the Company completed a public offering of 8,625,000 shares of Common Stock sold by certain stockholders of the Company. The Company did not sell any shares in this offering. Accordingly, there were no net proceeds to the Company from this offering. The Company incurred estimated offering expenses of $680,000.

          Description of Inside Front Cover Page of Covad Prospectus:



     The graphic on the inside front cover page depicts a map of the United States with blue dots showing the locations of the metropolitan statistical areas in which Covad currently offers service (Phase I Deployment) and red dots showing the locations of the metropolitan statistical areas in which Covad plans to offer service (Phase II Expansion). Above the map is the Covad logo and the statement, "The Internet as it should be." Below the map is a label which reads "The Covad National Broadband Network" followed by a statement saying "Covad estimates that by the end of 2000, its network will pass over 40% of all homes and over 45% of all businesses in the United States."


           Description of Inside Back Cover Page of Covad Prospectus:



     At the top of the inside back cover page, there are two photographs of screen shots of Covad's national television commercial showing a humorous depiction of a yoga instructor losing patience waiting for his computer to connect to the internet. The graphic at the bottom of the inside back cover page shows a picture of a computer screen with the home page of the Company's new web site on it. The column on the left of the home page contains the following language: "Welcome to Covad We make internet access remarkably fast, convenient and easy for you to use. We're the leading national provider of DSL services, with a digital network that continues to expand rapidly. In fact, more that 350 qualified ISP partners across the U.S. offer Covad DSL. So ask for it by name." Below this language is a box containing a sample description of a promotional offer to customers. The rest of the home page reads as follows: "LEARN before you buy Explore life in the online fast lane to discover how a Covad DSL connection can save you time and help you get the most from the Internet. SELECT a Service Research, compare and choose the best Covad Internet connection for your home or business needs. SHOP SMART with Covad Special Values No time to find a custom Internet access solution? Connect quickly with special value packages through our select ISP partners." Below these words, in smaller type, is the following statement: "Sign up for the Covad Connection Newsletter" and beneath this statement is a box containing the letters youremail@domain.com and a button with the word "subscribe." A picture appears on the right side of the computer screen depicting several bicycle riders, one of whom has his arms extended above his head in victory.

------------------------------------------------------
------------------------------------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY SHARES OF OUR COMMON STOCK IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF OUR COMMON STOCK.

                         ------------------------------

                               TABLE OF CONTENTS
                         ------------------------------

                                     PAGE
                                     ----
PROSPECTUS SUMMARY.................     1
RISK FACTORS.......................     5
USE OF PROCEEDS....................    21
DIVIDEND POLICY....................    21
PRICE RANGE OF OUR COMMON STOCK....    21
CAPITALIZATION.....................    22
DILUTION...........................    24
SELECTED CONSOLIDATED FINANCIAL
  DATA.............................    25
MANAGEMENT'S DISCUSSION AND
  ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS........    27
BUSINESS...........................    36
MANAGEMENT.........................    55
SELLING STOCKHOLDERS...............    59
UNDERWRITING.......................    61
WHERE YOU CAN FIND MORE
  INFORMATION......................    63
LEGAL MATTERS......................    64
EXPERTS............................    64
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS.......................   F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                               13,000,000 SHARES

                                      LOGO

                                  COMMON STOCK
                           -------------------------
                                   PROSPECTUS
                           -------------------------

                            BEAR, STEARNS & CO. INC.
                           MORGAN STANLEY DEAN WITTER
                 ---------------------------------------------
                           CREDIT SUISSE FIRST BOSTON
                           DEUTSCHE BANC ALEX. BROWN
                          DONALDSON, LUFKIN & JENRETTE
                              GOLDMAN, SACHS & CO.
                        UTENDAHL CAPITAL PARTNERS, L.P.

                                             , 1999
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the Registration Fee, the NASD Filing Fee and the Nasdaq Listing of Additional Shares Fee.


                                                              AMOUNT TO BE
                                                              PAID BY THE
                                                                COMPANY
                                                              ------------
SEC Registration Fee........................................    $160,800
NASD Filing Fee.............................................      32,500
Nasdaq Listing of Additional Shares Fee.....................      17,500
Printing....................................................     125,000
Legal Fees and Expenses.....................................     200,000
Accounting Fees and Expenses................................     120,000
Blue Sky Fees and Expenses..................................       7,500
Transfer Agent and Registrar Fees...........................      10,000
Miscellaneous...............................................      36,700
                                                                --------
          Total.............................................    $710,000
                                                                ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article X of our Amended and Restated Certificate of Incorporation provides for the indemnification of our directors to the fullest extent permissible under Delaware law.

     Article VI of our Bylaws provides for the indemnification of our officers, directors, employees and agents if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding the indemnified party had no reason to believe his conduct was unlawful.

     Section 145 of the Delaware General Corporation Law permits us to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     We have entered into indemnification agreements with our directors and executive officers, and we intend to enter into indemnification agreements with any new directors and executive officers in the future.

     We maintain liability insurance coverage for all of our directors and officers.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   1.1         Form of Underwriting Agreement
   4.1**       Indenture dated as of March 11, 1998 between the Registrant and The Bank of New York.
   4.4**       Warrant Registration Rights Agreement dated as of March 11,
               1998 among the Registrant and Bear, Stearns & Co. Inc. and
               BT Alex. Brown Incorporated.
   4.5**       Specimen 13 1/2% Senior Discount Note Due 2008.
   4.6**       Amended and Restated Stockholders Rights Agreement dated
               January 19, 1999 among the Registrant and certain of its
               stockholders.

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   4.7***      Indenture dated as of February 18, 1999 among the Registrant and The Bank of New York, including form of 12 1/2% Senior
               Note Due 2009.
   4.8***      Registration Rights Agreement dated as of February 18, 1999 among the Registrant and the Initial Purchasers.
   4.9***      Specimen 12 1/2% Senior Note Due 2009.
   5.1*        Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation.
  21.1**       Subsidiaries of the Registrant.
  23.1         Consent of Ernst & Young LLP, Independent Auditors
  23.2*        Consent of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation (Included in Exhibit 5.1).
  24.1*        Power of Attorney.


---------------------------

  * Previously filed.


 ** Incorporated by reference to the exhibit of corresponding number filed with our registration statement on Form S-1 (No. 333-63899).

*** Incorporated by reference to exhibit of corresponding number filed with our registration statement on Form S-4 (No. 333-75955).

     (b) Financial Statement Schedules

     None.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes that:

          (1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

          (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          (4) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed be part of this registration statement as of the time it was declared effective.

          (5) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SANTA CLARA, STATE OF CALIFORNIA, ON THE 2ND DAY OF NOVEMBER 1999.


                                          COVAD COMMUNICATIONS GROUP, INC.


                                          By:       /s/ TIMOTHY LAEHY



                                            ------------------------------------
                                                       Timothy Laehy


                                            (Principal Financial and Accounting
                                                           Officer)



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on November 2, 1999 in the capacities indicated.



                     SIGNATURE                                              TITLE
                     ---------                                              -----

                         *                             Chairman of the Board, President and Chief
---------------------------------------------------    Executive Office (Principal Executive Officer)
             (Robert E. Knowling, Jr.)

                /s/ (TIMOTHY LAEHY)                    Chief Financial Officer
---------------------------------------------------    (Principal Financial and Accounting Officer)
                  (Timothy Laehy)

                         *                             Director
---------------------------------------------------
                   (Robert Hawk)

                         *                             Director
---------------------------------------------------
                  (Henry Kressel)

                         *                             Director
---------------------------------------------------
                  (Joseph Landy)

                         *                             Director
---------------------------------------------------
                  (Daniel Lynch)

                         *                             Director
---------------------------------------------------
                 (Frank Marshall)

                         *                             Director
---------------------------------------------------
                 (Charles McMinn)

                         *                             Director
---------------------------------------------------
                  (Rich Shapero)

              *By: /s/ TIMOTHY LAEHY
   ---------------------------------------------
                 Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   1.1         Form of Underwriting Agreement
   4.1**       Indenture dated as of March 11, 1998 between the Registrant and The Bank of New York.
   4.4**       Warrant Registration Rights Agreement dated as of March 11,
               1998 among the Registrant and Bear, Stearns & Co. Inc. and
               BT Alex. Brown Incorporated.
   4.5**       Specimen 13 1/2% Senior Discount Note Due 2008.
   4.6**       Amended and Restated Stockholders Rights Agreement dated
               January 19, 1999 among the Registrant and certain of its
               stockholders.
   4.7***      Indenture dated as of February 18, 1999 among the Registrant and The Bank of New York, including form of 12 1/2% Senior
               Note Due 2009.
   4.8***      Registration Rights Agreement dated as of February 18, 1999 among the Registrant and the Initial Purchasers.
   4.9***      Specimen 12 1/2% Senior Note Due 2009.
   5.1*        Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation.
  21.1**       Subsidiaries of the Registrant.
  23.1         Consent of Ernst & Young LLP, Independent Auditors.
  23.2*        Consent of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation (Included in Exhibit 5.1).
  24.1*        Power of Attorney.


---------------------------

  * Previously filed.


 ** Incorporated by reference to the exhibit of corresponding number filed with our registration statement on Form S-1 (No. 333-63899).

*** Incorporated by reference to exhibit of corresponding number filed with our registration statement on Form S-4 (No. 333-75955).